THE REPUBLIC OF TURKEY

     This description of the Republic of Turkey is dated as of September 3, 2004 and appears as Exhibit D to the Republic of Turkey’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2003.

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     Except as otherwise specified, all amounts in this Country Description are expressed in Turkish Lira (TL) or in U.S. dollars ($). See “Financial System—Exchange Rates and Exchange Policies” for the average exchange rates for Turkish Lira into U.S. dollars. On December 31, 2003, the Central Bank of Turkey (the “Central Bank” or the “CBT”) foreign exchange buying rate for U.S. dollars was TL1,393,278 per U.S. dollar. On September 2, 2004, the Central Bank foreign exchange buying rate for U.S. dollars was TL1,500,723 per U.S. dollar.

     The fiscal year of the Government of the Republic of Turkey (the “Government”) ends on December 31. The 12-month period ended December 31, 2003 is referred to in this report as “2003” and other years are referred to in a similar manner.

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RECENT DEVELOPMENTS

Political Conditions

     The following table sets forth the composition of the Assembly by total number of seats as of August 25, 2004:

Political Party	Number of Seats
Justice and Development Party (AKP)	368
Republican People’s Party (CHP)	171
True Path Party (DYP)	4
Independent Candidates (no party affiliation)	6

     The most recent local elections for municipalities were held on March 28, 2004. The Justice and Development Party (AKP) received 41.7% of the votes cast for the seats in city councils of the municipalities and was able to secure the mayoral position in 57 out of 81 cities. The Republican People’s Party (CHP) received 18.2% of the votes cast for the seats in city councils and won mayoral positions in 9 cities. The Nationalist Action Party (MHP) and the True Path Party (DYP) received 10.5% and 10.0% of the votes, respectively. See “Description of the Republic – Government Organization and Political Background”.

General

     In 2002, the International Monetary Fund (the “IMF”) Executive Board and the Republic agreed on a stand-by arrangement for 2002-2004 (the “2002-2004 Stand-By Arrangement”), which provides for international lending of up to SDR1 12.8 billion. During 2002, Turkey drew SDR 9.9 billion under the facility. On April 18, 2003, the IMF released the fourth tranche, consisting of SDR 510.6 million, to Turkey (at the time of the release, approximately $701 million). The fifth tranche of SDR 340.2 million (at the time of the release, approximately $476 million) was released on August 1, 2003 following IMF Executive Board approval. At the time of the release of the fifth tranche, the IMF also amended Turkey’s principal repayment schedule and, as a result, a total of $4.4 billion of scheduled repayments due in 2004 was deferred to 2005 and a total of $7 billion due in 2005 was deferred to 2006. The sixth tranche in the amount of SDR 340.2 (at the time of the release, approximately $502 million) was released by the IMF on December 18, 2003. The seventh tranche in the amount of SDR 340.2 million (at the time of the release, approximately $495 million) was released by the IMF in April 2004. The IMF Executive Board also approved the rephasing of the remaining program reviews and an extension of the 2002-2004 Stand-By Arrangement through February 3, 2005. On July 30, 2004, the IMF Executive Board completed the eighth review of Turkey’s economic performance under the Stand-By Arrangement and approved the immediate disbursement of the eighth tranche in the amount of SDR 454 million (at the time of the release of the eighth tranche, approximately $661 million). Including the eighth tranche, Turkey has drawn SDR 11.9 billion (at the time of the release of the eighth tranche, approximately $17 billion) under the 2002-2004 Stand-By Arrangement.

     In October 2003, the Government and the World Bank agreed on a new Country Assistance Strategy to define a strategic framework for the World Bank’s support to Turkey. The Board of Directors of the World Bank approved the new Country Assistance Strategy for the 2002-2006 period on November 6, 2003. The Country Assistance Strategy consists of a World Bank lending program of up to $4.5 billion. The anticipated 2004 programs, for which the World Bank has committed $1.75 billion, include, among others, the Third Programmatic Financial and Public Sector Adjustment Loan (PFPSAL-III) and a $202.0 million Renewable Energy Loan. PFPSAL-III, which aims to provide support to the Government’s financial and public sector reform program while ensuring that social programs are adequately funded, is in the amount of $1 billion. The Board of Directors of the World Bank approved PFPSAL-III on June 17,

[1]	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.46530 on September 1, 2004.

2004 and the first $500 million tranche of the loan was disbursed on July 5, 2004. The second tranche of $500 million is expected to be released towards the end of 2004.

     Standard and Poor’s raised Turkey’s rating from B (stable outlook) to B+ (stable outlook) on October 16, 2003. On March 8, 2004, Standard and Poor’s outlook for its B+ rating for Turkey was revised from stable to positive. On August 17, 2004, Standard and Poor’s again revised Turkey’s rating from B+ (positive outlook) to BB- (stable outlook). Moody’s outlook for its B1 rating for Turkey was upgraded from negative to stable on October 21, 2003.

     On January 31, 2004, the Law on the Currency Unit of the Republic (Law No. 5083) was published in the Official Gazette. In accordance with Law No. 5083, a new currency, known as New Turkish Lira or YTL, is to be introduced on January 1, 2005. Turkish Lira and New Turkish Lira banknotes and coins will be in physical circulation in 2005. However, as of January 1, 2006, old Turkish Lira banknotes will be withdrawn from circulation; the Central Bank will convert old Turkish Lira to New Turkish Lira for a period of ten years. After 2006 (when old Turksih Lira banknotes are withdrawn from circulation), the word “new” will be eliminated from the name “New Turkish Lira” and the currency of Turkey will again be called Turkish Lira. The conversion rate of the Turkish Lira to the New Turkish Lira is: TL1,000,000 = YTL1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Yeni Kurus.

     On December 25, 2003, the Assembly passed the New Tax Law (Law No. 5035), which is part of the Government’s medium-term tax strategy to reform the current tax system in a manner consistent with Turkey’s commitments under the 2002-2004 Stand-By Arrangement. The law was published in the Official Gazette on January 2, 2004. On January 29, 2004, the law implementing the second phase of Turkey’s tax reform was approved by the Assembly. The law provides for tax and investment incentives in certain regions in Turkey. On July 7, 2004, the draft law completing a portion of the final phase of Turkey’s tax reform was approved by a subcommission of the Assembly. The law, which provides tax incentives and eliminates double taxation, will be discussed at the Assembly before its final approval. The final phase of the tax reform will conclude with the approval of a new draft law, which is intended to restructure the Revenue Department.

     The Assembly approved the Municipalities Law (Law No. 5215) on July 9, 2004, and the Metropolitan Municipalities Law (Law No. 5216) on July 10, 2004. Both laws are intended to reorganize the structure, duties and responsibilities of municipalities. On July 22, 2004, President Sezer approved the Metropolitan Municipalities Law and sent the Municipalities Law back to the Assembly for revision. On July 23, 2004, the Metropolitan Municipalities Law was published in the Official Gazette.

     On July 14, 2004, the Assembly passed new legislation regarding the reorganization of special off-budget accounts and appropriations. With the approval of the new law (Law No. 5217), special accounts and appropriations are included in the budget and are intended to enhance the transparency of budget practices. On July 23, 2004, Law No. 5217 was published in the Offical Gazette.

Key Economic Indicators

•	In the first quarter of 2004, GNP grew by an estimated 12.4%, compared to the same period in 2003.

•	For the month of July 2004, Turkey’s Consumer Price Index (“CPI”) increased by 0.2% and its Wholesale Price Index (“WPI”) decreased by 1.5%. The core inflation rate increased by 0.3% for the month of July 2004.

•	Turkey’s WPI and CPI for the July 2003 – July 2004 period were 9.4% and 9.6%, respectively.

•	On August 25, 2004, the Central Bank foreign exchange buying rate for U.S. dollars was TL1,492,766 per U.S. dollar, compared to an exchange buying rate of TL1,383,497 per U.S. dollar on August 25, 2003.

•	On August 25, 2004, the Government offered an interest rate of 24.52% for 91-day Treasury bills, compared to an interest rate of 34.29% for 91-day Treasury bills on August 11, 2003.

•	The industrial production index rose by 15.7% in June 2004, compared to the same month in 2003. In the first quarter of 2004, the industrial production index rose by 10.6%, compared to 9.3% in the same period in 2003.

•	The unemployment rate increased to 12.4% in the first quarter of 2004, compared to an increase of 12.3% in the first quarter of 2003. The annual unemployment rate was 10.5% in 2003.

•	Official unemployment was 2,830,000 in the first quarter of 2004, compared to 2,844,000 in the first quarter of 2003. Annual unemployment was 2,493,000 in 2003.

•	A Council of Ministers’ Decree providing for an increase in the salaries of public civil servants was enacted and put into force on January 10, 2004. The rates of increase were 6% for the first half of the year 2004 and an additional 6% increase for the second half of the year 2004.

Tourism

•	From January to July 2004, tourism revenues increased by approximately 44.0% to $4,983 million from approximately $3,460 million during the same period in 2003.

•	From January to July 2004, the number of foreign visitors visiting Turkey increased by approximately 37.7% to approximately 9,324,101, from approximately 6,773,000 during the same period in 2003.

Foreign Trade and Balance of Payments

     Between January and July 2004, the trade deficit amounted to approximately $19,419 million, as compared to approximately $11,185 million in the same period in 2003.

     The current account balance produced a deficit of approximately $9,945 million between January and June 2004, as compared to a deficit of approximately $5,090 million in the same period in 2003.

     As of August 6, 2004, total gross international reserves were approximately $49.9 billion (compared to $49.8 billion as of December 26, 2003), Central Bank reserves were approximately $32.4 billion (compared to $33.6 billion as of December 26, 2003), commercial bank reserves and special finance house reserves were approximately $16.1 billion (compared to $14.9 billion as of December 26, 2003) and gold reserves were approximately $1.5 billion (compared to $1.3 billion as of December 26, 2003). As of August 20, 2004, Central Bank reserves were approximately $33.9 billion.

Public Finance and Budget

•	From January to July 2004, consolidated budget expenditures were approximately TL76,588 trillion and consolidated budget revenues were approximately TL60,659, compared to approximately TL82,609 trillion and TL52,213 trillion during the same period in 2003, respectively.

•	From January to July 2004, the consolidated budget deficit was approximately TL15,929 trillion, compared to TL29,396 trillion during the same period in 2003.

•	From January to July 2004, the primary surplus reached approximately TL19,109 trillion, compared to TL10,489 trillion during the same period in 2003.

•	For the year ended December 31, 2003, the primary surplus for consolidated budget amounted to TL18,793 trillion, or approximately 5.3% of GNP.

•	The Assembly passed the 2004 budget on December 24, 2003, and the budget was published in the Official Gazette on December 29, 2003.

     In January 2004, the Government decided to reduce discretionary spending by 13% to cover the budgetary costs of pension and minimum wage increases and in order to achieve the 6.5% of GNP primary surplus target for 2004.

Privatization

     The advisor for the privatization of Turk Telecom was selected in August 2002. Two separate decrees for the privatization of Turk Telecom were approved by the Council of Ministers on May 9, 2003 and were submitted to President Sezer for his review. On November 13, 2003, the Council of Ministers passed a decree relating to the sale of Turk Telecom, which stated that 51% of the shares of Turk Telekom will be sold through a block sale and the remainder of the shares will be sold through an initial public offering. On June 17, 2004, the Assembly enacted a law permitting 45% of the shares of Turk Telecom to be sold to foreign investors. The block sale is expected to occur in 2004 and the timing of the initial public offering is expected to be determined in the coming months.

     The Government’s plans for privatization include, among others, Petkim (petrochemicals company), Tupras (petroleum refining company), Turkish Airlines, Tekel (tobacco and alcoholic beverages), certain sugar factories, the Istanbul Stock Exchange, the Istanbul Gold Exchange and the National Lottery Organization, as well as the transfer of operational rights on certain highways and Bosphorus bridges and the privatization of Halk Bank and certain energy generation and distribution companies. Although the Government’s target for privatization revenues in 2003 was $4 billion, revenues from privatizations for the year 2003 were approximately $171.6 million. In the period January-July 2004, the Government realized gross revenues in the amount of $744.2 million from privatization.

     On May 6, 2003, the Privatization Administration announced that the auction process for Petkim would be completed in early June 2003. On June 6, 2003, 88% of Petkim’s shares were auctioned off for $605 million and Standart Kimya Petrol Dogalgaz Sanayi ve Ticaret A.S. was the winning bidder. On August 6, 2003, the sale was cancelled because Standart Kimya Petrol Dogalgaz Sanayi ve Ticaret A.S. failed to meet its financial obligations. On August 26, 2003, the Privatization Administration re-opened the auction for Petkim. On January 30, 2004, however, the auction was cancelled because there was an insufficient number of bids. According to the privatization program, the Government intends to consummate the privatization of Petkim in 2004.

     The block sale of a controlling stake in Tupras, which was originally scheduled to be completed in January 2004, was temporarily enjoined by the Council of State on June 22, 2004. Until final resolution of the injunction by the Council of State, the block sale of Tupras cannot be consummated.

     A privatization plan for Tekel’s tobacco and alcohol entities was approved by the Privatization High Council in December 2002. On November 5, 2003, the auctions for the tobacco and alcohol entities were held. The highest bids for the tobacco entities and alcohol entities were $1.15 billion and $292.0 million, respectively. On November 11, 2003, the tender for the tobacco entities was cancelled because the bid failed to meet the Government’s expectations. On December 22, 2003, the Privatization High Council ratified the results of the tender for the alcohol entities. Negotiations with the highest bidder for the alcohol entities were completed on February 27, 2004 and the parties entered into a definitive agreement. No plans for a new auction of the tobacco entities have been announced as of September 3, 2004.

Banking System

     As of August 24, 2004, the Savings and Deposit Insurance Fund, or the SDIF, had taken over 22 private banks since 1997.

     The Assembly passed Law No. 5230, which foresees the merger of Pamukbank with the state-owned bank Halkbank, on July 17, 2004.

     On July 20, 2004, Cukurova Group reached an agreement with the Banking Regulaton and Supervision Agency, or the BRSA, and the SDIF for early repayment of its debt to SDIF and Yapi Kredi Bank. Under the new agreement, Cukurova Group will repay $2.1 billion to SDIF in 13 months, in installments, and approximately $2 billion to Yapi Kredi Bank in 20 months, in installments, as opposed to repayment of $3.2 billion in 15 years to SDIF and approximately $2 billion to Yapi Kredi Bank in 9 years under the previous arrangements.

Debt

     The Central Government’s total domestic debt was approximately TL212 quadrillion as of July 2004, compared to TL194.4 quadrillion as of December 2003.

     During the period from January to August 2004, the average maturity of Turkish internal public debt was 13.6 months, compared to 10.2 months in the same period of 2003. The average annual interest rate on internal public debt in local currency on a compounded basis was 26.5% as of August 2004, compared to 51.5% as of August 2003.

     As of December 31, 2003, the external debt was $147,264 million, of which $22,922 million was short-term debt. Since December 31, 2003, Turkey has issued the following external debt:

•	$1,500 million of global notes on January 14, 2004, which global notes mature on February 14, 2034 and have an 8.00% interest rate.

•	EUR1,000 million of Eurobonds on February 10, 2004, with a maturity of ten years and a 6.50% interest rate.

•	$750 million of global notes on June 30, 2004, which global notes mature on June 30, 2011 and have a 9.0% interest rate.

     The aggregate amount of scheduled repayment of principal and interest on the medium-term and long-term external debt of Turkey at June 30, 2004 was $19,140, $28,919 and $26,966 million for 2004, 2005 and 2006, respectively.

International Relations

     As a result of the war against Iraq, neighboring countries, including Turkey, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. Turkey continues to be affected by the consequences of conflicts in other countries in the Middle East, including Iraq, and has been the victim of isolated terrorist attacks.

     The European Council’s parliamentary assembly removed Turkey from its human rights monitoring list on June 22, 2004. The ninth European Union harmonization package was submitted to the Assembly on June 24, 2004. Turkey’s level of progress towards alignment with the Accession Partnership in the context of National Programme has been welcomed by the EU. The 2004 Regular Report of the EU is expected to be published at the end of September 2004. Turkey anticipates that a decision to commence accession negotiations promptly in 2005 will be adopted at the Brussels European Council to be held in December 2004.

     The UN Secretary General submitted the final text of the Annan plan for Cyprus in March 2004. The Annan plan (which calls for the eventual reunification of the island) was put to separate and simultaneous referenda in Cyprus on April 24, 2004. While the Greek Cypriots rejected the Annan plan (75.8% against), the Annan plan was approved by 64.9% of Turkish Cypriots. Since the date of the referenda, numerous international organizations led by the UN and the international community have applauded the Turkish Cypriot people’s affirmative vote and have called for the immediate restoration of their direct economic, trade and cultural activities internationally. Some developments in that direction have already taken place.

     In September 2003, the United States and Turkey agreed upon the terms of up to $1.0 billion in grants for Turkey, which could be used to support up to $8.5 billion in direct loans or loan guarantees. As of June 24, 2004, no disbursements from the loan package have been made.

DESCRIPTION OF THE REPUBLIC

     Turkey has a democratically elected parliamentary form of government. Since the founding of the Republic in 1923, Turkey has aligned itself with the West and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the IMF and the Organization for Economic Cooperation and Development (the “OECD”). Turkey is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).

     Beginning in 1980, the Government embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank and reform the tax system. Turkey moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the IMF Articles of Agreement in March 1990. Turkey has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. In 2003, the service sector, industrial sector and agricultural sector accounted for an estimated 6.7%, 7.8% and (2.5)%, respectively, of Turkey’s gross domestic product. See “Economy—Services,” “Economy—Industry” and “Economy—Agriculture.”

LOCATION, AREA AND TOPOGRAPHY

     Turkey, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Turkey’s location has been a central feature of its history, culture and politics. Turkey’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.

     Turkey’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Bosphorus, the Sea of Marmara and the Dardanelles.

     Turkey has an area of approximately 768,000 square kilometers, and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.

POPULATION

     According to estimates of the State Institute of Statistics (SIS) and the State Planning Organization (SPO), population growth averaged approximately 1.55% per annum between 1995 and 2003 and Turkey’s population as of December 2003 was estimated to be 70.7 million.

     Turkey’s population is comparatively young, and the transformation of Turkey’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population.

     According to the SIS and the SPO, in 2000, 70.6% of the population lived in urban areas and 29.4% lived in rural areas. Turkey’s urbanization rate between 1995-2000 was 4.7%.

     The largest cities in Turkey are Istanbul, the country’s commercial center, and Ankara, its capital, with populations of 8.3 million and 3.0 million, respectively. Other cities with populations in excess of one million are Izmir, Adana and Bursa.

     In 2003, total civilian employment was 21,147 million, of whom approximately 33.9% were employed in agriculture, 18.2% in industry and 47.9% in services. See “Economy—Employment and Wages.” The unemployment rate was 10.5% in 2003.

     According to the State Planning Organization, Turkey has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 65 years in 1985-1990 to an average of 69 years in 2003. The infant mortality rate decreased from the level of 65 per thousand for the period 1985-1990 to 39.4 per thousand for the period 1995-2002. The adult literacy rate increased sharply from 67.5% to 87.3% between 1980 and 2000.

     Turkey is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Turkey, including Greek Orthodox, Armenian Christians and Jews. The official language of Turkey is Turkish.

GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND

     A popular nationalist movement began in Turkey before the turn of the century and gathered momentum in the aftermath of World War I. Turkey was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Ataturk was elected as the Republic’s first President. Ataturk instituted a series of sweeping social reforms that have played a central role in the development of modern Turkey. The Constitution of Turkey (the “Constitution”) was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Turkey, and Islamic legal codes were replaced by Western ones. Ataturk’s reforms and Western orientation continue to be the dominant ideological element in Turkey today.

     Historically, the military has been an important factor in Turkish government and politics. The Turkish military establishment has intervened in Turkish politics three times since 1959 (in 1960, 1971 and 1980) to provide stability in the face of political and social factionalism. Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems.

     Turkey’s current Constitution, which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly. The Constitution provides for the Assembly, a President and a Prime Minister. The President is elected for a seven-year term by a vote of the Assembly, and the Prime Minister is appointed by the President from the Assembly. The Prime Minister, in turn, nominates other members of the Cabinet, who are then approved by the President. The Cabinet, chaired by the Prime Minister, exercises the executive powers of the Government.

     The members of the Assembly are elected for five-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties on the basis of class, religion or ethnic identity. The Election Law (Law No. 298) provides that parties whose nationwide vote in general elections is less than 10% are not eligible for seats in the Assembly. On the other hand, a party must have at least 35% of the nationwide vote in order to have a simple majority in the Assembly.

     Judicial power in Turkey is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court (the “Constitutional Court”) decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Court of Appeal is the court of last resort for most civil and criminal matters, while military matters are referred to a separate system of courts.

     In July 1995, a series of amendments to the Constitution were adopted. Among other things, the amendments brought into effect reforms related to the formation of political parties, membership in political parties and the involvement of unions and other organizations in political activities. The amendments also reduced the legal voting age from 20 to 18, increased the number of members of the Assembly from 450 to 550 and removed restrictions on the ability of academic personnel and university students to engage in political activities.

     On June 30, 1997, the ruling coalition Government, composed of the pro-Islamic Welfare Party (RP), led by Necmettin Erbakan, and Tansu Ciller’s center-right True Path Party (DYP) collapsed after the resignation of Mr. Erbakan following widespread resignations from both parties. Earlier in 1997, Mr. Erbakan had agreed to implement a series of proposals made by the National Security Council designed to reinforce the secular nature of the Constitution. In accordance with the Constitution, the National Security Council is composed of the Prime Minister, the Chief of the General Staff, the Minister of National Defense, the Minister of Internal Affairs, the Minister of Foreign Affairs, the Commanders of the Army, Navy and Air Force, and the General Commander of the Gendarmerie, under the chairmanship of the President of the Republic.

     The Government was replaced by a secularist coalition headed by Prime Minister Mesut Yilmaz of the center-right Motherland Party (ANAP), Bulent Ecevit’s Democratic Left Party (DSP) and the Democratic Turkey Party (DTP).

     On January 16, 1998, responding to a case submitted by the Government prosecutor seeking to revoke the status of the Welfare Party on constitutional grounds, the Constitutional Court ordered the closure of the Welfare Party after determining that its activities contravened the principles of the secular Constitution. The Constitutional Court also terminated the Assembly memberships of former Prime Minister Erbakan and five other deputies and banned Mr. Erbakan and six other Welfare Party members from being the founder, member, administrator or supervisor of any political party for five years.

Following the closure of the Welfare Party by the Constitutional Court, a new political party, the Virtue Party (FP), was formed in Turkey. A majority of the deputies from the former Welfare Party joined the Virtue Party.

     In the general elections that took place on April 18, 1999, Mr. Ecevit’s Democratic Left Party (DSP) placed first with 22.2% of the vote and 136 deputies in the 550-seat Assembly. The Nationalist Action Party (MHP) led by Devlet Bahceli came in second with 18.0% of the vote and 129 seats. The Virtue Party won 15.4% of the vote and 111 seats. Mr. Yilmaz’s Motherland Party (ANAP) won 13.2% of the vote and 86 seats while the True Path Party (DYP) won 12.0% of the vote and 85 seats. On May 28, 1999, then President Suleyman Demirel approved a coalition Government of the Democratic Leftist Party (DSP), the Nationalist Action Party (MHP) and the Motherland Party (ANAP), led by Mr. Ecevit as Prime Minister. On May 16, 2000, Ahmet Necdet Sezer, formerly the chief judge of the Constitutional Court, became President of Turkey.

     On June 22, 2001, the Virtue Party (FP), which had been the main opposition party, was banned by the Constitutional Court as a result of alleged anti-secular activities. Certain deputies of the former Virtue Party formed the Saadet Party, under the leadership of the head of the former Virtue Party, Recai Kutan. The remaining deputies of the Virtue Party formed the Justice and Development Party under the leadership of the former mayor of Istanbul, Recip Tayyip Erdogan.

     In 2002, Turkey was challenged by a weakened government and political uncertainty about its future. In July 2002, Mr. Ecevit’s refusal to step down as Prime Minister resulted in the resignation of half of the members of the Democratic Left Party in the Assembly. As a result of the resignations, the three-party coalition, consisting of the Democratic Left Party, the Motherland Party and the Nationalist Action Party, lost its absolute majority, with the number of seats it held in the Assembly falling to 270 out of 550. Prime Minister Ecevit announced that general elections would be held in November 2002, approximately 17 months before the scheduled general elections, and on July 31, 2002, the Assembly voted to hold elections on November 3, 2002.

     The most recent general elections for the Assembly were held on November 3, 2002. The Justice and Development Party (AKP) received 34.3% of the votes and was able to secure 363 out of 550 available seats in the Assembly. As a result of the elections, the Justice and Development Party (AKP) won a simple majority in the Assembly. The Republican People’s Party (CHP) was the only other political party in the new Assembly, having received 19.4% of the votes and 178 seats in the Assembly. Independent candidates (unaffiliated with political parties) gained 9 seats in the Assembly.

     The following table sets forth the official results of the November 3, 2002 elections by percentage of total votes won and number of seats won:

Table No. 1	Composition of the Assembly
(as of November 3, 2002 elections)

	Number of	Percentage of
	Seats	Total Votes
Justice and Development Party	363	34.3
Republican People’s Party (CHP)	178	19.4
Independent candidates (no party affiliation).	9	1.0
Nationalist Action Party (MHP)(1)	0	8.4
True Path Party (DYP) (1)	0	9.6
Young Party (GP) (1)	0	7.3
Democratic Peoople’s Party(1)	0	6.2
Others(2)	0	14.0

	550	100.0

(1)	Failed to obtain the requisite 10% of total votes; no seats in the Assembly.
(2)	Includes all other political parties that failed to obtain the requisite 10% of total votes.

Source: Grand National Assembly.

     The official results of the November 3, 2002 elections were published in the Official Gazette on November 10, 2002. President Sezer appointed Mr. Abdullah Gul from the Justice and Development Party (AKP) as the new Prime Minister on November 16, 2002. Prime Minister Gul’s cabinet was approved by President Sezer on November 18, 2002. The number of ministries comprising the cabinet was reduced from 35 to 25. Mr. Ali Babacan was appointed as the Minister in charge of the Undersecretariat of Treasury. Mr. Abdullatif Sener was appointed as the Deputy Prime Minister in charge of the Privatization Administration and the State Planning Organization. Mr. Kemal Unakitan was appointed as the Finance Minister. The list of the new council of ministers was published in the Official Gazette on November 19, 2002 and the new Government’s program was approved by the Assembly on November 28, 2002.

     In December 2002, parliamentary elections in the province of Siirt were invalidated due to alleged election irregularities. The High Electoral Board reset the election date for the general elections to March 9, 2003. In February 2003, Mr. Recep Tayyip Erdogan, the leader of the Justice and Development Party (AKP) announced his intention to run for the Siirt parliamentary post. In the election on March 9, 2003, Mr. Erdogan won the election for the Siirt parliamentary post and was later appointed by President Sezer as the Prime Minister of Turkey. On March 23, 2003, Prime Minister Erdogan formed the 59th Government of the Republic, which received a vote of confidence from the Assembly. See “Recent Developments – Political Conditions”.

INTERNATIONAL ORGANIZATIONS

     Since its establishment in 1923, the Republic has closely aligned itself with the West. It is a founding member of the United Nations (“UN”), and has been a member of NATO since 1952, an associate member of the EU since 1963, and an associate member of the Western European Union (“WEU”) since 1992. Turkey supports NATO expansion and believes that the development of the European security structure should be completed on the basis of NATO standards.

     In addition, Turkey is a founding member of the Council of Europe, the European Bank for Reconstruction and Development and the Organization for Security and Cooperation in Europe (“OSCE”) and Turkey belongs to the World Bank, the IMF, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guaranty Agency (“MIGA”), the Bank for International Settlements (“BIS”) and the OECD. Furthermore, Turkey is a party to the General Agreement on Tariffs and Trade (“GATT”), a member of the World Trade Organization (“WTO”) and is a participant in the International Convention on the Harmonized Commodity Description and Coding System. Turkey is also a member of the Organization of the Islamic Conference and of the Islamic Development Bank. Turkey is a party to many international treaties relating to disarmament and arms control.

     Turkey launched the Black Sea Economic Cooperation Zone, a regional trade organization, which brings together 12 countries (Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Greece, Moldavia, Romania, the Russian Federation, Serbia and Montenegro, Turkey and Ukraine) within a framework of economic cooperation. Turkey is also a founding member of the Economic Cooperation Organization (“ECO”), which was initially composed of Turkey, Iran and Pakistan. The ECO has subsequently been enlarged to include Afghanistan, Azerbaijan, Kyrgyzstan, Kazakhstan, Tajikistan, Turkmenistan and Uzbekistan.

     In 1963, Turkey signed an association agreement (the “Ankara Agreement”) with the European Economic Community (“EEC”), which is now the EU. In 1970, an additional protocol to the association agreement was signed between Turkey and the then EEC that established the framework and conditions of the transitional stage of the association. Turkey seeks full membership in the EU and, in April 1987, Turkey submitted its formal application for membership. In late 1989, the EEC declared that Turkey was eligible to become a full member. The EEC decided to defer accession negotiations due to changes in the EU and Turkey’s economic situation at the time.

     In 1995, Turkey and the EU concluded a customs union (the “Customs Union”), pursuant to which Turkey and the EU eliminated all customs duties and equivalent charges on imports of industrial goods and processed agricultural products. The EU’s quotas on Turkish textile products were also eliminated. Turkey assumed the obligation to harmonize its tariffs and equivalent charges on the importation of goods from specific third countries with the EU’s common external tariff (from approximately 15% in 1995 to 4.4% in 2004) and to progressively adapt itself to the EU’s commercial policy and preferential trade arrangements with third countries. Although basic agricultural products were excluded from the initial package, a preferential trade regime for basic agricultural products was adopted as of January 1, 1998. Turkey is also progressively adopting many aspects of the Common Agricultural Policy of the EU.

     To adapt itself to the EU’s commercial policy and preferential trade arrangements with specific third countries, Turkey has signed a number of free trade agreements with all of the Central and Eastern European Countries (Romania, Hungary, Lithuania, Estonia, the Czech Republic, Slovakia, Bulgaria, Latvia, Slovenia and Poland) (collectively, the “CEECs” or “Central and Eastern European Countries”), Israel, Morocco, Bosnia-Herzegovina, Croatia, Macedonia and the EFTA States (Norway, Iceland, Switzerland and Liechtenstein). The ratification process for the agreements with Croatia and Bosnia-Herzegovina is nearly complete. Negotiations are expected to commence with Tunisia, the Faroe Islands, Albania, Serbia and Montenegro, Mexico, Algeria, Jordan, South Africa and the Mercado Comun del Sur (Argentina, Brazil, Paraguay and Uruguay). With the enlargement of the EU in May 2004, Turkey’s free trade agreements with acceding countries have been terminated.

     Turkey has taken substantial steps to harmonize its legislation relating to competition, consumer protection, intellectual property and standardization of foreign trade with those of the EU. With the completion of the Customs Union, the association between Turkey and the EU, as stipulated by the Ankara Agreement, had entered its final stage. At a summit meeting in Helsinki, Finland in December 1999, the EU named Turkey as a candidate for membership in the EU. The recognition of Turkey as a candidate country ushered in a new era of Turkey-EU relations. The EU Commission prepared an Accession Partnership for Turkey (the “Accession Partnership”), which was made public on November 8, 2000, and was formally approved by the EU Council on February 26, 2001. The adoption of the Accession Partnership, which was revised in April 2003, was a crucial step in Turkey’s pre-accession strategy. In line with the Accession Partnership, Turkey announced a “National Program for the Adoption of the EU Acquis” on March 19, 2001. The National Program was submitted to the EU Commission on March 26, 2001 and was subsequently revised in July 2003. The process by which Turkey will become a member of the EU is referred to as the “Accession Process.”

     The EU committed to grant a total of EUR848 million to Turkey between 2000 and 2006. For 2005 and 2006, a total of EUR800 million has been pledged to Turkey. Turkey has also utilized EUR2.1 billion in credits from the European Investment Bank between 2000 and 2003 (EUR600 million of which was for earthquake assistance). The European Investment Bank announced its plan to lend an additional EUR2.3 billion of credits between 2004 and 2006. The EU’s pre-accession financial assistance for Turkey will have to be used exclusively in areas directly linked to the process of accession and alignment, and allocated solely to those programs and projects mutually agreed upon between the EU and the Government.

     Progress towards accession continues in accordance with the National Program. The opening of accession negotiations with the Commission, which is anticipated for early 2005, depends on the fulfillment of the Copenhagen political criteria. Within the last two years, Turkey has taken a number of important steps towards this end. The Constitution of Turkey was amended twice. The amendments covered a wide range of issues related to improving human rights, strengthening of the rule of law and restructuring democratic institutions. The Constitutional amendments were followed by legislative and administrative measures to ensure the proper implementation of the amendments.

     Turkey has undergone a period of reform and transformation since 1999. Between February 2002 and August 2003, seven harmonization packages were enacted. A new civil code has been adopted. Reforms with respect to freedom of thought and expression, freedom of association and peaceful assembly and freedom of religion have been implemented. Legal restrictions on individual cultural rights have been lifted and Turkish citizens have been given the right to learn and broadcast in languages other than Turkish and dialects spoken in different regions in Turkey. In addition, the death penalty has been abolished. The right to property of community foundations belonging to the minorities in Turkey has been ensured and the legal basis needed for the activities of foreign foundations in Turkey has been established. New definitions and measures to deal with illegal immigration have been introduced.

     In accordance with the National Program and in response to Turkey’s serious economic crises in 2001, numerous economic reform measures have been adopted. Turkey has restructured its financial sector, ensured transparency in public finance and enhanced competitiveness and efficiency in the economy. Such structural reforms have already begun to yield tangible results.

     A reform monitoring group was established in September 2003 to ensure effective implementation of the reforms. In addition, a process of legislative scrutiny has also been conducted to assess progress in Turkey’s alignment with the Accession Partnership. Eight sub-committees of the EU Commission periodically convene to review the reforms being undertaken by Turkey. Turkey’s efforts were most recently acknowledged by the European Council at the Copenhagen European Council in December 2002. The European Council in Copenhagen also announced that, if the European Council in December 2004 determines that Turkey fulfills the Copenhagen political criteria, the EU will open negotiations with Turkey without delay.

     In accordance with the Commission’s recommendations in the 2002 Strategy Paper for Turkey, it was also decided in Copenhagen that the accession strategy for Turkey would be strengthened, the process of legislative scrutiny would be intensified, the Customs Union would be extended and enhanced and the EU’s pre-accession financial assistance to Turkey would be significantly increased. Beginning in 2004, any financial assistance to Turkey would be financed under the budget heading “pre-accession expenditure”.

     In 2003, the EU Commission proposed a substantial increase in financial assistance for the period 2004-2006. Pre-accession financial assistance should reach EUR250 million in 2004, EUR300 million in 2005 and EUR500 million in 2006. Financial assistance will be linked to the priorities established in the Accession Partnership.

     A revised Accession Partnership was adopted by the EU Council on May 19, 2003 and the revised National Program was adopted on July 24, 2004. The revised documents establish the framework for the Accession Partnership and the timetable for implementing the priorities. The Accession Partnership and the National Program are revised from time to time to take account of progress made and the establishment of new priorities.

     In its 2003 regular report and strategy paper regarding Turkey’s progress towards accession, the EU Commission concluded that while a majority of the goals established in the Accession Partnership (as revised) have been fulfilled, certain shortcomings in the implementation of reforms continue to exist. The EU Council has encouraged Turkey to continue to implement the reforms outlined in the Accession Partnership and the National Program and build on the substantial progress already achieved.

FOREIGN RELATIONS

     Turkey, as a country located between the Balkans and the Caucasus at the convergence of Europe and Asia, has played and continues to play a key role in the peaceful resolution of conflicts in the region, including, in particular, those in Bosnia and Kosovo, and actively participates in the Minsk Group of the Organization for Security and Cooperation in Europe, which is working to settle the Azerbaijan-Armenia dispute. Turkey supported the implementation of the Dayton Peace agreement for Bosnia and was instrumental in the establishment of the Bosnian-Croatian Federation. Turkey pledged approximately $80 million, including $20 million in grants, for the reconstruction of Bosnia and Herzegovina. Turkey was also involved in a program with the United States to train and equip the Bosnian army and participated in the Multinational Protection Force deployed in Albania in accordance with a UN Security Council Resolution of March 1997. Turkey also took part in NATO’s peacekeeping force in Kosovo and accepted several thousand Kosovo refugees during NATO’s military campaign.

     Turkey places great importance on maintaining long-term, comprehensive stability in the Balkans. Turkey has provided substantial assistance to the Balkan nations to help them with reconstruction and rehabilitation efforts. Turkey continues to monitor the peace and stability in the region through its contributions to KFOR and the UN police mission in Kosovo, SFOR and the EU police mission in Bosnia-Herzegovina and the EU police mission in Macedonia (KFOR and SFOR are special armed forces divisions formed by the international community). Turkey launched the Southeastern European Countries Cooperation Process in February 1999 among Turkey, Albania, Bosnia and Herzegovina, Bulgaria, Greece, Croatia, Macedonia, Romania and the Federal Republic of Yugoslavia to create a regional platform for issues of common interest in the region. Turkey is also involved in the Multinational Peacekeeping Force for Southeastern Europe. In addition, Turkey is actively participating in the Stability Pact initiated by the EU, which strives to develop a comprehensive framework for dealing with problems in the region, and the Southeast European Cooperative Initiative. Turkey has further contributed to security in the region through its participation in the Regional Arms Control Verification and Implementation Assistance Center in Southeastern Europe.

     In an effort to contribute to the creation of a stable and peaceful environment in its region, Turkey has played a leading role in the formation of a Naval Task Force for the Black Sea (BLACKSEAFOR) that was created among the coastal states to respond to emergencies and environmental disasters in the region, as well as a Multinational Peacekeeping Force for Southeastern Europe.

     Turkey seeks good relations with all countries, in particular its neighbors. In this regard, relations with Greece constitute an important aspect of Turkish foreign policy. The current constructive dialogue and cooperation between Turkey and Greece that began in 1999 following a series of earthquakes that struck the region has resulted in the execution of twenty-five agreements (including memoranda of understanding and protocols) since 1999 relating to, among other things, tourism, the environment, economic cooperation, culture and terrorism. New channels of communication have been opened between Turkey and Greece; government ministers have had high-level visits, regular political consultations have been established and working groups have been implemented. The ongoing improvement in bilateral relations between Turkey and Greece has benefited both countries and the region as a whole.

     There are, however, unresolved issues in Turkey’s relations with Greece, including problems related to the status of Cyprus, which, since a coup d’etat on July 20, 1974, has been divided between Greek and Turkish communities. Turkey and the Turkish Republic of Northern Cyprus side were critical of the EU’s decision in December 1997 to start accession negotiations with the Greek Cypriots. Through separate press statements, Turkey and the Turkish Republic of Northern Cyprus declared their belief that the Greek Cypriot side has no authority to negotiate on behalf of the whole island and that the EU’s decision was in contravention of the 1959-60 Treaty of Guarantee relating to Cyprus. The Treaty of Guarantee relating to Cyprus, signed by Turkey, Greece and Great Britain, precludes Cyprus from joining any international organization (such as the EU), unless Turkey and Greece are both also members of such international organization. Turkey is currently not a member of the EU.

     On March 31, 1998, Turkey and the Turkish Cypriot government announced the creation of a joint economic zone, which seeks to allow for transfers of technology, increased investment, standardization of customs duties and free circulation of capital, goods and services between the Turkish Republic of Northern Cyprus and Turkey. Turkey continues to support the efforts to negotiate a peaceful and lasting solution to the Cyprus issue, including the efforts of the United Nations Secretary-General. Mr. Denktash and the then leader of the Greek Cypriots, Mr. Glafcos Clerides, had six rounds of talks relating to the status of Cyprus between January and September 2002. President Denktash promoted the Turkish Cypriot Party’s comprehensive proposals for a settlement in April and September 2002. In November 2002, the UN Secretary General presented the UN proposals for a comprehensive settlement in Cyprus and in December 2002, Mr. Denktash and Mr. Clerides conveyed their written replies to the Secretary General.

     The special adviser of the UN Secretary General submitted the revised proposals of the UN and invited the two leaders to Copenhagen for consultations. However, a settlement was not achieved. In late 2003, the negotiation process was re-launched. See “Recent Developments—International Relations”.

     In addition to fostering economic and political relationships with many countries, both in Europe and Asia, Turkey continues to develop political and economic relations with the Balkan, Caucasian and Central Asian countries. Turkey has actively encouraged trade with neighboring countries and has made substantial credit available to Bosnia, Georgia, Azerbaijan and the Central Asian countries through the Turkish Export Credit Bank. One objective of Turkish foreign policy has been to play a stabilizing role in the region.

     Turkey continues to support the independence of the Central Asian countries and facilitate their transition to democracy. Close historical, linguistic and cultural ties have served as a valuable foundation for a rapid development of relations. The Turkish Export-Import Credit Bank has extended credits totaling $726 million (of which $589 million have already been allocated). The total trade volume between Turkey and the Central Asian countries increased from $1.1 billion in 2002 to $1.2 billion in 2003. Turkey has extended more than 10,000 scholarships to students from Central Asian countries since 1992. Turkey has also provided significant military assistance and training to deal with security threats. The summits of Turkish-Speaking Countries serve as a platform for high-level exchanges among Turkey, Turkmenistan, Uzbekistan, Kazakhstan, Kyrgyzstan and Azerbaijan.

     Turkey has close political, economic, social and cultural ties with Armenia, Azerbaijan and Georgia (collectively, the “Caucasus”). The strategic position of the Caucasus enhances its significance for the stability of the region. Turkey recognized the independence of Armenia, Azerbaijan and Georgia in 1991, following the disintegration of the Soviet Union. However, Turkey has not established diplomatic relations with Armenia.

     Turkey has developed close relations with both Azerbaijan and Georgia. Reciprocal visits by government ministers of the countries have enhanced cooperation and stability. Turkey has actively supported the integration of Azerbaijan and Georgia into regional and global institutions such as NATO, the OSCE, the Council of Europe and the Black Sea Economic Cooperation.

     Conflicts in the Southern Caucasus, such as those relating to Nagorno Karabakh and Abkhazia, are obstacles to peace and stability. Turkey is actively involved in contributing to the peaceful solution of the conflicts. The peaceful settlement of these conflicts will contribute to the stability and economic welfare of the region.

     Turkey also enjoys close economic, political and cultural relations with the countries in the Middle East. Since the inception of the Middle East peace process, which Turkey actively supports, Turkey’s relations with Israel have expanded to include economic and military cooperation. In addition to a military training agreement signed in February 1996, Turkey and Israel signed a free trade agreement in March 1996. Turkey had a total trade volume with Israel of approximately $1.4 billion in 2003. Turkey seeks to further its technological and scientific cooperation with Israel. In addition to Israel, Turkey has relations with the Arab countries. Turkey actively contributes to the search for peace in the Middle East as a facilitator and, at the request of both the Israelis and the Palestinians, participates in the Temporary International Presence in Hebron. While the total trade volume between Turkey and Saudi Arabia, Syria and Jordan has been increasing annually, increased Turkish investments and construction activities by Turkish companies in the region will further improve trade and economic relations.

     Prior to the start of Operation Iraqi Freedom in March 2003, Turkey initiated high-level exchanges with a number of neighboring countries (beginning in January 2003) to explore the possibility of a joint effort for peace in Iraq. Turkey’s policy with regard to Iraq remains unchanged following the US-led operation in Iraq. In order for Iraq to achieve lasting peace, Turkey has advocated the necessity to maintain the territorial integrity and the national unity of Iraq. Turkey is also actively committed to the reconstruction effort in Iraq. The restoration of peace and stability in Iraq will constitute an important step towards regional stability in the Middle East.

     Turkey complied with the United Nations sanctions against Iraq during and following the Gulf War of 1991 and Turkey suffered huge economic losses from such sanctions. The calculable losses of Turkey stemming from the sanctions amount to over $100 billion.

     The US-led coalition’s military operation in 2003 against Iraq added extra economic and financial pressure on Turkey. Since the beginning of the military operation in March 2003, the operations of the Kirkuk-Yumurtalık Oil Pipeline have not fully resumed. Turkey is presently trying to restore the strong commercial ties with Iraq and is committed to actively contributing to the international reconstruction efforts in this country.

     Turkey and Afghanistan have historically enjoyed close relations. Turkey is committed to the restoration of peace and stability in Afghanistan and supports the Bonn Agreement. Turkey participated in the International Security Assistance Force (ISAF) in Afghanistan since its inception and assumed the command of ISAF II between June 2002 and February 2003. Turkey continues to contribute to this force, while also providing training for the Afghan National Army and police force. Turkey has similarly undertaken a number of reconstruction projects in the fields of education, health and agriculture. The Government pledged $5 million for a period of 5 years for the reconstruction of Afghanistan. The total of Turkey’s contributions to Afghanistan’s reconstruction efforts during the last two years has already reached this amount. Turkey recently announced that it intends to make an additional contribution of $5 million for a period of 3 years.

     In October 1998, Turkey and Syria entered into the Adana Memorandum, which provides a commitment from Syria to forbid activities of the Kurdish Workers Party (a terrorist organization also known as the PKK) within its borders. Since entering into the Adana Agreement, bilateral relations between Turkey and Syria are developing and reciprocal visits by government ministers of both countries have enhanced relations. Turkey believes the Adana Agreement is a step toward future economic and strategic cooperation between the two countries.

     High level visits between Turkey and the United States during 1999, including a visit to Turkey by former U.S. President William J. Clinton, paved the way for further enhancement of ties between the two countries. As a result of the meetings in 1999, Turkey and the United States have consolidated their “strategic partnership,” which involves close cooperation on a wide range of political and economic issues concerning Europe, the Caucasus, Central Asia and the Middle East. Turkey and the United States have maintained their “strategic partnership” and the two work together to maintain peace, prevent or contain regional conflicts, curb the proliferation of weapons of mass destruction, combat international terrorism and extremism of all sorts and combat illegal drug trafficking and other organized transnational crime. See “Recent Developments – International Relations.”

     Although a strong ally of the United States, Turkey expressed certain reservations regarding military action against Iraq and, on March 1, 2003, the Assembly rejected the deployment of U.S. ground forces in Turkey for the war against Iraq. As a result of the war against Iraq, Turkey experienced certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures.

     In September 2003, the United States and Turkey agreed upon the terms of up to $1.0 billion in grants for Turkey, which could be used to support up to $8.5 billion in direct loans or loan guarantees.

     Russia is an important neighbor and key actor in the Eurasia region. Enhanced cooperation between Turkey and Russia is an important aspect of security and stability both regionally and globally. Reciprocal visits between Turkey and the Russian Federation have strengthened bilateral ties and enhanced understanding and cooperation between the two countries. The visit by former Prime Minister Bulent Ecevit to Moscow in November 1999, during which a Joint Declaration on Cooperation in Combating Terrorism was executed, was an important step in bilateral relations. The visit to Turkey by the then Prime Minister of the Russian Federation, Mikhail Kasyanov, in October 2000, further enhanced cooperation between the two countries. In June 2001, Turkey and the Russian Federation came to an understanding relating to the Action Plan for Cooperation in Eurasia, which was ultimately executed in November 2001.

     Trade volume between Turkey and the Russian Federation reached almost $5 billion in 2002 and $6.7 billion in 2003. Turkish contractors continue to consolidate their position in the Russian construction market by attaining over $12 billion of business to date. The number of Russians visiting Turkey in 2001, 2002 and 2003 was approximately 753,000, 946,000 and 1,258,000, respectively. Enhanced cooperation in the energy sector, for example, the Blue Stream Project for the transportation of Russian natural gas to Turkey via an underwater pipeline in the Black Sea, is becoming a prominent feature of Turkish-Russian relations.

ECONOMY

BACKGROUND

     After the 1980s, significant progress was made in Turkey towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution towards a greater reliance on market forces and trade liberalization became apparent. In order to complete this process, international capital markets were entirely liberalized in 1989. In addition, a Customs Union covering Turkey’s industrial product and the last stage of the association agreement between Turkey and the European Community both began in 1996. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adopt to both internal and external factors. The success of those reforms implemented in Turkey is also refelcted by the strong performance of the Turkish economy in the last decade despite the existence of an unfavorable international environment.

     Turkey’s real GNP growth rate averaged approximately 3.3% during the period from 1995 to 2003. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. Turkey’s external debt levels rose in absolute terms from $79.4 billion in 1996 to approximately $147.3 billion in 2003. The relative external debt burden increased from 154.1% of total foreign exchange revenues to 197.1% over the same period. See “Debt—External Debt and Debt Management.”

     In addition to the registered economy, Turkey has an unregistered economy, which is substantial, though by definition unquantifiable, and has historically not been reflected in the statistics of the Republic. The unregistered economy, which is referred to as “shuttle trade”, includes significant amounts of activity in the agricultural sector and in trade with the republics consisting of the Commonwealth of Independent States (“CIS”) (Azerbaijan, Armenia, Belarus, Georgia, Kazakhstan, Kyrgystan, Moldova, Russia, Tajikistan, Turkmenistan, Uzbekistan and Ukraine). Consequently, trade and other figures may under-report the actual level of economic activity intended to be measured. The Government has been working with the World Bank to bring more untaxed economic activities within the scope of the registered economy, and therefore within the tax base of the Republic. Since 1996, the Government has developed a methodology to account for the portion of the unregistered economy relating to “shuttle trade” with the CIS republics. See “Foreign Trade and Balance of Payments—Current Account.”

GROSS NATIONAL PRODUCT

     Real GNP declined by 6.1% in 1999 as a result of high interest rates, the uncertainty surrounding general elections scheduled for that year and the August 17, 1999 earthquake that struck Turkey.

     Economic activity, which had been declining since the last quarter of 1998, started to recover in 2000. In 2000, Turkey’s real GNP increased by 6.3%, mainly stemming from a 8.9% increase in domestic demand (excluding stockbuilding). In addition to more stable political and economic outlooks and diminished uncertainties, falling interest rates and sizable real interest payments were the main factors behind the sharp increase in domestic demand.

     After two consecutive financial crises in November 2000 and February 2001, GNP and GDP declined by 9.5% and 7.5%, respectively, in 2001. In 2001, total final domestic demand decreased by 15.1% as net exports increased by 12.3%. The decline in GDP was offset partly by increases in net exports despite deep domestic demand deficiencies.

     Following the severe financial recession in 2001, the economy recovered in 2002 and GDP increased 7.9%. In 2002, value added increased 6.9% in the agriculture sector, 9.4% in the industrial sector and 7.5% in the services sector. Economic growth was mainly in stockbuilding and foreign demand. Domestic demand increased 1.7% and the contribution of stockbuilding to GDP growth was 7.1% in 2002. Private consumption increased 2.1% in 2002, but private fixed investment declined by 5.3% in 2002.

     The growth of the Turkish economy since 2002 demonstrates Turkey’s increasing economic stability. Economic growth was robust in 2003 as the GDP growth rate was 5.8%, which exceeded the target. Economic growth was driven by exports, improved consumer and business confidence and reduced interest rates. As a result of severe weather conditions and drought, agricultural value added declined by 2.5% in 2003. Value added in the industry and service sectors increased by 7.8% and 6.7%, respectively, in 2003. Export growth fueled confidence and induced private consumption and investment. Reductions in government consumption and investment and the net negative contribution of foreign trade as a result of growing imports did not hinder the economic recovery. In 2003, private consumption and private fixed investment increased by 6.6% and 20.3%, respectively.

     The following table presents the components of real GNP and related figures for the years indicated:

Table No. 2	Gross National Product

	1999	2000	2001	2002	2003(1)
	(in billions of Turkish Lira)
At constant 1998 prices
GNP	50,262	53,344	48,351	52,111	57,452
Foreign balance	1,664	3,190	(1,270)	(684)	348

Total domestic demand	51,926	56,637	47,080	51,426	55,064

Allocation of Domestic Demand
Fixed Investment
Public	3,421	4,037	2,929	3,188	2,480
Private	7,817	8,840	5,972	5,361	6,542

Total fixed investment	11,238	12,877	8,902	8,549	9,022
Consumption
Public	6,200	6,447	6,340	6,478	6,548
Private	33,682	36,189	33,197	34,304	36,127

Total consumption	39,882	42,637	39,537	40,783	42,675

GNP (at current prices)	78,282,967	125,596,129	176,483,953	275,032,366	356,680,888
Turkish Lira/U.S. dollar (annual average)	417,581	623,749	1,222,921	1,504,598	1,495,307
GNP (at current prices, millions of dollars)	187,468	201,357	144,313	182,795	238,534
Population (mid-year, in thousands)	66,293	67,420	68,529	69,626	70,712
Per capita GNP (at current prices, in dollars)	2,828	2,986	2,106	2,625	3,373

(1)	Estimate.

Source: SPO.

GROSS DOMESTIC PRODUCT

     There has been a significant change in the structure of economic activity in Turkey since the 1980s. The share of the industrial sector in GDP rose in the 1980s and has remained relatively stable in the 1990s. The share of the agricultural sector in GDP fell throughout the 1980s but has been relatively stable in the 1990s. The share of the services sector has continued to increase in the 1980s and 1990s.

     In 2003, the industrial sector, which includes mining, manufacturing and energy, accounted for 24.7% of GDP, compared with 25.2% in 2002. In 2003, the agricultural sector’s share of GDP was 11.7%, compared with 11.6% in 2002, and the services sector was 63.6% of GDP in 2003, compared with 63.2% in 2002. GDP increased by 5.8% in 2003, compared with an increase of 7.9% in 2002.

     The following table presents changes in the composition of GDP at current prices for the periods indicated:

Table No. 3	Composition of GDP by Sector
(at current prices)

	1999	2000	2001	2002	2003
	(percentage of total)
Agriculture	15.3	14.1	12.1	11.6	11.7
Industry	23.2	23.3	25.7	25.2	24.7
Mining	1.1	1.1	1.2	1.1	1.0
Manufacturing	19.2	19.2	20.6	20.1	20.0
Energy	2.9	3.0	3.9	4.1	3.6
Services	61.5	62.6	62.2	63.2	63.6
Construction	5.6	5.2	5.2	4.1	3.5
Trade	19.1	20.0	21.0	20.2	19.8
Transportation and communications	14.0	14.2	15.8	15.1	15.0
Government	11.3	10.1	10.4	10.0	10.2
Other	11.4	13.1	9.8	13.8	15.1
GDP Total	100.0	100.0	100.0	100.0	100.0

Source: SIS.

     The following table presents real growth in output for GDP for the periods indicated:

Table No. 4	GDP Growth by Sector
(at 1987 prices)

	1999	2000	2001	2002	2003
	(by percentage)
Agriculture	(5.0)	3.9	(6.5)	6.9	(2.5)
Industry	(5.0)	6.0	(7.5)	9.4	7.8
Mining	(7.3)	(1.1)	(8.8)	(4.4)	(2.9)
Manufacturing	(5.7)	6.4	(8.1)	10.4	8.6
Energy	1.3	6.5	(2.1)	8.0	5.7
Services	(4.5)	8.9	(7.7)	7.5	6.7
Construction	(12.5)	4.4	(5.5)	(5.6)	(9.0)
Trade	(6.3)	12.0	(9.4)	11.0	8.1
Transportation and communications	(2.4)	5.5	(5.3)	6.0	8.4
Government	2.7	2.0	1.6	0.7	0.8
Other	(2.2)	11.2	(11.0)	10.7	10.1
GDP Total	(4.7)	7.4	(7.5)	7.9	5.8

Source: SIS.

PRINCIPAL INDUSTRIES

     Turkey has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.

     In 1999, the industrial sector value added declined by 5.0%, mainly stemming from the 5.3% decrease in private sector industrial production. In 1999, mining and manufacturing output declined by 7.3% and 5.7%, respectively. The earthquake that struck the northwestern part of Turkey in August 1999 adversely affected the industrial sector. In 1999, the industrial sector value added accounted for 23.2% of GDP and 17.2% of total civilian employment.

     In 2000, the industrial sector value added increased by 6.0%. This increase resulted primarily from the 10.5% increase in private sector industrial production, and the industrial sector accounted for 23.3% of GDP and 18.2% of total civilian employment.

     In 2001, the industrial sector value added decreased by 7.5%. This decline in industrial production stemmed primarily from the contraction in domestic demand and a decrease in imports. As a result, private sector industrial production declined by 10.7% in 2001. In the same year, the industrial sector accounted for 25.7% of GDP and 17.5% of total civilian employment in 2001.

     In 2002, the industrial sector value added increased by 9.4%. This increase resulted mainly from the 13.4% increase in private sector industrial production. In 2002, the industrial sector accounted for 25.2% of GDP and 18.5% of total civilian employment.

     In 2003, the industrial sector value added increased by 7.8%. In the same year, value added increased by 8.6% in the manufacturing industry, resulting mainly from the 11.0% increase in production in private sector manufacturing. In 2003, the industrial sector accounted for 24.7% of GDP and 18.2% of total civilian employment.

     Manufacturing and Mining. Turkey’s manufacturing sector is dominated by small and medium-sized firms, typically family-owned, though there are also a number of large conglomerates. Areas of specialization include textiles and ready-to-wear apparel, ceramics and glass, iron and steel, chemicals and light consumer goods. Lignite production is the predominant mining activity in Turkey.

     The following table presents industrial output for selected products for the periods indicated:

Table No. 5	Industrial Output

	Years					Percentage Change
	1999	2000	2001	2002	2003	2000/99	2001/00	2002/01	2003/02
	(in thousands of metric tons, unless otherwise indicated)
Mining
Hard Coal(1)	2,738	3,330	3,639	3,132	2,998	(21.6)	9.3	(9.0)	(9.5)
Lignite(1)	64,897	59,686	56,543	48,187	42,938	(8.0)	(5.3)	(14.8)	(10.9)
Crude Oil	2,939	2,748	2,551	2,440	2,375	(6.5)	(7.2)	(4.3)	(2.7)
Manufacturing
Cotton Yarn (tons)(2)	125,877	144,847	—	—	—	15.1	—	—	—
Wool Yarn (tons)(2)	7,668	7,881	—	—	—	2.8	—	—	—
Filtered Cigarette (tons)	119,291	122,929	126,082	131,366	111,859	3.0	2.6	4.2	(14.8)
Raki & Beer (Mil liters).	748	759	764	796	841	1.4	0.7	4.1	5.7
Newsprint	68	128	88	54	20	87.0	(31.0)	(38.5)	(62.9)
Craft Paper	37	41	43	37	15	13.0	3.4	(12.7)	(58.7)
Sulfuric Acid	832	659	576	630	546	(20.8)	(12.6)	9.3	(13.3)
Polyethylene (tons)	216,537	224,592	206,526	201,380	191,034	3.7	(8.0)	(2.5)	(5.1)
PVC+PCC Comp (tons)	191,327	176,631	147,174	156,539	139,974	(7.7)	(16.7)	6.4	(10.6)
LPG	772	712	732	758	774	(7.8)	2.8	3.5	2.1
Naphtha	1,963	1,910	2,056	1,525	1,378	(2.7)	7.6	(25.9)	(9.6)
Gasoline	3,412	2,758	3,027	3,831	3,091	(19.2)	9.7	26.6	1.8
Gas Oil	7,932	6,919	7,579	7,736	8,046	(12.8)	9.5	2.1	4.0
Fuel-Oil	6,584	6,532	7,250	6,835	6,888	(0.8)	11.0	(5.7)	0.8
Bottles & Glass Articles.	1,066	1,142	1,141	1,242	1,315	7.1	(0.1)	8.9	5.9
Crude Iron	5,181	5,333	5,289	5,012	5,694	2.9	(0.8)	(5.2)	13.6
Steel Ingot	13,816	13,596	14,382	16,046	17,644	(1.6)	5.8	11.6	10.0
Blistered Copper (tons)	43,408	29,951	24,792	19,375	18,448	(31.0)	(17.2)	(21.8)	(4.8)
Alumina (tons)	159,122	161,228	145,993	152,869	162,174	1.3	(9.4)	4.7	6.1
Cement	34,216	36,237	30,125	32,577	35,083	5.9	(16.9)	8.1	7.7
Tractor (No.)	24,864	35,908	15,054	10,371	29,288	44.4	(58.1)	(31.1)	182.4
Automobile (No.)	222,119	305,603	226,795	259,812	425,409	37.6	(25.8)	14.6	63.7
Truck (No.)	13,086	28,327	7,056	12,223	18,707	116.5	(75.1)	73.2	53.0
Bus and Minibus (No.)	31,545	46,841	12,446	15,506	43,227	48.5	(73.4)	24.6	178.8
Energy
Electrical Energy (Mil. Kwh)	116,441	124,922	122,725	129,367	140,129	7.3	(1.8)	5.4	8.3
Value Added in
Industry (At 1987
Prices) (Bil TL)	31,814	33,738	31,207	34,142	36,793	6.0	(7.5)	9.4	7.8

(1)	Pithead production.

(2)	Annualized figures include public sector.

Sources: SIS, SPO.

ENERGY

     Geographically, Turkey is in close proximity to 70% of the world’s energy resources. In 2003, Turkey imported 74.4% of its total energy requirements. In 2003, petroleum imports constituted 41.6% of total energy consumption. In addition, in 2003, Turkey imported 9.6 million metric tons oil equivalent of coal and 18.7 million metric tons oil equivalent of natural gas.

     In 1989, approximately 64% of Turkey’s crude oil imports came from Iraq. Following the UN’s embargo on Iraq, Turkey met its oil import needs from other sources, principally Saudi Arabia and Iran, although the cost (including transportation costs) of such imports increased substantially. Since 1995, Iraq has been permitted to sell a limited amount of oil in exchange for food, medicine and other humanitarian products. See “Foreign Relations” above.

     In 2003, only 5.2% of Turkey’s crude oil imports originated from Iraq, compared to 5.2% in 2002 and 2.4% in 2001.

     The following table presents Turkey’s oil imports by sources for the years indicated:

Table No. 6	Oil Imports

	1999	2000	2001	2002	2003
	(in millions of metric tons)
Iraq	4,775	4,087	563	1,238	1,255
Iran	4,754	3,793	4,894	4,539	7,029
Libya	3,644	3,594	4,414	3,900	4,580
Saudi Arabia	3,630	3,726	3,525	3,865	3,868
Russia	2,494	2,224	4,582	3,927	4,565
Syria	2,137	2,218	2,432	2,404	1,430
Algeria	682	—	80	267	240
Egypt	99	—	—	103	74
United Arab Emirates	—	—	—	—	—
Tunisia	44	—	71	65	43
United Kingdom	—	—	—	—	—
China	—	—	—	—	33
Georgia	—	—	141	—	—
Kazakhstan	723	273	43	—	22
Italy	—	—	—	504	395
Others	—	1,756	2,497	2,850	563

Total Crude Oil Imports	22,984	21,671	23,243	23,662	24,096
Petroleum Products Imports	5,585	8,622	5,792	7,534	8,111

Source: Ministry of Energy and Natural Resources (MENR)

     Energy development and power generation have been priority areas for public investment. In particular, Turkey is developing hydroelectric sources and embarked on a power and irrigation project (known as “GAP”) in Southeastern Anatolia in the early 1980s. The project region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Turkey. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. It is planned that upon completion of GAP, which is scheduled for 2010, approximately 1.8 million hectares (4.5 million acres) of land will be irrigated, and its power generating capacity will be approximately 7,500 MW. The total cost of GAP is expected to be $32 billion (excluding expropriation and overhead costs). The installed capacity of GAP hydropower plants in operation was 5454 MW as of December 31, 2003 (73% of the total generating capacity of GAP). In addition, as of December 31, 2003, approximately 12% of the total irrigation was completed, 9% was under construction and 79% was at final design level.

     Natural Gas

     Turkey is utilizing natural gas to an increasing extent, both from its own reserves and from abroad, having established long-term purchase agreements with the Russian Federation. In 2003, primary natural gas supply amounted to 20.82 bcm (only BOTAS) or approximately 20% of the total energy supply. In addition, two power plants, Hamitabat and Ambarli in Thrace, have been producing electricity from natural gas since 1987 and 1988, respectively. The use of natural gas by the industrial sector began in 1989 and natural gas was first supplied to Ankara for residential and commercial purposes in 1988. At present, natural gas has been used in Ankara, İstanbul, Bursa, İzmit, Eskişehir and Adapazari.

     Turkey began importing 6 bcm of natural gas from the former Soviet Union in 1987 under an agreement signed in 1986. Another agreement was signed in 1998 for the delivery of 8 bcm of natural gas through TURUSGAZ (a BOTAŞ, GAZPROM and GAMA joint venture company) from the western pipeline. Also, in 1997 a Natural Gas Sale and Purchase Agreement was signed between BOTAŞ and GAZEXPORT for the supply of 16 bcma of Russian gas to Turkey through the Black Sea.

     In order to diversify the natural gas supply sources and increase the supply security of Turkey, Turkey and Algeria entered into a 20-year term LNG Purchase Agreement in 1988. In 1995, an amendment to the agreement with Algeria was signed to increase the import volume from Algeria from two bcma to four bcma. In addition, BOTAS and Nigeria signed an LNG Sale and Purchase Agreement in 1995 for 1.2 bcma of natural gas equivalent of LNG. Turkey and Iran entered into a Natural Gas Sale and Purchase Agreement in 1996 for the supply of 10 bcma of Iranian natural gas to Turkey.

     Turkey has also entered agreements with Turkmenistan and Azerbaijan for the purchase of natural gas. For the delivery of Egyptian natural gas to Turkey though a pipeline crossing the Mediterranean Sea, a Natural Gas Sales and Purchase Agreement was also initiated with Egypt. When finalized, this agreement will be deemed to be outside the scope of the Natural Gas Market Law in the event a deficit of supply occurs as a result of the Energy Market Regulatory Board’s supply and demand balancing activities.

     A Frame Agreement was signed between Turkey and Iraq in 1996 for the transportation of 10 bcma of Iraqi natural gas to Turkey from gas fields to be developed in Iraq. Since there is no provision related to Iraqi gas in the Natural Gas Market Law, this project will be re-evaluated.

     In 2003, Turkey imported 12.460 bcm of natural gas from the Russian Federation and 3.461 bcm of natural gas from Iran and Turkey imported 3.795 bcm and 1.107 bcm of natural gas equivalent of LNG from Algeria and Nigeria, respectively.

     Recent analyses suggest that natural gas demand, excluding the electricity generation plants to be realized, will increase to 41.5 bcm in 2010 and 50.7 bcm in 2020.

     The Natural Gas Market Law, which is intended to attract foreign capital to the natural gas sector, was enacted on May 2, 2001. Pursuant to the Law, the BOTAŞ monopoly structure will be eliminated, supply, transmission and distribution activities in the natural gas market will be organized and current legislation and applications will be harmonized with EU regulations. According to the law, companies are able to import, export, wholesale, transmit, distribute and store natural gas after obtaining a license from the Energy Market Regulatory Authority. The head of the Energy Market Regulatory Authority and its members were appointed on November 2, 2001. Free entry in all segments of the market began in November 2002. See “-Restructuring the Electricity Sector” below.

     In the framework of the Natural Gas Market Law, the Energy Market Regulatory Authority has given the importation, transmission and storage licenses to BOTAŞ and BOTAŞ is conducting studies to transfer the natural gas purchasing contracts.

     Restructuring the Electricity Sector

     Significant steps have been made recently towards a fundamental restructuring of the electricity sector. The new Electricity Market Law came into effect in March 2001, with the objective of developing a transparent and competitive electricity market, achieving stability of supply, and ensuring high quality, inexpensive and environmentally friendly electricity. The most important aspect of the restructuring is the central role of competition in ordering the market. The law provides a framework for the establishment of institutions and addresses the following structural regulations:

•	Creates a new independent Energy Market Regulatory Authority (EMRA), governed by the Energy Market Regulatory Board, which is responsible for regulatory functions such as licensing, tariff setting and market monitoring.

•	Requires participants in defined market segments (generation, transmission, distribution, wholesale (trading) and retail) to be licensed by the EMRA. It also requires that separate accounts be maintained for each licensed activity and location, each with specific rights and obligations.

•	Requires bilateral contracting between market participants, thus implying a residual balancing mechanism to operate the transmission system; a compulsory pool type wholesale market is excluded.

•	Provides competition, which began in March 2003, for consumers directly connected to the transmission system or with annual consumption of more than 9 GWh. This eligibility threshold was determined in January 2004 as 7.8 GWh, which corresponds to approximately 29% of the market at present. A 100% threshold is expected by 2011.

•	Provides for non-discriminatory and regulated third party access to the electricity grid and distribution system.

•	Provides for the preparation by public industry participants and approval and enforcement by the EMRA of specific regulatory codes for transmission, distribution, retail and the short term balancing market.

•	Provides for eventual direct privatization of the sector.

     Since September 3, 2002, the electricity market has been active and several regulations were enacted as secondary legislation by EMRA.

     The electricity sector in Turkey was dominated by two state-owned companies, the Turkish Electricity Generation and Transmission Company (TEAS) and the Turkish Electricity Distribution Company (TEDAS). Further structural separation of TEAS into three separate companies covering generation, trading and transmission activities was implemented on October 1, 2001 by a decree, one of the early steps in the present liberalization plan. The companies, Turkish Electricity Transmission Corp. (TEIAS), Electricity Generation Corp. (EUAS) and Turkish Electricity Trading and Contracting Corp. (TETAS) are now legally in operation.

     Several models such as the Build-Operate-Transfer (the BOT Model), the Build-Own-Operate (the BOO Model), the Transfer of Operating Rights (the TOOR Model) were developed previously to provide effective means to attract foreign and domestic investment. There are 23 plants in operation based on the BOT Model with total capacity of 2350 MW, whereas approximately 6000 MW of capacity was built through the BOO Model. Two plants comprising a total of 650 MW of capacity are producing electricity based on the TOOR Model. However, the desired outcome has not been obtained through application of these models and they are no longer applicable pursuant to the provisions of the new Electricity Market Law, which envisages a competitive electricity market.

     Turkey consumed 140.8 billion kilowatt-hours (kWh) of electricity in 2003. Installed capacity has reached approximately 36 GW. According to the demand forecast for the short to medium term, significant growth rates in demand will be experienced in the coming years, which implies the need for new capacity.

     Auto-production is also related to Law No. 3096 by Decree 85/9799 which allows the MENR to grant permission for industrial plants, residential complexes with more than 5000 dwellings, five star hotels, industrial zones, universities and municipal institutions to generate their own electricity. At present, approximately 150 auto-producer plants generate an annual power output corresponding to more than 16% of the total electricity generation. After the enactment of the Electricity Market Law, EMRA evaluated the auto-producer applications according to the Law and the related secondary legislation.

     With the enactment of the Electricity Market Law, incentives for the development of renewables utilization for electricity generation have been promoted. In this context, separate legislation has recently been drafted to promote renewables based electricity generation within the market, without distorting the market. Furthermore, a $200 million Renewable Energy Project Loan provided by the World Bank was signed on May 5, 2004 and is designed for investors seeking to generate electricity from renewable energy sources.

     The current structure resulting from efforts to increase private sector participation in the power sector is a critical issue at the current stage of the transition to a fully competitive market framework. One important step to achieving the target of a well-functioning competitive electricity market is the privatization of distribution assets and generation plants.

     Transmission ownership and operation functions will be under Government control through the Turkish Electricity Transmission Co. (TEİAŞ), as a result of the monopolistic nature of the transmission activity.

     Interconnections

     Turkey already has the following existing interconnections with neighbouring countries:

•	Bulgaria: two interconnections, 400 kV in the aggregate

•	Azerbaijan (Nahcievan): one interconnection, 154 kV

•	Iran: two interconnections, 554 kV in the aggregate

•	Georgia: one interconnection, 220 kV

•	Armenia: one interconnection, 220 kV (which is not currently functioning because the 220/154 kV transformer in Kars (Turkey) is located in a substation connected to Georgia)

•	Syria: one interconnection, 400 kV

•	Iraq: one interconnection, 400 kV

•	Greece: one link, 400 kV (in the planning phase)

     Although Turkey is connected to all these countries, none of the interconnectors can be operated with a synchronous parallel mode of operation. The synchronization of the Turkish power system with neighbouring countries in the East and Southeast is not possible for technical reasons. However, technical studies for the synchronization of the Turkish power system with Union for the Coordination of Transmission of Electricity (“UCTE”) through interconnectors with Bulgaria are at the first stage and studies relating to the planned Greece interconnector are at the second stage. In addition to technical problems, it is unlikely that the Turkish power system will synchronize with any of its Eastern and Southeastern neighbours except Syria because the UCTE has very strict rules for the extension of the interconnected network. The synchronization of the Turkish and Syrian power systems is within the scope of the Mediterranean Electric Ring (“MEDRING”) study, which is being undertaken with the financial support of the EU, and is designed to investigate the synchronization of all power systems in the vicinity of the Mediterranean. If the outcome of this study is positive and UCTE approves it, synchronization in Turkey may be possible in the future.

     Because of the lack of synchronicity among the interconnectors, all the interconnectors of Turkey are operated in island mode (i.e. supplying an island form in the Turkish power system from the power system of the neighbouring country or vice versa). Currently:

•	300 million kWh/year of energy is imported at 70 MW peak power from Turkmenistan to Turkey via Iran through the 400 kV Iran (Khoy)-Başkale (Turkey) interconnection line (from December 12, 2003 until 2006);

•	350-400 million kWh/year of energy is exported at 50 MW peak power from Turkey to Nahcievan through the 154 kV Igdır (Turkey)-Babek (Nahcievan) interconnection line; and

•	Approximately 750-800 million kWh/year of energy is exported at 100 MW peak power from Turkey to Iraq through the 400kV Turkey (PS3)-Iraq (Zakho) interconnection line which is energized at 154 kV.

     Crude oil and natural gas pipeline projects

     As the energy bridge between the East and West, Turkey participates in various regional and inter-regional interconnection projects to meet its own energy demands.

     Baku-Tblisi-Ceyhan Crude Oil Main Export Pipeline

     As an economically feasible and environmentally sound project for the transportation of crude oil produced mainly in the Azeri-Chirag-Guneshli offshore fields of Azerbaijan developed by AIOC, the Baku-Tbilisi-Ceyhan Crude Oil Pipeline is under the sponsorship of a group of petroleum companies led by BP Exploration (Caspian Sea) Ltd. Other current shareholders (formerly known as the MEP Participants) are SOCAR, Unocal BTC Pipeline Ltd, Statoil BTC Caspian As, TPAO, ENI, TotalFinaElf, Itochu Oil Exploration (Azerbaijan) Inc., INPEX, ConocoPhillips, and Amerada-Hess (BTC) Ltd. The Intergovernmental Agreements and the Host Government Agreements, having been signed by Azerbaijan, Georgia, Turkey and MEP Participants, constitute the legal framework for the project.

     BOTAS, as a turn-key contractor, is responsible for completing the basic engineering studies, the detailed engineering stage and the Land Acquisition and Construction phase of the project.

     The Basic Engineering studies, which began on June 15, 2000, were completed successfully on May 15, 2001. The Detailed Engineering studies began on June 19, 2001 and were officially completed on August 28, 2002. The Land Acquisition and Construction phase of the Project was initiated on August 29, 2002. All contracts relating to pipeline, pump stations, export terminal, scada and telecommunications and all main supply contracts (Line Pipe, Line Valves, Pumps & Drivers, Metering Systems, etc.) were awarded on September 20, 2002. The Mechanical Completion for the Turkish Section of the pipeline is planned for the end of 2004 and commissioning is planned for mid-2005. The capacity of the pipeline will be 50 million tons of crude oil per annum and it is expected to remain operational for 40 years.

     Once the pipeline is commissioned, the traffic load in the Turkish Straits, which is already at high levels, is expected to be reduced.

     Natural gas interconnection projects

     The EU Commission has assessed the strategic potential of Turkey in transporting oil and gas to European markets. The framework of the EU program is anticipated to initiate activities for a gas pipeline between Turkey and Greece with the objective of establishing the South European Gas Ring which would allow for the resources of the Caspian basin, Russia, the Middle East, Southern Mediterranean countries and other international sources to flow through Turkey to European markets.

     As the first step of the South European Gas Ring Project, the Interconnector Turkey-Greece (ITG) project was started in July 2000. The economic feasibility study of the Project was completed in March 2002 . The EU Commission agreed to finance 50% of the cost of engineering and studies of the Interconnector Turkey-Greece Project. The Grant Agreement was signed in December 2002. The Intergovernmental Agreement was signed in February 2003 and the Natural Gas Sale and Purchase Agreement was signed on December 2003. Engineering studies of the Turkish section were completed at the end of 2003. Following the realization of the Interconnector Turkey-Greece (ITG), Turkey will supply some of the Greek demand by 2006. The interconnection line between the two countries will be extended to Europe through multiple routes.

     The studies between BOTAŞ, the Italian firm EDİSON and DEPA have been started in order to expand the Turkey-Greece Natural Gas Pipeline Project to Italy, by a pipeline passing through the Adriatic Sea. The Interconnector Turkey-Greece Project will likely become the Interconnector Turkey-Greece-Italy Project in the near future. As an additional corridor, in April 2003, BOTAS and DEPA signed a protocol with the gas companies of Bosnia-Herzegovina, Croatia, Slovenia, Serbia-Montenegro, Macedonia and Albania.

     Another route, which is planned to pass through Bulgaria, Romania, Hungary and Austria, will be another of Turkey’s transport routes to Europe.

     Recently BOTAŞ has cooperated with OMV Erdgas of Austria, MOL of Hungary, Transgaz of Romania and Bulgargaz of Bulgaria. In October 2002, the Cooperation Agreement was signed by the five companies in Vienna to start technical and financial studies. On December 2003, the Grant Agreement was signed between OMV Erdgas and the EU TEN Funding Commission to cover half of the cost of the technical and economic feasibility studies associated with the project.

     The following table presents Turkey’s energy supply (by resource) for the years indicated:

Table No. 7	Energy Supply

	1999		2000		2001		2002		2003
		%		%		%		%		%
	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total
Domestic Production
Petroleum	3.1	4.2	2.9	3.6	2.7	3.5	2.5	3.2	2.5	2.9
Coal	13.3	17.9	13.3	16.4	12.9	17.0	11.6	14.9	10.7	12.5
Hydroelectric	3.0	4.0	2.7	3.3	2.1	2.7	2.9	3.7	3.0	3.5
Natural Gas	0.7	0.9	0.6	0.7	0.3	0.4	0.4	0.5	0.7	0.8
Other	7.6	10.3	7.4	9.2	7.3	9.6	7.1	9.1	6.9	8.1

	27.7	37.3	26.9	33.1	25.2	33.2	24.6	31.4	23.9	27.7
Imports
Petroleum	30.2	40.6	32.0	39.4	30.7	40.4	32.6	41.7	34.0	39.5
Coal	7.8	10.5	10.5	12.9	6.7	8.9	9.6	12.3	12.7	14.8
Electricity	0.2	0.3	0.3	0.4	0.4	0.5	0.3	0.4	0.1	0.1
Natural gas	11.2	15.1	13.5	16.6	14.9	19.6	15.8	20.1	18.9	22.0

	49.4	66.5	56.3	69.4	57.7	69.5	58.3	74.4	65.8	76.3
Exports
Petroleum(2)	3.4	4.5	2.0	2.5	3.2	4.2	4.4	5.6	4.7	5.4
Electricity	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1

	3.4	4.5	2.0	2.5	3.2	4.2	4.4	5.6	4.8	5.5
Stock changes	0.5	0.7	0.3	0.4	1.1	1.4	(0.1)	(0.1)	1.1	1.3
Statistical error	0.0	0.0	(0.3)	(0.3)	0.2	0.2	0.1	0.1	0.1	0.1

Total Supply	74.2	100.0	81.1	100.0	75.8	100.0	78.4	100.0	86.2	100.0

(1)	Million metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kwh.
(2)	Includes marine bunkers.

Source: Ministry of Energy and Natural Resources (MENR)

AGRICULTURE

     Although the relative role of agriculture in Turkey’s economy has declined over the last decade, it remains an important sector. Moreover, agriculture plays an important role in supplying products to, and creating demand for, products of other sectors. Turkey’s principal agricultural products include wheat, sugar beet, barley, tobacco, grapes, figs, citrus fruits, olives and hazelnuts.

     Agriculture is one of the sectors that is targeted for structural reform under the Stand-By Agreement with the IMF and assistance from the World Bank. Agricultural sector changes in 1999 significantly affected pricing policy, support purchases and subsidies. Within this framework, indirect support policies (price and input subsidies) were phased out at the end of 2002 and replaced with direct income support. Wheat prices were set closer to market rates and such prices were set at market prices by 2002 (in conjunction with the start of the direct income support system).

     The Tobacco Law No. 4733 (enacted March 1, 2002) opens up the tobacco market to competition, ensures that tobacco prices are set in a free market, and, following a restructuring process, enables the privatization of TEKEL. The Sugar Law No. 4634, effective as of 2001, envisages that sugar beet prices will be determined by a consensus between the sugar factory operators and the sugar beet producers.

     These changes are part of the Agricultural Reform Implementation Project (“ARIP”), which was put into practice in 2001 and used $600 million in funds from the World Bank. The ARIP has four components: direct income support to farmers rather than price supports; some degree of choice among farmers as to the crops they will grow; elimination of government transfers to Agricultural Sales Cooperatives and Unions; and a public information campaign. Law No. 4572, which is intended to reduce the role of the Government in the marketing and processing of agricultural products by restructuring the agricultural sales cooperatives and unions as autonomous organizations, was put into effect in 2000.

     In 2003, agricultural value added decreased by 2.5%, compared to a 6.9% increase in 2002. Agriculture accounted for approximately 11.7% of GDP and 33.9% of civilian employment in 2003.

     Although agricultural production in Turkey is generally less efficient than elsewhere in Europe, Turkey is largely self-sufficient in foodstuffs. Moreover, there have been significant improvements in the quality and productivity of its crops. These crops, such as barley, wheat, maize and soya, have become more readily marketable abroad and are relatively easy to store.

     Upon completion of the GAP project scheduled for 2010, a total of approximately 1.8 million hectares (4.5 million acres) of land are expected to be irrigated. See “Economy-Industry-Energy.”

Table No. 8	Agricultural Output

	Annual					Percentage Change
	1999	2000	2001	2002	2003(1)	2000/99	2001/00	2002/01	2003/02(1)
	(in thousands of tons)					(percentage)
Cereals
Wheat	18,000	21,000	19,000	19,500	19,000	16.7	(9.5)	2.6	(2.6)
Barley	7,700	8,000	7,500	8,300	8,100	3.9	(6.3)	10.7	(2.4)
Maize	2,297	2,300	2,200	2,100	2,800	0.1	(4.3)	(4.5)	33.3
Pulses
Lentils	380	280	460	500	485	(26.3)	64.3	8.7	(3.0)
Chick Peas	560	548	535	650	600	(2.1)	(2.4)	21.5	(7.7)
Dry Beans	237	230	225	250	250	(3.0)	(2.2)	11.1	0.0
Industrial Crops
Sugar Beet	16,854	18,821	12,633	16,396	12,576	11.7	(32.9)	29.8	(23.3)
Cotton	886	870	900	979	884	(1.8)	3.4	8.7	(9.7)
Tobacco	251	200	145	161	160	(20.4)	(27.5)	11.0	(0.5)
Oil Seeds
Cotton	1,415	1,390	1,438	1,563	1,412	(1.8)	3.4	8.7	(9.7)
Sunflower	950	800	650	850	800	(15.8)	(18.8)	30.8	(5.9)
Groundnut	95	78	72	90	85	(17.9)	(7.7)	25.0	(5.6)
Tuber Crops
Potatoes	6,000	5,370	5,000	5,200	5,300	(10.5)	(6.9)	4.0	1.9
Dry Onions	2,500	2,200	2,150	2,050	1,750	(12.0)	(2.3)	(4.7)	(14.6)
Fruit Bearing Vegetables
Watermelons and Melons	5,725	5,805	5,795	6,395	5,950	1.4	(0.2)	10.4	(7.0)
Tomatoes	8,956	8,890	8,425	9,450	9,820	(0.7)	(5.2)	12.2	3.9
Fruits and Nuts
Grapes and Figs	3,675	3,840	3,485	3,750	3,880	4.5	(9.2)	7.6	3.5
Citrus Fruits	2,263	2,222	2,478	2,493	2,488	(1.8)	11.5	0.6	(0.2)
Hazelnuts	530	470	625	600	480	(11.3)	33.0	(4.0)	(20.0)
Apples	2,500	2,400	2,450	2,200	2,600	(4.0)	2.1	(10.2)	18.2
Olives	600	1,800	600	1,800	850	200.0	(66.7)	200.0	(52.8)
Tea	1,096	758	825	792	869	(30.8)	8.8	(4.0)	9.7
Value Added in Agriculture
(at 1987 prices, billion TL)	15,369	15,962	14,923	15,948	15,549	3.9	(6.5)	6.9	(2.5)

(1)	2003 figures are based on a revised estimate.

Source: SIS.

SERVICES

     The services sector, which accounted for approximately 63.6% of GDP in 2003 (compared to 63.2% of GDP in 2002) and 47.9% of total civilian employment (compared to 46.6% in 2002), is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport and communications, as well as finance and commerce, health, education and social services. In 2003, value added in the services sector increased by 6.7%, compared to a 7.5% increase in 2002. The increase in the services sector was attributable to increases in the trade and transportation sectors.

     Trade

     In 1999, as a result of the contraction in domestic demand and output, the value added in trade declined by 6.3%. As a result of the sharp decline in domestic demand, wholesale and retail trade value added decreased by 9.4% in 2001, compared to an increase of 12.0% in 2000. Wholesale and retail trade accounted for 21.0% of GDP in 2001, compared to 20.0% in 2000. In 2002, wholesale and retail trade value added increased by 11.0% and accounted for 20.2% of GDP. In 2003, wholesale and retail value added increased by 8.1% and accounted for 19.8% of GDP.

     Tourism

     Tourism has become a major growth sector in Turkey’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector in Turkey by expediting improvements in infrastructure and by facilitating private investment in this sector, including both foreign and domestic investment.

     While tourism revenues in 1999 decreased by 27.5% and reached $5.2 billion, tourism revenues in 2000 increased by 46.8% and reached $7.6 billion. This represented approximately 3.8% of GDP in 2000. OECD countries, Turkey’s principal source of visitors, accounted for 61.7% of total tourist arrivals in 2000.

     In 2001, tourism revenues increased to $8.1 billion, from $7.6 billion in 2000. In 2001, the number of foreign visitors increased approximately 11.4% compared to 2000. Tourism revenues in 2002 reached $8.5 billion and the number of foreign visitors increased by 14.0%. Tourism revenues accounted for 4.6% of GDP in 2002. Tourism revenues increased to $13.2 billion in 2003 and the number of foreign visitors increased by 5.3%. Tourism revenues accounted for 5.5% of GDP in 2003.

     The following table presents overall tourist arrivals, receipts and the percentage increase in receipts for the years indicated:

Table No. 9	Tourism

			% Increase in
Year	Total Arrivals	Total Receipts	Total Receipts
	(in thousands)	(in millions of U.S. dollars)	(percentage)
1999	7,487	5,203	(27.5)
2000	10,428	7,636	46.8
2001	11,620	8,090	5.9
2002	13,248	8,479	4.8
2003	13,956	13,203	55.7

Sources: SIS, CBT.

     Transport and Communications

     Modernization of transport and communications has been a priority of the public sector in the past decade, and since 1996 this sector has received, on average, approximately 35% of total public sector investment. Including private sector investments in transport, approximately 26% of gross fixed capital formation has been allocated to transportation and communication since 1996.

     Major projects have included the construction of motorways, the modernization of the Turkish Airlines fleet, the expansion of airports and air traffic control systems, railway improvement, and the continuing improvement of road standards to a higher load/axle basis in intensive traffic areas. Modernization of the telecommunications system has extended telephone service throughout the country.

     The most significant project in the transport and communications sector is the 580-mile Turkish section of the Trans-European highway, part of which is an express highway between İstanbul and Ankara. This project was finished in 2004 and it seeks to exploit Turkey’s strategic location for trade between Europe and the Middle East.

     Value added in transportation and communication increased by 8.4% in 2003, compared to 6.0% in 2002. Transportation and communication accounted for 15.0% of GDP in 2003, compared to 15.1% in 2002.

     Construction

     The importance of the construction sector is underscored by the role of housing, particularly the activities of the Mass Housing Fund and, previously, the Public Participation Administration, the development of industrial facilities and commercial buildings, and the implementation of public infrastructure improvements. Also, domestic and international contracting and engineering services are important to the value added and employment potential of Turkey. With its strong knowledge, experience and human resource capacity, the Turkish construction and contracting sector is competitive in foreign markets.

     The construction sector’s growth rate declined by 12.5% in 1999 as a result of a slowdown in economic activity resulting from the earthquakes in 1999. Value added in the construction sector grew by 4.4% in 2000, mainly as a result of an increase in economic activity to reconstruct the damages of the 1999 earthquakes. However, as a result of the serious economic crises at the end of 2000 and the beginning of 2001, the growth rate of the construction sector declined by 5.5% in 2001. A further decline of 5.6% was recorded in the construction sector in 2002. In 2003, value added in the construction sector declined by 9.0%, mainly as a result of a decline in public sector investment as a result of strict implementation of fiscal policy measures in accordance with the program targets.

     From 2001 until the end of 2003, the construction sector was negatively affected by stagnation in the local market as a result of the crisis in 2000 and 2001. In the last quarter of 2003, the decline in the sector was reversed and a growth trend began. Public sector investments remain at a low level, preventing the improvement in the construction sector. Nevertheless, long term and low cost credits supplied to housing at the beginning of 2004 have increased the housing demand considerably.

     The construction and contracting sector maintains a competitive position in some foreign markets and is expected to reach nearly $5 billion in total contracts in 2004, as compared to $3.4 billion in 2003.

EMPLOYMENT AND WAGES

     The total civilian labor force in Turkey was 23.6 million people in 2003. Turkey has a large reservoir of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly those that are labor-intensive. During the period from 1994 to the end of 2003, the total civilian labor force increased at an average annual rate of approximately 0.8%. The Employment and Training Project, implemented in 1993, which trains the unemployed and provides them employment guarantees through the Labor Placement Office, trained 84,957 people by the end of 2000.

     Total civilian employment was 21.1 million in 2003, of whom approximately 33.9% were employed in agriculture, 18.2% in industry and 47.9% in services. Moreover, in 2003, the labor force participation rate was at 48.3%, compared to 49.6% in 2002.

     Law No. 4325 was enacted in 1998 to encourage the private sector to create new employment opportunities in less developed regions of Turkey. The legislation includes provisions that allow for the payment of the employer’s share of an employee’s social security premiums by the Treasury and reductions and deferrals of income taxes for employers and employees.

     In 2003, there were approximately 753,000 public sector workers and approximately 2,408 million civil servants, compared to 702,402 and 2,372 million, respectively, in 2002. At the end of 2003, the rate of unemployment was 10.5%, compared to 10.3% in 2002.

     The following table sets forth information with respect to the labor force and employment in Turkey for the dates indicated:

Table No. 10	Employment

		Fourth	Fourth	Fourth	Fourth
	October	Quarter	Quarter	Quarter	Quarter
	1999	2000	2001	2002	2003
	(in thousands)
Civilian labor force.	22,925	22,031	23,491	23,818	23,640
Civilian employment
Agriculture	8,595	7,103	8,089	7,458	7,165
Industry	3,664	3,738	3,774	3,954	3,846
Services	8,976	9,738	9,661	9,942	10,135

	21,235	20,599	21,524	21,354	21,146
Unemployed	1,689	1,452	1,967	2,464	2,493
Unemployment rate (%)	7.4	6.6	8.4	10.3	10.5

Source: SIS, results of Labor Force Survey.

     The collective bargaining system in Turkey covers workers in the public and private sectors. The public sector is defined to include state-owned enterprises, but not the civil service, which includes teachers and government employees. In 2000, approximately 824,500 of public sector workers were covered by collective bargaining agreements. Salaries of civil servants who are not covered by the collective bargaining system were increased two or three times a year by the Government, taking into account the prevailing conditions in the economy.

     In 1999, there was a nominal wage increase of approximately 30% for the first six-month period for new contracts signed in the public sector, as well as a one-time increase of TL15 million. In the second six months of 1999, after adjusting for inflation, an additional increase of 5% welfare allocation also occurred. The nominal wages (net) in the public sector increased by approximately 134.3% in 1999, while those of the workers in the private sector who were covered by collective bargaining agreements increased by 84.0%.

     In 2000, net real wages (deflated by consumer prices) increased by 42.0% in the public sector, while net real wages in the private sector increased by 11.6%, as compared to 1999. Nominal wages (net) in the public sector increased by approximately 65.7% while nominal wages of the workers in the private sector who were covered by collective bargaining agreements increased by 56.5% in 2000. Net real wages in the public sector increased by 6.8% while net real wages in the private sector increased by 1.0% in 2000.

     In 2001, labor costs in the public sector increased by 43.7% in nominal terms, but decreased by 11.1% in real terms. On the other hand, labor costs in the private sector increased by 33.1% in nominal terms in 2001, but decreased by 17.7% in real terms in 2001.

     In 2002, labor costs in the public sector increased by 29.1% in nominal terms, but decreased by 14% in real terms. Labor costs in the private sector increased 40.9% in nominal terms in 2002, but decreased by 6.1% in real terms for the same year.

     In 2003, labor costs in the public sector increased by 27.0% in nominal terms and 1.1% in real terms. Labor costs in the private sector increased by 21.7% in nominal terms in 2003 and decreased 3.1% in real terms for the same year.

     The annual nominal average increase in civil servants’ salaries (net) was 24.2% in 2003. This represented a 0.9% decline in real terms as compared to 2002. The increase in labor costs (including salaries and benefits) for civil servants in 2003 was 28.0% in nominal terms and 1.9% in real terms. The minimum wage (net) increased by 30.0% on an annual average basis in 2003, which resulted in an increase of 3.7% in real terms.

     The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:

Table No. 11	Changes in Labor Costs(1)

	Public Sector		Private Sector(2)		Civil Servants
	Nominal	Real	Nominal	Real	Nominal	Real
	(percentage change)
1999	108.3	36.1	76.4	15.2	69.5	(10.7)
2000	82.9	20.8	71.8	13.4	33.7	(11.7)
2001	43.7	(11.1)	33.1	(17.7)	45.9	(9.7)
2002	29.1	(14.0)	40.9	(6.1)	54.3	2.8
2003	27.0	1.1	21.7	(3.1)	28.0	1.9

(1)	Deflated by the WPI. Labor costs presented in this table include costs of employment in addition to wages.

(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.

Source: SPO.

     The Constitution recognizes the rights of workers and employers to form labor unions, employers’ associations and other organizations in order to safeguard and develop their economic and social rights and the interests of their members, consistent with the characteristics of the Republic as defined in the Constitution and with democratic principles. A series of Constitutional amendments adopted in 1995 removed certain restrictions on activities of trade unions and associations, including restrictions on direct political activity, contributions from and to political parties and collective activity with other associations, foundations and professional organizations. In addition, the right of civil servants to establish trade unions was recognized.

     The Constitution also stipulates, however, that the right to strike and to engage in lockouts are not to be exercised in a manner contrary to the principle of good faith, to the detriment of society or in a manner damaging to national wealth. Workers have the right to strike if a dispute arises during the collective bargaining process. Law No. 2822, enacted in 1983 to regulate collective labor agreements, strikes and lockouts, defines a lawful strike as one with the object of safeguarding and improving the economic and social conditions of workers. This law also expands the definition of unlawful union activity to include strikes for political purposes, general strikes, deliberate reduction of production and occupation of the workplace, while imposing strict regulations on workers’ conduct during a strike.

     As of December 31, 2003, 2,806,927 workers were members of a trade union, compared to 2,680,966 workers in 2002. The total number of workers was approximately 4,857,792 million in 2003.

INFLATION

     Wholesale price index inflation declined to 48.2% in March 1999, which was the lowest in the last eight years. However, it accelerated through the rest of 1999 primarily as a result of rising public sector prices and oil prices. In 1999, the WPI increased at a rate of 62.9% and the consumer price index increased at a rate of 68.8%, as compared to increases of 54.3% WPI growth and 69.7% CPI growth in 1998.

     Inflation rates remained high during the first two months of 2000. This was primarily due to severe winter conditions, the rise in international oil prices, the pass-through impact of the acceleration of public sector price adjustments and the rapid depreciation of the Turkish Lira in the last two months of 1999. After the impact of such temporary factors diminished and implementation of the disinflation program strengthened confidence in macroeconomic policies, monthly price increases slowed considerably in March 2000. As a result, at the end of the year 2000, the wholesale price index and the consumer price index decelerated to 32.7% and 39.0%, respectively.

     Turkey’s transition to a floating exchange rate regime in February 2001 and implementation of price adjustments in the public sector significantly impacted the WPI and the CPI in early 2001, though a decline in price increases due to seasonal factors was observed in mid-2001. Following the September 11, 2001 terrorist attacks in the United States, uncertainties in the international money and exchange markets adversely affected nominal exchange rates and interest rates in the domestic market and inflation rates increased in September and October. News of additional IMF funding positively affected the economic climate and the Turkish Lira began to increase in value against the U.S. dollar in November 2001. A declining trend in international oil prices also contributed to a decline in price indices in November 2001, while severe winter weather conditions caused agricultural prices to increase dramatically. As a result of these developments, the WPI and the CPI realized twelve-month increases of 88.6% and 68.5%, respectively, in 2001.

     There was a remarkable decline in inflation rates in 2002. On an annual basis, WPI inflation declined by 57.8% and CPI inflation declined by 38.8% in 2002 compared to 2001. The increases in the WPI and CPI were 30.8% and 29.7%, respectively, in 2002. The main reasons for the considerable decline include weak domestic demand, the real appreciation of the Turkish Lira against the US dollar and its effect on core inflation, tight monetary policies of the Central Bank and strict income policies in the public sector. Despite the general elections in November 2002, the primary surplus was 4.7% of GNP.

     Significant progress has been achieved regarding the struggle against inflation and inflation figures recorded less than target levels for two consecutive years in 2002 and 2003. The annual increase in the WPI and CPI declined further to 13.9% and 18.4% in 2003. The success against inflation can be attributed to structural reforms, increased confidence in markets, and the controlled increase in domestic demand through the pursuit of tight fiscal and monetary policies.

     The following table presents the percentage changes in wholesale and consumer prices for the years indicated:

Table No. 12	Inflation(1)

	Wholesale	Consumer
Year	Price Index	Price Index
	(percentage change)
1999	62.9	68.8
2000	32.7	39.0
2001	88.6	68.5
2002	30.8	29.7
2003	13.9	18.4

(1)	Base year = 1994.

Source: SPO.

EDUCATION

     According to the State Planning Organization, total student enrollment in the educational year 2000-2001 was 14.6 million, of whom 71.8% were in elementary school, 11.6% were in high school, 6.2% were in vocational and technical school and 10.3% were in university. The adult literacy rate increased sharply from 67.5% to 87.3% between 1980 and 2000. There is currently no data available for the adult literacy rate in subsequent years.

     In August 1997, the Assembly enacted a bill to increase mandatory primary state education from five years to eight years, commencing in the educational year 1997-1998, in order to improve the education level of the population and to limit effectively enrollment in religious schools. The bill was one of a number of reforms intended to reinforce the secular nature of the Constitution. In order to finance the educational reform, a higher level of educational expenses was necessary. To meet these expenditures, new fees and taxes were imposed on weapons licenses, cellular telecommunications and airline ticket purchases.

ENVIRONMENT

     During the 1990s, Turkey experienced increasing environmental pressures as a result of rapid urbanization and rapid sectoral growth in energy, industry and transport. Among these environmental pressures, Turkey experienced industrial and municipal pollution, deforestation, erosion, waste management inadequacies and water, air and noise pollution, particularly in urban areas, such as İstanbul, Ankara, Izmir, Kocaeli, Mersin and Adana.

     The Ministry of Environment, which is authorized to enforce environmental laws and regulations by imposing fines, ordering the closing of facilities polluting beyond certain thresholds and, in some cases, imposing civil and criminal sanctions, was formed in 1991. Turkey has made significant advances in the latter half of the 1990s by reforming its environmental legislation, establishing an “Environmental Impact Assessment” process, and adopting the 1998 National Environmental Strategy and Action Plan. Provincial and local governments now exercise more power with regard to environmental issues. There are 81 provincial offices of the Ministry of Environment. In addition, the Supreme Environmental Board, which is composed of senior government officials, was established in 1996.

     The Government has taken various initiatives to alleviate pollution, including projects to address water, soil, air and noise pollution. As a result of the rapid growth of urban centers, there are still many areas that lack adequate infrastructure to alleviate pollution. Environmental departments have been established in municipalities to address the particular problems of each locality.

     Partnership arrangements and other agreements have been made with private sector groups, including the cement, automobile, textile, sugar, and leather industries, for early compliance with environmental legislation. Considerable progress has been achieved in the environmental performance of export-oriented industries, and projects have been launched for ensuring environmentally sound performance of small and medium-sized enterprises. Since 1994, the private sector has been given incentives to invest in environmental protection through the use of matching grants, covering up to 50% of the costs of environmental investments, and tax exemptions. Recently, the Ministry of Environment initiated a study to identify and remove environmentally harmful incentives in cooperation with other related institutions.

     Turkey continues to cooperate with international environmental initiatives. Turkey has ratified 15 multilateral agreements and has adopted 20 bilateral agreements since 1991. Turkey is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan, the Black Sea Environment Program and Regional Agenda 21, which is a program for continuing development in Central Asian Republics and Balkan countries, pursuant to which these countries will operate under the same agenda regarding environmental issues.

     As a candidate country for the EU, a new phase of environmental initiatives has begun for Turkey; the Accession Process will require Turkey to address certain current environmental concerns, including, among others, water quality, the control of dangerous chemical substances and waste management. In January 2001, the Commission approved procedures to permit Turkey and 12 other candidate nations to join the European Environmental Agency prior to becoming full members of the EU.

     During the last decade, non-governmental organizations involved in addressing environmental issues have proliferated and have advocated actively for conservation of species and habitats, protection of the marine environment and reduction of industrial pollution.

COMPETITION LAW

     The purpose of the Act on the Protection of Competition which was adopted by the Turkish Grand National Assembly on December 7, 1994, is to provide for protection of competition by ensuring there is necessary regulation, supervision and prevention of abuse by those enterprises which are dominant in the market and to provide for agreements, decisions and practices which prevent, restrict or distort competition within the markets for goods and services. The Competition Board is the decisive body of the Turkish Competition Authority (“TCA”) responsible for implementing the Act. The Board was formed on February 27, 1997, with a delay of 27 months in the appointment of its members.

     The TCA, which bears a public legal personality and enjoys administrative and financial autonomy was established for the purpose of providing the formation and improvement of markets for goods and services within a free and sound competitive environment, the supervision of enforcement of the Act and to exercise all other duties assigned to it by the Act. The Ministry of Trade and Industry is a ministry related to the TCA.

     The Act covers three main subjects of the Competition Law:

•	Agreements, decisions and concerted practices designed to prevent, distort or restrict competition between the enterprises which operate in or affect the goods and services markets in the Republic of Turkey (price fixing, market sharing, quota agreement, etc.).

•	Abuse of dominant positions by enterprises.

•	Operations and practices considered to be a merger or acquisition which significantly impede competition (where total market share of the parties to the merger or acquisition exceeds 25% of the market in the relevant product market, or where total turnovers exceed TL twenty-five trillion).

•

     In addition to organizing the TCA, the Competition Board also makes secondary regulations designed to explain the implementation of the Act, and which seek harmony with the legislation of the European Union. These communiqués in chronological order are as follows:

•	Communiqué on mergers and acquisitions calling for the authorization of the Competition Board

•	Communiqué of the Competition Board on procedures and principles for the notification of agreements, concerted practices and decisions of associations pursuant to Article 10 of the Act

•	Communiqué on group exemption regarding distribution and servicing agreements relating to motor vehicles

•	Communiqué regarding the methods and principles to be pursued during the course of pre-notifications and applications for authorization made to the TCA to ensure acquisitions via privatization are judicially valid

•	The block exemption Communiqué on vertical agreements

•	The block exemption Communiqué regarding research and development agreements

     The TCA has been working on new communiqués for distribution and servicing agreements in relation to motor vehicles, technology transfer and regular line conferences.

     When the Competition Board takes a decision on the infringement of the Act, it will impose an administrative penalty on the undertaking or association of undertakings that infringed the competition rules.

     Turkish Competition Law is parallel to the EC Competition Law and assists the effective implementation of the Customs Union. However, one of the differences between the Turkish and EC legislation is that the issue of monitoring state aids does not fall under the competence of the TCA, unlike EC Commission. In order to harmonise the legislation, Draft Bill on the Monitoring and Supervision of the State Aid was prepared by a working group, which is established by representatives of the related ministries, authorities and public organizations, including the TCA.

Table No. 13	Applications Between January 1, 1999 and December 31, 2003

		1999	2000	2001	2002	2003
Violations of Competition	Applications	220	255	213	265	406
	Those Concluded	306	262	211	217	303
Mergers and Acquisitions	Applications	80	103	82	115	113
	Those Concluded	76	101	88	102	107
Exemptions & Negative Clearance	Applications	44	41	42	35	51
	Those Concluded	64	23	52	31	38
TOTAL	Applications	344	399	337	415	570
	Those Concluded	446	386	351	350	448

     The number of applications in the above period not within the scope of the Act: 761 with respect to infringements of competition, 219 with respect to mergers and acquisitions and 24 with respect to exemptions and negative clearance.

INTELLECTUAL PROPERTY

     In June 1995, Turkey enacted the Decree in Force of Law (KHK No. 556) (the “Decree”), which brought Turkish trademark law into compliance with the requirements of three international harmonizing bodies. First, the Decree fulfills obligations under the most recent amendments to the 1883 Paris Convention (revised in Stockholm in 1967 and amended in 1979) (the “Paris Convention”), to which Turkey acceded in 1995. The Paris Convention enables citizens of member states to obtain equal protection under the laws of the other member states. It also provides citizens of a member state with a six-month period after the first registration of a trademark to register in the other member states, which are effective from the date of the first application. The Decree incorporates provisions of the TRIPS (Trade Related Aspects of Intellectual Property, a part of the World Trade Agreement) as they apply to trademarks, so as to harmonize Turkish law in terms of protection, enforcement and customs procedures designed to prevent trade in counterfeit goods. Finally, the Decree complies with the requirements of the European Community Customs Law Decision (the “Customs Law Decision”). In the area of trademark law, the Customs Law Decision requires adoption of the provisions of EC Directive 89/104, which harmonizes the laws of the member states relating to trademarks.

     The Turkish Copyright Law No. 5846 (enacted in 1951, as amended in 1995 by Law No. 4110) provides protection for scientific and literary works (including computer programs), musical works, artistic works (including textile and fashion designs), cinematographic works, and derivations. According to the Law, the author has the exclusive right to perform, authorize or present with respect to the works mentioned above, including the rights of adaptation, reproduction, distribution, performance presentation and broadcast. This law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include the authors’ right to claim authorship to the work and to object to any distortion, mutilation or other modification of their work that would be prejudicial to their honor or reputation.

     The Turkish Patent Decree in Force of Law that came into effect in June 1995 provides a foundation for the issuance and protection of patents and utility model certificates in Turkey while bringing the Republic into compliance with TRIPS and the Customs Law Decision. Patent applications are administered through the Turkish Patent Institute (“Patent Institute”), a Government body established by Decree No. 544 in 1994, with financial and administrative autonomy. In 1995, the Patent Institute received over 1,700 patent applications, of which more than 1,500 were filed by foreign applicants. Turkey has also made treaty commitments to the Paris Convention for the protection of industrial property and the Patent Cooperation Treaty of 1970 (as amended in 1979 and modified in 1984). Turkey has also ratified the Strasbourg Agreement concerning international patent classification, which entered into force on October 1, 1996.

SOCIAL SECURITY SYSTEM

     The pay-as-you-go social security system in Turkey has three social security institutions that cover different parts of the labor market.

     SSK: The largest of the earnings-related contributory schemes is Sosyal Sigortalar Kurumu (“SSK”). It was established in 1946 to provide benefits for employment injuries, occupational diseases and maternity. The range of benefits offered by the SSK was extended to old-age pensions in 1950 and to health care in 1951. SSK covers private sector workers and public sector workers under the labor law. Approximately 57% of the insured population is covered by this scheme. Although it is a mandatory scheme, voluntary membership was offered to agricultural workers in 1983.

     The contribution rate for SSK ranges between 33.5% and 39% of insurable earnings. Contribution rates are partitioned among employees and employers as follows:

Table No. 14	Contribution Rates to SSK

	Employee	Employer
Health Insurance	5%	6%
Maternity	—	1%
Work injury and occupational diseases	—	1.5%-7%(1)
Long-term risks	9%	11%
Unemployment Insurance (2)	1%	2%
Total	16%	22.5%

(1)	The rate is subject to risks of injury and disease in a particular sector.
(2)	There is also 1% state contribution for unemployment insurance.

     Bag-Kur: Bag-Kur, established in 1972, provides pension and health care benefits to self-employed persons (including the agricultural sector). Bag-Kur is an earnings-related compulsory and contributory scheme covering nearly 26% of the insured population. There are 24 steps covering the range of earningslevels. Insured persons effectively choose from among the 24 steps in the earnings level that determine their contribution rates and their pension entitlements. The contribution rate for pension benefits is 20% of the associated earnings-level for the self-employed person. The health insurance premium is 20% of the associated earnings level.

     ES: Emekli Sandigi (“ES”) was established in 1950 to provide pensions to civil servants. It also provides health-care benefits to pensioners and their families. ES covers nearly 22% of the insured population. ES also coordinates the activities of the non-contributory means-tested pension scheme for elderly and disabled persons. In May 1998, the pension benefits provided by the means-tested scheme amounted to 9% of the minimum wage. The contribution rate for pension benefits is 36% of insurable earnings, 20% of which is provided by the employer (Government) and 16% of which is contributed by the civil servant. This rate also includes an allowance for the provision of health care for pensioners and their families.

     As a measure to help reduce the financial problems in social security institutions, the Social Security Reform Law was enacted in 1999 and the reform process continues.

     In the context of the reform, the following changes, among others, were introduced to the existing system:

•	for new entrants, the retirement age was increased to 58 for women and 60 for men;

•	the retirement age for current contributors was increased to 56 for women and 58 for men;

•	the contribution period for full old-age pension for SSK was increased to 7,000 days from 5,000 days;

•	the reference period was extended to “whole working-life” for SSK and Bag-Kur for which the reference period was previously the last 5 or 10 years depending on the income of the contributor and the last income step, respectively;

•	the contribution ceiling for SSK was increased to 3 times from 1.6 times on January 2000, was increased to 4 times on April 2000 and was further increased to 5 times on April 2001;

•	contribution bases for SSK and income steps for Bag-Kur were indexed to both the real GDP growth rate and the CPI;

•	a significant reduction was made in the replacement rate for old-age and invalidity pensions;

•	the benefit formula was changed and increases in pensions were indexed to CPI;

•	measures were introduced to increase coverage and compliance rates;

•	co-payment by insureds for health insurance costs (20% and 10%, respectively, of prothesis and medical equipment costs) were introduced; and

•	the health insurance contribution rate for Bağ-Kur was increased to 20%.

     In addition to the redesign of the social security system, the reform law in 1999 introduced the compulsory unemployment insurance scheme which covers only SSK contributors (workers). The Turkish Employment Agency is responsible for all transactions and services related to unemployment insurance and SSK is responsible only for collecting and transferring premiums to the professionally-managed Unemployment Insurance Fund. Contribution rates for unemployment insurance are 4% (employees, employers and the state pay 1%, 2% and 1%, respectively). In order for a worker to get unemployment benefits, he/she must pay unemployment insurance premiums for at least 600 days in the last 3 years and all unemployment insurance premiums in the last 120 days. Beginning in March 2002, the Unemployment Insurance Fund began paying out the first claims for unemployment benefits.

     Law No. 4632 on Individual Pension Savings and Investment System, which introduced the third part pension system in Turkey, was ratified on March 28, 2001 by the Assembly, published on April 7, 2001 and effective as of October 7, 2001. Communique No.2002/1, which concerns the establishment and operation principles of Markets Board was issued on April 6, 2002. Lastly, the Capital Markets Board rendered a Decision concerning the types of private pension funds on May 10, 2002.

     The objectives of Law No. 4632 are to (a) establish the regulation and supervision of the individual pension system which is complementary to the state social security system on the basis of voluntary participation and a fully funded defined contribution, with a view towards direct individual pension savings to investment, (b) improve the welfare level by providing a supplementary income during retirement and (c) to contribute to economic development by creating long-term resources for the economy and thereby increase employment. The pension companies have started to sell their pension products as of October 27, 2003. As of June 4, 2004, there are 157,000 participants in the system. The amount of funds in the system has reached TL 60 trillion (approximately $ 40 million).

     Implementation of the administrative and institutional reform program is ongoing within the context of the social security reform.

EXCHANGE RATES AND EXCHANGE POLICIES

     Beginning in November 1995, the exchange rate policy of Turkey was to devalue the Turkish Lira in line with the WPI inflation against a currency basket consisting of 1.00 USD and 1.50 DEM. In 1999, the Central Bank replaced the Deutsche Mark with the Euro in the basket, so that the basket now consists of USD 1.00 and EUR0.77.

     Pursuant to the terms of the Stand-by Agreement implemented in 2000, the exchange rate for the following 12 months had been announced on a daily basis, providing an anchor for inflation expectations. A gradual shift toward a more flexible exchange rate regime was intended to begin on July 1, 2001, with the introduction of a progressively widening band around a central exchange rate path. The width of the band was expected to gradually expand from 7.5% in July-December 2001 to 15% in January-June 2002, to 22.5% in July-December 2002. The exchange rate was expected to become freely floating beginning in 2003. However, the financial crisis in February 2001 increased the cost of continuing the pre-announced exchange rate regime and free floating became effective just after the crisis, almost a year earlier than programmed. The exchange rate was determined freely in the foreign exchange market after February 2001.

     In 2002, the Central Bank continued to implement the floating exchange rate regime that was put into practice in February 2001. The level of the exchange rate was determined in line with market demand and supply conditions within the framework of a floating exchange rate regime in which the Central Bank had no target or commitment regarding the level of the exchange rate. Intervention was quite rare as it was limited to extremely volatile movements that were not justifiable through fundamentals including market sentiment. The Central Bank announced that it would intervene in the markets only in cases of excess volatility, without affecting the long-run equilibrium level of the exchange rates. The three limited foreign exchange interventions of the Central Bank in 2002 indicated that the Central Bank did not target any exchange rate level and it would respond symmetrically to both upward and downward volatility.

     The Central Bank started foreign exchange purchase auctions at the beginning of April 2002, taking into consideration the stability in foreign exchange markets in the first quarter of 2002, strong signals about reverse currency substitution and the fact that strong foreign exchange reserves would lead to strengthened confidence in the Central Bank policies and the economic program. This implementation did not involve any targets for foreign exchange reserve levels or exchange rate levels.

     The Central Bank announced in January 2002 that it would gradually abandon its intermediary role in the foreign exchange and foreign currency markets. Through this policy, it was intended that the undertaking of transactions risks by the market participants would lead to a price formation mechanism that fully reflected the risk perceptions. Accordingly, the Central Bank abandoned its intermediary role in foreign exchange deposits against the Turkish Lira deposits market and the forward foreign exchange purchase-sale market on March 1, 2002, and the foreign banknotes purchase-sale against the Turkish Lira market on July 1, 2002 and the foreign exchange purchase-sale for the Turkish Lira market on September 2, 2002.

     The Central Bank continued to implement a floating exchange rate regime in 2003. In 2003, the most important factor that affected the transactions of the Central Bank was Operation Iraqi Freedom. Although excess liquidity was observed in the markets in 2003, the Central Bank announced that it would serve as lender of last resort when liquidity needs were apparent. In addition, the Central Bank announced that it would intervene in the foreign exchange market when there was excess volatility stemming from Operation Iraqi Freedom. On March 20, 2003 (when Operation Iraqi Freedom began), interest rates on borrowing decreased and the Central Bank announced that there would be no limit on funding to banks. With respect to foreign exchange transactions, foreign exchange deposits in terms of U.S. dollars were supplied to eliminate the shortage in foreign exchange markets and interest rates on foreign exchange deposits were decreased from 12% to 8%. On the other hand, it was announced that foreign currency banknote demand in the banking sector would be satisfied via foreign exchange and banknote markets. On March 24, 2003, interest rates on foreign exchange deposits were further decreased from 8% to 6% as additional support for the banking sector. The measures taken by the Central Bank and the short duration of Operation Iraqi Freedom prevented a potential market turmoil that could have endangered price stability.

     On April 25, 2003, the first rate cut was undertaken by the Central Bank and the overnight rate decreased from 44% to 41%. Improvements in the expectations accelerated after May 2003. The repatriation of domestic and foreign currency deposits caused excess supply of foreign exchange and appreciation of Turkish Lira. The Central Bank started foreign exchange buying auctions on May 6, 2003 as a response to appreciation in domestic currency stemming from reverse currency substitution. The foreign exchange buying auctions were undertaken until October 2003. In addition to these regular foreign exchange buying auctions, the Central Bank intervened in the foreign exchange market six times to prevent excess volatility. The first foreign exchange buying intervention was undertaken on May 21. The Central Bank bought $9.9 billion via regular foreign exchange buying auctions and foreign exchange interventions. In the every foreign exchange market intervention, the Central Bank announced that it would intervene in the markets only in cases of excess volatility and there would be no change in floating exchange rate regime. Foreign exchange interventions and foreign exchange buying auctions are consistent with a floating exchange rate regime, which is a significant part of the monetary policy framework.

     The following table displays the average and the period-end rates of exchange of Turkish Lira per US Dollar, Deutsche Mark, Japanese Yen and against a currency basket:

Table No. 15	Exchange Rates(1)

Period
Average	Turkish Lira per	Turkish Lira per	Turkish Lira per	Turkish Lira per	Turkish Lira per
Year	U.S. Dollar	Deutsche Mark	Euro	Japanese Yen	Currency Basket
1999	422,152.48	228,969.86	447,826.09	3,752.31	765,607.26	(2)
2000	626,711.58	294,867.50	576,710.66	5,818.89	1,070,778.80	(3)
2001	1,231,322.05	561,888.54	1,098,958.46	10,108.99	2,077,520.07	(3)
2002	1,513,102.41	658,271.00	1,436,662.02	12,151.49	2,619,332.17	(3)
2003	1,500,269.07	—	1,693,429.60	12,942.94	2,804,209.00	(3)

Period End At
December 31st
1999	542,703.00	278,506.00	544,711.00	5,309.00	960,462.00	(2)
2000	675,004.00	317,790.00	621,544.00	5,981.00	1,153,592.88	(3)
2001	1,446,510.00	651,504.00	1,274,231.00	11,045.00	2,427,667.87	(3)
2002	1,642,384.00	658,271.00	1,711,693.00	13,769.00	2,960,387.61	(3)
2003	1,399,998	—	1,753,489.00	13,113.00	2,752,753.53	(3)

(1)	Central Bank foreign exchange selling rates.
(2)	The basket consisting of $1.00 and DM1.50.
(3)	The basket consisting of $1.00 and EUR0.77.

Source: Central Bank.

ECONOMIC EFFECTS RELATED TO THE 1999 EARTHQUAKES

     On August 17, 1999, an earthquake measuring 7.4 on the Richter scale struck near the port city of İzmit, about 60 miles east of Istanbul, destroying many buildings and killing approximately 17,000 people. The cities hit hardest by the earthquake, Izmit, Sakarya, Bursa, Bolu, and Eskisehir, include important industrial centers. Approximately 115,000 housing units were destroyed, and infrastructure was heavily damaged in the affected areas. In İzmit, Turkey’s largest oil refinery was damaged by fire. In addition, some water systems were damaged in the earthquake, and environmental harm from earthquake-induced industrial damage has not yet been assessed. The full cost of the earthquake to Turkey and its impact on Turkey’s economic condition are not yet calculable with precision, although the World Bank has assessed the total financial damage caused by the earthquake in the region affected to be from $3.0 billion to $6.5 billion, equal to between 1.5% and 3.5% of GNP. The total cost of reconstruction of housing facilities damaged or destroyed by the earthquake has been estimated to be approximately $3.6 billion to $4.6 billion.

     On November 12, 1999, another earthquake struck the northwestern province of Bolu, which lies halfway between Ankara and İstanbul, killing several hundred people. The province of Bolu accounts for 0.9% of Turkey’s GDP. This earthquake caused further damage, which resulted in further financial costs to Turkey.

     A total of approximately $3.8 billion of earthquake-related external financial assistance was committed to Turkey from various sources. Approximately $2.6 billion was in the form of project-tied loans with soft terms such as long maturities and substantial grace periods. The IMF provided $500 million for earthquake assistance. In addition, $1 billion was allocated by the World Bank, EURO600 million by the European Investment Bank, $346.5 million by the Council of Europe Development Bank, $300 million by the Islamic Development Bank, $10 million by the Black Sea Trade and Development Bank, $450 million by Japan and $60 million by Spain, which continue to be disbursed. Other financial assistance, which was disbursed beginning in 2001, includes $400 million from the Gulf Cooperation Council, $50 million from the International Finance Corporation, $30 million from Korea, $18 million from Italy and EURO3.7 million from Belgium. Although insufficient to cover all costs associated with the earthquake’s damage, these commitments provided a portion of the funding needed to begin the rebuilding process.

     The Government financed earthquake-related expenses not covered by these funds through its own revenue sources and domestic or international borrowing. To reduce the need for deficit financing, the Parliament passed a law (Law No. 4481) on November 26, 1999, including a package of measures that included extraordinary taxes and other measures intended to increase revenues. The law (Law No. 4481) added 5% to marginal corporate and income tax rates on 1998 earnings and payroll earnings of more than TL12 billion annually. The law also implemented an additional real estate tax and a one-off additional tax on registered vehicles as well as a 25% tax on mobile telephone usage until the end of 2000. The Cabinet, pursuant to Law No. 4481 (enacted in November 1999), was authorized to increase the petroleum consumption tax to 500% from 300%. The ceiling on the petroleum consumption tax was subsequently abolished in 2000. Interest earnings from domestic treasury securities issued before December 1, 1999 are subject to additional tax at a rate of four to 19% depending on their maturity. The Government, pursuant to Law No. 4459, enacted on November 4, 1999, also obtained additional revenues by permitting citizens to pay a one-time fee rather than performing compulsory military service.

     As of September 27, 2000, a compulsory earthquake insurance program became effective for all residential buildings that fall within municipality boundaries in Turkey. A new entity named the Turkish Catastrophe Insurance Pool (TCIP) was established under the supervision of the Undersecretariat of Treasury, to provide earthquake insurance at reasonable premiums. The compulsory earthquake insurance program aims to alleviate the financial burden of earthquakes on the government budget, to ensure risk-sharing by residents, to encourage standard building practices and to establish long-term reserves in financing future earthquake losses.

     Liquidity Crisis of November 2000

     During late November and early December 2000, Turkish financial markets experienced a period of high volatility. Financial difficulties of one medium-sized bank, which was subsequently taken over by the Saving and Deposit Insurance Fund (the “SDIF”), and the sell-off by that bank of large stocks of government paper in the secondary market led primary dealers to suspend the posting of rates on government paper. The suspension triggered massive capital outflows, despite the rise in interest rates to up to 200% per year. At the same time, the Central Bank increased the supply of net domestic assets in an effort to alleviate the effects of excessively high interest rates on the banking system. These events, in the context of weaker international market sentiment for emerging economies, led to the Government’s loss of approximately $6.0 billion of foreign exchange reserves. On November 30, 2000, the Central Bank announced that it would no longer provide liquidity to the market in order to stop the loss of foreign exchange reserves. Overnight interest rates rose very rapidly, however, to over 800%.

     The pressure on financial markets eased with the announcement of Turkey’s request to access the Supplemental Reserve Facility (the “SRF”) of the IMF, and the subsequent positive reaction from the international financial community. On December 21, 2000, the IMF approved a $7.5 billion credit under the SRF and, of this amount, $2.2 billion was disbursed on December 28, 2000. As of December 2000, the total amount of IMF financial support for Turkey from the SRF program and the Stand-By Arrangement was $11.4 billion. In addition, in December 2000, the World Bank’s Board of Executive Directors approved a new Country Assistance Strategy for Turkey that aims to assist the country in laying the foundation needed to reduce economic vulnerability and includes support of up to $5 billion for the period July 2000-June 2003.

     Financial Crisis of February 2001 and Developments in 2002

     New financial problems arose on February 19, 2001 as a result of a political row between Prime Minister Ecevit and President Sezer. In the days that followed, the Istanbul Stock Market IMKB-100 Index dropped nearly 15%. The Central Bank raised overnight interest rates, with rates at one point reaching over 4,000%, and, by February 23, 2001, Central Bank reserves declined by $5.3 billion. On February 21, 2001, the Government offered an interest rate of 144% for one-month Treasury bills.

     On February 22, 2001, the Government allowed the Turkish Lira to float freely against other currencies, rather than keeping it loosely pegged to the U.S. dollar and the Euro under the so-called “crawling peg” regime established by the Stand-By Arrangement. The floating of the Turkish Lira effectively allowed a devaluation of the Turkish Lira, which fell nearly 30%, and the Central Bank was forced to inject $4.5 billion, or one-sixth of its cash reserves, into the currency markets. Consumer prices also rose. After the floating of the Turkish Lira, the Central Bank began to meet the Turkish Lira requirements of the markets in order to ensure the functioning of the payment system. Consequently, short-term interest rates, which had skyrocketed to over 2000%, decreased to around 80%. For example, Tekel, the state-owned monopoly, announced a 10% price increase for alcohol, tobacco, and salt, while prices for electricity, gasoline, and natural gas rose 10% and Turk Telekom increased telephone rates by 20%.

     On February 23, 2001, Standard & Poor’s lowered its long-term and short-term issuer credit ratings for Turkey to B/C from B+/B. In addition, Standard & Poor’s lowered its foreign currency senior unsecured rating to B from B+. On February 21, 2001, Moody’s downgraded its outlook on Turkey’s B-1 long-term rating from positive to stable.

     Following the February 2001 crisis, the Governor of the Central Bank, Gazi Ercel, the Undersecretary of the Treasury, Selcuk Demiralp, and the president of the Banking Regulation and Supervision Agency, Zekeriya Temizel, all resigned. On March 13, 2001, Kemal Dervis, a former Turkish economist at the World Bank who served as Vice President for poverty reduction and economic management, became State Minister for the economy, replacing Recep Onal. In addition, as part of the Government’s new economic team, Mr. Sureyya Serdengeçti was appointed as the new Governor of the Central Bank and Mr. Faik Öztrak was appointed as the Undersecretary of the Treasury.

     On March 19, 2001, the Government approved an outline of a national program of economic, political, and judicial reforms to prepare the country for accession talks with the European Union (the “EU”) and to provide a financial recovery plan. On April 14, 2001, Mr. Dervis announced a program aimed at restoring confidence in Turkey’s economy. Under this program, public spending will be cut for the rest of 2001, bureaucratic hiring and wages will be frozen, and the Turkish Lira will continue to float against other currencies. Finally, on May 15, 2001, Turkey, the IMF and the World Bank reached an agreement for an approximately $10 billion package, which is in addition to the $6.5 billion in IMF funds to be disbursed under the Stand-By Agreement and the SRF, with $3.8 billion drawn immediately within the scope of the sixth and seventh reviews.

     Turkey quickly began to effect the reforms sought by Mr. Dervis and carried out a series of structural reforms concerning, among other things, the banking sector, the telecommunications sector, reform of the Central Bank, duty losses, the liberalization of the natural gas, electricity, sugar and tobacco markets and the maintenance of strict fiscal and monetary policies.

     In the banking sector, banks under the SDIF were financially and operationally restructured and a politically independent board was appointed to govern the banks. State and SDIF banks were removed from the overnight borrowing market and a new management team was appointed for state banks. The private banking system was strengthened as a result of implementation of various initiatives. Banks taken over by the SDIF are being resolved through mergers and/or sale.

     In order to promote fiscal transparency, the number of budgetary and extra-budgetary funds was reduced and a new law aimed at public finance and debt management was submitted to the Assembly. Legislation to facilitate the sale of Turk Telekom was initiated and a new professional board and management team of Turk Telekom was appointed. In addition, legislation to liberalize airline fares and the sugar and tobacco markets was initiated.

     Monetary and exchange rate policy is being conducted in the framework of a floating exchange rate regime and a new Central Bank law has given the Central Bank full operational independence to pursue price stability and to shift to inflation targeting by the end of 2001.

     On June 15, 2001, the Treasury invited Turkey’s banks to participate in two debt-swap packages designed to alleviate the cost of the Treasury’s domestic debt and extend the maturity of domestic borrowing. The Treasury issued three-year and five-year foreign currency-linked bonds and one- to two-year Turkish Lira floating rate notes in exchange for TL9,335 trillion ($8.1 billion) in shorter term domestic treasury bills. The swaps resulted in a coverage ratio of 76.0% for the Treasury. The swaps lengthened the average maturity of debt to 37.5 months from 6 months. As a result of the swaps, the total domestic debt service in 2001 is expected to decline by more than $6.8 billion.

     Turkey expected to receive loans totaling $19.4 billion from the IMF and World Bank for the period May-December 2001. In early July, however, the IMF and World Bank postponed a scheduled board meeting at which approval of two loan tranches worth $3.3 billion was expected. The loans were delayed pending fulfillment of various required actions, including those relating to the banking system. The BRSA seized five insolvent banks (Bayindirbank, EGS Bank, Kentbank, Site Bank, and Tarisbank) and put them into the SDIF. On July 12, 2001, the IMF and World Bank agreed to disburse the $3.3 billion loan tranche.

     Despite the reforms and new loan installment, the Turkish Lira fell to approximately TL1.5 million to $1 on July 18, 2001. As of July 18, 2001, the Turkish Lira had fallen 54% since February when it began to float freely. The decline followed a disappointing auction of Turkish treasury bonds. The Government intended to raise TL300,000 billion ($200 million) to help repay TL1,095,000 billion of debt that was due on July 18, 2001. It managed to sell only TL45,684 billion to private investors, and the interest rate reached nearly 105% on the seven-month bonds, which was the highest rate paid since April 24, 2001. The Central Bank foreign exchange selling rate for U.S. dollars increased to TL1,373,000 the following day, after the resignation of Turkey’s communications minister, Enis Oksuz.

     On August 3, 2001, the IMF released a $1.5 billion loan tranche for Turkey. According to the IMF’s board of directors there have been encouraging signs that the economic downturn is ending and inflation rates are decreasing as planned, which could result in a reduction of interest rates.

     The last tranche of 2002, amounting to $3 billion, was released at the end of November after the completion of tenth review by the IMF Executive Board of Directors and drawn in December 2001. After this tranche, Turkey had approximately $4.3 billion available under the existing IMF’s Stand-By arrangement and the SRF, which is subject to IMF reviews.

     During the November–December 2001 period, Turkey started to seek IMF approval of additional international lending to bridge an expected financing gap in 2002. Following the tenth review, the IMF’s Managing Director announced that he would recommend to IMF’s Executive Board a new $10 billion facility to close its financing gap for 2002.

     On February 4, 2002, the IMF Board approved a new Stand-By arrangement for 2002 – 2004 that consists of additional international lending of up to $10 billion in 2002, $1 billion in 2003 and $1 billion in 2004 for the financing gap of Turkey. The $10 billion in additional international lending for 2002 under the new facility, together with $4.3 billion available under the old Stand-By arrangement, was expected to provide Turkey with a total of $14.3 billion from the IMF in 2002. Subsequent to the approval of the new Stand-By arrangement of February 7, 2002, Turkey has drawn approximately $9.3 billion of the $14.3 billion available for 2002. The second review and third reviews were completed as scheduled. On this account, Turkey completed the second review and approximately $1.1 billion was disbursed on July 3, 2002. The third review tranche, also amounting to $1.1 billion, was disbursed on August 12, 2002. The fourth review, which was supposed to be completed by August 2002, however, could not be completed due to the early elections and consequent slippages in program implementations. The new government established after the November 3, 2002 elections set the main policy framework for the completion of the fourth review and agreed on a revised disbursement reschedule with the IMF. Approximately $700 million was disbursed after completing the fourth review. The fifth review was completed in July 2003 and approximately $474 million was disbursed on August 5, 2003. The sixth review went on as scheduled and $502 million was disbursed in December 22, 2003. See “Recent Developments—General”.

     In addition, Turkey expected to receive approximately $2.9 billion from the World Bank in 2002 in connection with its structural reforms of the financial, economic and agricultural sectors. The release of such funding has been linked to Turkey’s continued efforts to liberalize such sectors and curtail public expenditures. On April 16, 2002, the World Bank approved a $1.35 billion public and financial sector special adjustment loan for Turkey to be disbursed in three tranches of $450 million each. The first tranche amounting to $450 million was released in August 2002. However, the Government had requested the Bank to restructure the undisbursed amount of the Loan on standard IBRD terms, with the improvement of economic conditions during early 2003. See “Recent Developments—General”.

FOREIGN TRADE AND BALANCE OF PAYMENTS

FOREIGN TRADE

     Turkey has increasingly diversified its export products and markets, with industrial products claiming an increasing share of total exports. From 1996 to 2003, exports increased at an average annual rate of 12.6%. The value of Turkey’s exports rose from approximately $23.2 billion in 1996 to approximately $47.3 billion in 2003. In 2003, merchandise exports (including shuttle trade and transit trade) increased by 27.6% compared to 2002 and reached $51.21 billion and exports f.o.b. (excluding shuttle trade and transit trade) increased by 31.0% compared to 2002 and reached $47.3 billion.

     In 2003, the trade deficit (including shuttle trade) was $14.0 billion compared to $8.3 billion in 2002. The current account balance (including shuttle trade) produced a deficit of $6.9 billion in 2003, compared to a deficit of $1.5 billion in 2002.

     The composition of exports has shifted substantially from agricultural products to industrial products. Industrial exports accounted for 93.3% of total exports in 2003 while the share of agricultural products in total exports was 5.2%. In addition to traditional export goods such as textiles and clothing products, iron and steel, glass and ceramics, products such as color televisions, electrical appliances, motor vehicles and spare parts have been gaining greater importance.

     Turkey entered into the Customs Union with the EU in 1996. Within this context, customs duties for all industrial products imported from the EU were abolished and the Common Customs Tariff of the EU was adopted. In the case of processed agricultural products, the EU and Turkey have agreed upon the establishment of a system in which Turkey differentiates between the agricultural and industrial components of the duties applicable to these products. Accordingly, Turkey has abolished the duties applicable to the industrial component for products originating in EU and EFTA countries, while duties applicable to the agricultural products still apply. However, the EU has granted customs duty concessions for a number of Turkish products, and Turkey has extended to the EU the limited concessions that it allows to EFTA countries. Within the framework of this agreement, customs duties for ECSC products originating in the EU and EFTA countries were gradually decreased and were fully abolished in January 1999.

     In order to comply with the common commercial policy of the EU in the textile and clothing sector, Turkey has harmonized its legislation to the EU’s quota and surveillance measures for that sector. A decree on state aid has also been brought into force in line with EU state aid regulations, limiting the scope of state aid to research and development, environmental protection, market research, training activities, refunds on agricultural products and other aid compatible with Turkey’s obligations under multinational agreements.

     Turkey’s principal trading partners have traditionally been EU member countries. In 2003, the EU accounted for 51.5% of total exports and 45.4% of total imports, compared to 51.2% and 45.2%, respectively, in 2002. The largest total export market for Turkish products is Germany, which accounted for 15.8% of total exports in 2003 compared to 16.3% in 2002.

     To date, Turkey has made the most progress in aligning itself with the preferential agreements of the EC and has signed 15 numerous trade agreements that include Central and Eastern European Countries, EFTA countries and Israel and there are still several agreements to be concluded with other countries. As a part of this process, Turkey has also adopted the EU’s General System of Preferences (GSP) towards the least developed countries. Turkey’s adoption of the EU’s preferential agreements enables it to participate in the EU trade arrangements with Central and Eastern European and Mediterranean countries. Turkey was integrated in the Pan-European Cumulation of Origin effective as of January 1, 1999. The free trade agreements that have been executed and Turkey’s participation in the Pan-European Cumulation of Origin are expected to further diversify the composition and destination of Turkish exports.

     The following table presents Turkey’s total imports, exports and terms of trade for the years indicated:

Table No. 16	Terms of Trade — Foreign Trade, Value, Volume

	1999	2000	2001	2002	2003
	(in millions of U.S. dollars)
Exports f.o.b.(1)	26,587	27,775	31,334	36,059	47,253
Imports c.i.f.(2)	40,671	54,503	41,399	51,554	69,340
Consumption goods	5,063	7,265	4,084	5,008	7,536
Capital goods	8,729	11,341	6,964	8,493	11,326
Intermediate goods	26,568	35,710	29,971	37,443	50,012
Oil	2,755	4,208	3,878	4,088	4,777
Other	23,814	31,502	26,093	33,355	45,235
Total exports	(percent change from previous year)
Value	(1.4)	4.5	12.8	15.1	31.0
Price	(6.8)	(4.3)	(2.6)	(1.8)	10.1
Volume(3)	5.8	9.2	15.7	17.2	19.0
Total imports(2)
Value	(11.4)	34.0	(24.0)	24.5	34.5
Price	(5.5)	4.5	(0.3)	(1.2)	7.9
Volume(3)	(6.3)	28.2	(23.8)	26.0	24.7
Oil and oil products imports
Value	27.9	76.3	(10.3)	6.4	25.0
Price	41.6	58.7	(15.7)	2.8	15.4
Volume(3)	(9.7)	11.1	6.4	3.5	8.4
Non-oil imports(2)
Value	(15.0)	28.2	(26.7)	28.8	36.3
Price	(9.7)	(1.5)	0.1	(0.3)	7.8
Volume(3)	(5.9)	30.2	(26.7)	29.2	26.5
Terms of trade	(1.4)	(8.4)	(2.3)	(0.6)	2.0

(1)	Excluding transit trade.
(2)	Excluding transit trade and non-monetary gold.
(3)	Volume changes are obtained by dividing value changes by price changes.

Sources: SPO and SIS.

The following table presents the composition of Turkey’s exports by sector of trade for the periods indicated:

Table No. 17	Exports by Sector and Commodity

	Annual					Percentage Change
	1999	2000	2001	2002	2003	2000/99	2001/00	2002/01	2003/02
	(in millions of U.S. dollars)
Agricultural and Forestry	2,394.2	1,973.3	2,234.2	2,037.5	2,465.5	(17.6)	13.2	(8.8)	21.0
Agriculture and farming of animals	2,386.0	1,966.1	2,225.4	2,027.1	2,449.5	(17.6)	13.2	(8.9)	20.8
Forestry and logging	8.2	7.2	8.8	10.4	16.0	(12.6)	22.6	18.1	54.1
Fishing	37.9	24.5	29.7	51.4	80.0	(35.3)	21.4	72.9	55.5
Fishing	37.9	24.5	29.7	51.4	80.0	(35.3)	21.4	72.9	55.5
Mining and Quarrying	385.0	400.4	348.9	387.4	542.6	4.0	(12.9)	11.0	40.0
Mining of coal, lignite and peat	0.8	1.6	3.8	1.5	1.3	104.8	133.7	(62.1)	(7.8)
Crude petroleum and natural gas.	5.1	4.7	2.9	3.2	2.8	(9.5)	(37.0)	9.9	(13.8)
Mining of uranium and thorium ores	—	—	—	—	—	—	—	—	—
Metal ores	112.1	127.5	80.9	101.5	173.2	13.8	(36.5)	25.4	70.6
Other mining and quarrying	267.0	266.6	261.2	281.3	365.3	(0.1)	(2.0)	7.7	29.9
Manufacturing	23,754.7	25,339.6	28,695.4	33,565.4	43,912.2	6.7	13.2	17.0	30.8
Food products and beverages	1,744.0	1,558.9	1,788.9	1,637.2	2,340.8	(10.6)	14.8	(8.5)	43.0
Tobacco products	96.4	128.5	86.8	105.5	89.8	33.3	(32.4)	21.5	(14.8)
Textiles	5,687.2	5,898.9	6,131.2	7,006.5	8,893.0	3.7	3.9	14.3	26.9
Wearing apparel	4,142.4	4,149.8	4,212.7	5,141.5	6,093.1	0.2	1.5	22.0	18.5
Luggage, saddlery and footwear	180.9	189.5	211.8	214.2	285.8	4.8	11.8	1.1	33.4
Products of wood and cork	68.5	63.0	109.4	118.5	155.7	(8.0)	73.5	8.3	31.4
Paper and paper products	148.7	164.3	241.7	302.5	357.3	10.5	47.1	25.1	18.1
Printing and publishing	47.6	42.6	42.7	48.8	67.1	(10.5)	0.2	14.3	37.4
Coke, petroleum products and nuclear fuel	315.2	300.7	416.4	670.3	915.7	(4.6)	38.5	61.0	36.6
Chemicals and chemical products	1,234.8	1,381.9	1,480.2	1,580.5	1,916.5	11.9	7.1	6.8	21.3
Rubber and plastic products	667.9	781.5	940.5	1,084.5	1,465.0	17.0	20.4	15.3	35.1
Other non-metallic minerals	955.5	1,119.2	1,228.3	1,467.6	1,798.9	17.1	9.7	19.5	22.6
Manufacture of basic metals	2,103.8	2,304.6	2,921.2	3,239.4	3,840.0	9.5	26.8	10.9	18.5
Manufacture of fabricated metal products (exc. machinery)	559.0	549.4	676.0	827.8	1,412.7	(1.7)	23.0	22.5	70.7
Manufacture of machinery and equipment	1,259.0	1,425.5	1,636.8	2,196.6	3,236.4	13.2	14.8	34.2	47.3
Office, accounting and computing machinery	60.0	63.1	52.5	39.7	40.2	5.1	(16.8)	(24.4)	1.4
Electrical machinery and apparatus	692.5	825.6	1,038.7	1,057.5	1,220.0	19.2	25.8	1.8	15.4
Communication and apparatus	770.7	961.9	1,002.3	1,575.0	1,939.6	24.8	4.2	57.1	23.2
Medical, precision and optical instruments, watches	66.8	75.2	77.4	89.0	124.6	12.5	2.9	15.0	40.0
Motor vehicles and trailers	1,616.1	1,749.9	2,659.1	3,604.6	5,414.9	8.3	52.0	35.6	50.2
Other transport	770.9	882.1	948.2	528.7	1,035.7	14.4	7.5	(44.2)	95.9
Furniture	487.1	630.1	701.3	928.2	1,269.5	29.4	11.3	32.4	38.8
Recycling	79.9	93.5	91.2	101.5		17.0	(2.4)	11.3
Electricity, Gas and Water Supply	14.3	20.4	20.5	15.8	20.1	42.9	0.5	(22.7)	26.8
Electricity, gas and steam	14.3	20.4	20.5	15.8	20.1	42.9	0.5	(22.7)	26.8
Other Business Activities	0.2	0.4	1.3	0.1	0.1	158.6	216.9	(95.7)	47.7
Other business activities	0.2	0.4	1.3	0.1	0.1	158.6	216.9	(95.7)	47.7
Social and Personal Activities	0.9	16.3	4.1	1.4	47.5	1,750.7	(74.6)	(66.1)	—

	Annual					Percentage Change
	1999	2000	2001	2002	2003	2000/99	2001/00	2002/01	2003/02
	(in millions of U.S. dollars)
Recreational, cultural and sporting activities	0.8	16.2	4.1	1.3	1.0	2,040.9	(74.7)	(67.5)	(27.2)
Other service activities	0.1	0.1	0.0	0.1	46.5	(42.1)	(46.0)	76.2	—
Total	26,587.2	27,774.9	31,334.2	36,059.1	47,067.8	4.5	12.8	15.1	30.5

Source: SIS.

     Turkey has taken the lead in the establishment of the Black Sea Economic Cooperation Zone, which is intended to create a regional trade organization for the 11 countries surrounding the Black Sea. With the participation of Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Greece, Moldavia, Romania, the Russian Federation, Ukraine and Turkey, the Black Sea Trade and Development Bank has been established to promote economic prosperity and promote regional projects in the area. Turkey has also embarked on efforts to develop new export markets in countries with which Turkey has not traditionally traded. See “Description of the Republic—International Organizations.”

     The following table presents Turkey’s exports by country for the periods indicated:

Table No. 18	Exports by Country

		Percent		Percent		Percent		Percent		Percent
	1999	Share	2000	Share	2001	Share	2002	Share	2003	Share
	(in millions of U.S. dollars, unless otherwise indicated)
OECD Countries	18,056.4	67.9	19,005.8	68.4	20,615.2	65.8	23,553.1	65.3	30,262.9	64.0
EU Countries	14,348.3	54.0	14,510.4	52.2	16,118.2	51.4	18,458.5	51.2	24,349.7	51.5
EFTA Countries	361.6	1.4	324.3	1.2	316.1	1.0	409.0	1.1	533.0	1.1
Other OECD Countries	3,346.4	12.6	4,171.2	15.0	4,180.9	13.3	4,685.5	13.0	4,912.5	10.4
Turkish Free Zones	780.5	2.9	895.4	3.2	933.8	3.0	1,438.5	4.0	1,892.6	4.0
Non-OECD Countries	7,750.3	29.2	7,873.7	28.3	9,785.2	31.2	11,067.5	30.7	14,722.1	31.2
Europe + CIS Countries	2,735.0	10.3	2,277.5	8.2	2,657.9	8.5	3,474.4	9.6	4,680.5	9.9
African Countries	1,656.8	6.2	1,372.2	4.9	1,520.9	4.9	1,696.7	4.7	2111.2	4.5
American Countries	243.1	0.9	246.6	0.9	335.3	1.1	241.2	0.7	255.4	0.5
Middle East Countries	2,204.1	8.3	2,552.7	9.2	3,581.5	11.4	3,575.7	9.9	5,036.8	10.7
Other Asian Countries	696.0	2.6	1,380.7	5.0	1,514.0	4.8	1,939.8	5.4	2,577.5	5.5
Other Countries	215.2	0.8	43.5	0.2	175.5	0.6	166.7	0.5	60.7	0.1
Selected Country Groups
- Black Sea Economic Cooperation.	2,171.6	8.2	2,368.2	8.5	2,851.1	9.1	3,476.9	9.6	4,815.7	10.2
- Economic Cooperation Organization	865.9	3.3	873.6	3.1	971.6	3.1	1,041.9	2.9	1,546.0	3.3
- Commonwealth of Independent States	1,532.8	5.8	1,648.7	5.9	1,978.1	6.3	2,278.9	6.3	2,937.1	6.2
- Turkish Republics	573.6	2.2	572.5	2.1	557.4	1.8	619.3	1.7	887.6	1.9
- Islamic Conference Organization	3,947.6	14.8	3,915.1	14.1	4,886.3	15.6	5,195.9	14.4	7,231.6	15.3
Selected Countries(1)
- Germany	5,474.6	20.6	5,179.8	18.6	5,366.9	17.1	5,868.8	16.3	7,745.6	15.8
- USA	2,436.7	9.2	3,135.2	11.3	3,125.8	10.0	3,356.1	9.3	3,736.5	7.9
- Russia	763.3	2.9	643.9	2.3	924.1	2.9	1,172.0	3.3	1,363.3	2.9
- United Kingdom	1,829.4	6.9	2,036.8	7.3	2,174.9	6.9	3,024.9	8.4	3,658.6	7.7
- Italy	1,682.6	6.3	1,789.3	6.4	2,342.2	7.5	2,375.7	6.6	3,166.8	6.7
- France	1,569.8	5.9	1,657.0	6.0	1,895.3	6.0	2,134.6	5.9	2,817.6	6.0
- Netherlands	932.3	3.5	874.2	3.1	892.4	2.8	1,055.6	2.9	1,520.4	3.2
- Belgium – Luxembourg	623.5	2.3	647.1	2.3	688.3	2.2	693.3	1.9	871.3	1.8
- Saudi Arabia	367.2	1.4	386.6	1.4	500.6	1.6	554.6	1.5	738.7	1.6
- Spain	763.3	2.9	713.5	2.6	950.4	3.0	1,125.1	3.1	1,781.4	3.8
- Romania	268.2	1.0	325.8	1.2	392.0	1.3	566.5	1.6	902.6	1.9
- Israel	585.2	2.2	650.1	2.3	805.2	2.6	861.4	2.4	1,066.8	2.3
- Egypt	467.4	1.8	375.7	1.4	421.5	1.3	326.4	0.9	343.2	0.7
- Algeria	407.6	1.5	383.5	1.4	422.0	1.3	514.3	1.4	567.5	1.2

		Percent		Percent		Percent		Percent		Percent
	1999	Share	2000	Share	2001	Share	2002	Share	2003	Share
	(in millions of U.S. dollars, unless otherwise indicated)
- Greece	406.8	1.5	437.7	1.6	476.1	1.5	590.4	1.6	902.6	1.9

Total	26,587.2	100.0	27,774.9	100.0	31,334.2	100.0	36,059.1	100.0	47,252.8	100.0

(1)	Countries are selected according to total export values in the last three years.
Sources: SIS, SPO.

     The value of imports increased from approximately $7.9 billion in 1980 to approximately $69.3 billion in 2003. The increase was mainly attributable to economic growth. In 2003, the EU accounted for 45.4% of Turkey’s total imports.

     In 2003, of the main commodity groups, the share of intermediate goods in total imports was 72.1%, while the shares of capital goods and consumption goods in total imports were 16.3% and 10.9%, respectively. As a result of the Customs Union, all customs duties and charges and the quantitative restrictions on imports were abolished. Turkey began to apply the EU’s common customs tariff on imports of industrial goods from the third countries, except in limited circumstances where the products are automobiles, footwear, certain leather products and furniture. The customs duties applicable to those products were progressively aligned to the EU’s common customs tariffs within the five-year transitional period. To this end, the reductions of 10% in 1997, 10% in 1998, 15% in 1999, 15% in 2000 and 50% in 2001 were accomplished through various import regime decrees.

     With the establishment of the Customs Union, Turkey’s weighted average rates of protection on industrial imports from the EU and EFTA countries decreased from approximately 10% to 0. As for the products imported from countries that are not part of the Customs Union, average protection rates were reduced from approximately 15%, the pre-Customs Union level, to 5.6% in 1996. As of January 1, 2001, the average of customs duties on industrial products fell further to 4.5%.

     The following table presents the composition (by International Standard Industrial Classification) of Turkey’s imports (other than non-monetary gold) by sector of trade for the periods indicated:

Table No. 19	Imports by Sector and Commodity

	1999	2000	2001	2002	2003	2000/99	2001/00	2002/01	2003/02
	(in millions of U.S. dollars, unless otherwise indicated)
Capital goods	8,728.9	11,341.5	6,964.4	8,492.5	11,325.9	29.9	(38.6)	21.9	33.4
41 Capital goods (Except transportation vehicles)	7,605	9,240	5,906.1	7,664.2	9,823.2	21.5	(36.1)	29.8	28.2
521 Transportation vehicles incidental to industry	1,123.9	2,101.5	1,058.3	828.2	1,502.7	87.1	(49.6)	(21.7)	81.4
Intermediate goods	26,568.1	35,710.2	29,971.2	37,442.9	50,011.7	34.4	(16.1)	24.9	33.6
21 Unprocessed materials incidental to industry	2,077.6	2,829.1	2,062.4	3,002.1	4,290.5	36.2	(27.1)	45.6	42.9
22 Processed materials incidental to industry	13,058.7	16,003.8	13,812.8	17,963.7	24,105.4	22.6	(13.7)	30.1	34.2
31 Unprocessed fuels and oils	3,681.1	6,124.5	6,379.7	4,956.9	5,718.0	66.4	4.3	(22.3)	15.4
42 Parts of investment goods	3,343.2	3,761.6	2,994.7	4,010.5	4,840.3	12.5	(20.4)	33.9	20.7
53 Parts of transportation vehicles	2,139.3	3,081	2,416.5	2,632.3	3,942.0	44.0	(21.6)	8.9	49.8
111 Unprocessed materials of food and beverages	557.9	531.2	301	538.6	957.2	(4.8)	(43.3)	78.9	77.7
121 Processed materials of food and beverages	258.3	240.9	188.2	269.8	525.2	(6.7)	(21.9)	43.4	94.7
322 Processed fuels and oils	1,452.1	3,138.1	1,816	4,069.0	5,633.2	116.1	(42.1)	124.1	38.4
Consumption goods	5,062.5	7,220	4,083.7	5,008.0	7,536.4	42.6	(43.4)	22.6	50.5
51 Automobiles	1,325	2,596.3	588	814.4	2,219.7	96.0	(77.4)	38.5	172.6
61 Resistant consumption goods	941.6	1,291.5	707.5	739.3	917.2	37.2	(45.2)	4.5	24.1
62 Semi-resistant consumption goods	813.4	1,016.9	827	920.4	1,265.4	25.0	(18.7)	11.3	37.5
63 Non-resistant consumption goods	1,255.7	1,507.7	1,447.3	1,898.8	2,354.7	20.1	(4.0)	31.2	24.0
112 Unprocessed of food and beverages	141.6	170	116	133.0	119.4	20.1	(31.8)	14.7	(10.2)
122 Processed of food and beverages	302.7	320.5	243.1	303.3	403.8	5.9	(24.2)	24.8	24.8
321 Gasoline	242.5	251.9	120.6	165.9	216.8	3.9	(52.1)	37.6	30.0
522 Transportation vehicles not incidental to industry	39.9	65.2	34.2	32.7	39.5	63.4	(47.6)	(4.4)	20.7
Others	327.2	231.1	379.8	610.5	465.7	(29.4)	64.3	60.7	(23.7)
7 Other goods not elsewhere specified	327.2	231.1	379.8	610.5	465.7	(29.4)	64.3	60.7	(23.7)
Total	40,686.7	54,502.8	41,399.1	51,533.8	69,399.7	34.0	(24.0)	24.5	34.7

Source: SIS.

     The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:

Table No. 20	Imports by Country

		Percent		Percent		Percent		Percent		Percent
	1999	Share	2000	Share	2001	Share	2002	Share	2003	Share
	(in millions of U.S. dollars, unless otherwise indicated)
OECD Countries	28,326.1	69.6	35,681.8	65.5	26,007.0	62.8	32,984.5	64.0	43,543.7	62.7
EU Countries	21,416.3	52.7	26,610.3	48.8	18,280.4	44.2	23,321.0	45.2	31,495.5	45.4
EFTA Countries	926.1	2.3	1,155.3	2.1	1,480.9	3.6	2,512.0	4.9	3,355.3	4.8
Other OECD Countries	5,983.7	14.7	7,916.2	14.5	6,245.6	15.0	7,151.4	13.9	8,692.9	12.5
Turkish Free Zones	507.8	1.2	495.9	0.9	303.2	0.7	574.5	1.1	586.4	0.8
Non-OECD Countries	11,852.9	29.1	18,325.2	33.6	15,088.9	36.4	17,994.8	34.9	24,604.0	35.4
Europe + CIS Countries	4,671.5	11.5	6,319.1	11.6	5,269.0	12.7	6,342.8	12.3	8,818.3	12.7
African Countries	1,687.4	4.1	2,714.2	5.1	2,818.7	6.8	2,692.2	5.2	3,244.0	4.7
American Countries	494.6	1.2	579.8	1.1	420.0	1.0	592.3	1.1	1,070.0	1.5
Middle East Countries	1,986.6	4.9	4,154.8	7.6	3,302.8	8.1	3,681.5	7.1	4,333.7	6.2
Other Asian Countries	2,391.4	5.9	4,382.2	8.0	3,022.8	7.3	4,366.5	8.5	6,764.5	9.7
Other Countries	621.4	1.5	175.1	0.3	255.7	0.6	315.5	0.6	373.5	0.5
Selected Country Groups
- Black Sea Economic Cooperation	4,297.1	10.6	6,699.1	12.3	5,545.7	13.4	6,576.6	12.8	9,185.2	13.2
- Economic Cooperation Organization	1,123.3	2.8	1,543.0	2.8	1,237.7	3.0	1,548.2	3.0	2,727.7	3.9

		Percent		Percent		Percent		Percent		Percent
	1999	Share	2000	Share	2001	Share	2002	Share	2003	Share
	(in millions of U.S. dollars, unless otherwise indicated)
- Commonwealth of Independent States	3,733.8	9.2	5,693.0	10.4	4,630.2	11.2	5,554.5	10.8	7,712.9	11.1
- Turkish Republics	457.2	1.1	628.0	1.2	282.5	0.7	467.8	0.9	619.5	0.9
- Islamic Conference Organization	4,049.8	10.0	7,353.4	13.5	6,031.5	14.7	6,770.1	13.1	8,376.2	12.1
Selected Countries(1)
- Germany	5,880.1	14.5	7,198.2	13.2	5,335.4	12.9	7,041.5	13.7	9,400.0	13.5
- Italy	3,192.1	7.8	4,332.8	7.9	3,484.1	8.4	4,097.0	7.9	5,446.0	7.8
- USA	3,080.3	7.6	3,911.0	7.2	3,261.3	7.9	3,099.1	6.0	3,420.4	4.9
- France	3,127.2	7.7	3,531.8	6.5	2,283.9	5.5	3,052.7	5.9	4,158.0	6.0
- United Kingdom	2,190.0	5.4	2,747.7	5.0	1,913.8	4.6	2,438.3	4.7	3,471.4	5.0
- Russia	2,374.1	5.8	3,836.6	7.0	3,435.7	8.3	3,891.7	7.5	5,420.4	7.8
- Japan	1,393.3	3.4	1,620.6	3.0	1,307.4	3.2	1,465.5	2.8	1,913.5	2.8
- Netherlands	1,314.9	3.2	1,584.5	2.9	1,041.6	2.5	1,311.3	2.5	1,632.9	2.4
- Spain	1,262.1	3.1	1,678.2	3.1	1,066.1	2.6	1,419.2	2.8	1,953.0	2.8
- Belgium – Luxembourg	1,133.1	2.8	1,660.6	3.0	984.5	2.4	1,150.0	2.2	1,521.3	2.2
- Saudi Arabia	579.2	1.4	961.7	1.8	729.6	1.8	793.8	1.5	967.9	1.4
- Switzerland	748.9	1.8	891.0	1.6	1,227.4	3.0	2,142.7	4.2	2,957.5	4.3
- South Korea	871.1	2.1	1,180.9	2.2	759.5	1.8	900.4	1.7	1,308.4	1.9
- Ukraine	773.7	1.9	981.6	1.8	757.6	1.8	991.1	1.9	1,304.4	1.9
- Sweden	1,444.2	3.6	1,439.8	2.6	543.9	1.3	535.1	1.0	820.1	1.2

Total	40,671.3	100.0	54,502.8	100.0	41,399.1	100.0	51,553.8	100.0	69,399.7	100.0

(1)	The countries are chosen according to the total import values in the last three years.

Sources: SIS, SPO.

     As of December 31, 2003, Turkey’s gross international reserves were approximately $44,957 million. As of December 31, 2003, official reserves of the Central Bank were approximately $33,616 million and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately $9,795 million. In 2003, portfolio investment increased by $2.6 billion, compared to a $0.6 billion decrease in 2002.

OTHER GOODS, SERVICES AND INCOME

     In addition to merchandise exports and imports, Turkey’s current account is also composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).

     In 2003, Turkey’s tourism revenues increased by 55.7% to $13.2 billion. See “Economy – Services – Tourism.” In addition, earnings from direct, portfolio and other investment were $2.3 billion in 2003, compared to $2.5 billion in 2002.

     Turkey’s receipts from all services amounted to approximately $19.0 billion in 2003, which represented an increase of 28.7% from 2002. Current transfers amounted to $2.1 billion in 2003. On the other hand, the debit for all services and income amounted to approximately $16.2 billion in 2003, representing an increase of 16.1% from 2002.

BALANCE OF PAYMENTS

     The following table summarizes the balance of payments of Turkey for the periods indicated:

Table No. 21	Balance of Payments

	1999	2000	2001	2002	2003
	(in millions of U.S. dollars)
Overall Balance	5,206	(2,997)	(12,924)	(212)	4,097
Current Account	(1,344)	(9,819)	3,390	(1,522)	(6,850)
Trade balance	(10,469)	(22,410)	(4,543)	(8,337)	(14,034)
Exports	28,842	30,721	34,373	40,124	51,206
Imports	(39,311)	(53,131)	(38,916)	(48,46)	(65,240)
Services (net)	7,487	11,368	9,130	7,879	10,505

	1999	2000	2001	2002	2003
	(in millions of U.S. dollars)
Service (credit)	16,800	20,364	16,030	14,783	19,025
Tourism receipts	5,203	7,636	8,090	8,479	13,203
Service (debit)	(9,313)	(8,996)	(6,900)	(6,904)	(8,520)
Income(net)	(3,537)	(4,002)	(5,000)	(4,554)	(5,427)
Credit	2,350	2,836	2,753	2,486	2,246
Interest	1,074	1,168	1,139	784	634
Debit	(5,887)	(6,838)	(7,753)	(7,040)	(7,673)
Interest	(4,533)	(4,825)	(5,497)	(4,417)	(4,586)
Current transfers	5,175	5,225	3,803	3,490	2,106
Workers remittances	4,529	4,560	2,786	1,936	729
Imports with Waiver	284	451	810	1,054	1,079
Official transfers (net)	362	214	207	500	298
Capital Account	0	0	0	0	0
Financial Account	(377)	12,581	(1,719)	1,373	1,875
Direct investment (net)	138	112	2,769	863	76
Portfolio Investment	3,429	1,022	(4,515)	(593)	2,569
Assets	(759)	(593)	(788)	(2,096)	(1,386)
Liabilities	4,188	1,615	(3,727)	1,503	3,955
Debt Securities	3,760	1,126	(3,648)	1,519	2,946
General Government	3,677	984	(3,645)	1,958	3,123
Bond issued abroad (net)	3,137	6,110	99	1,029	1,509
Other Investment	1,782	11,801	(2,667)	7,256	3,277
Assets	(2,304)	(1,939)	(601)	(777)	(986)
Liabilities	4,086	13,740	(2,066)	8,033	4,263
Loans	3,057	12,868	614	5,105	606
Monetary Authority	518	3,348	10,229	(6,138)	(1,479)
General Government	(1,932)	117	(1,977)	11,834	(765)
Banks	2,187	4,378	(8,076)	(1,028)	1,975
Other Sectors	2,284	5,025	438	437	875
Currency and Deposits	239	(20)	(832)	348	1,368
Monetary Authority (FX Accounts held within CBRT)	(229)	622	736	1,336	497
Reserve Assets	(5,726)	(354)	2,694	(6,153)	(4,047)
Net Errors and Omissions	1,721	(2,762)	(1,671)	149	4,975

Sources: CBT.

CURRENT ACCOUNT

     Contraction in foreign and domestic demand following the Asian and Russian financial crises in 1999, as well as earthquakes in August and November and, were reflected in the foreign trade figures for 1999. While exports decreased by 1.5%and imports decreased by 11.4%, which led to a contraction in the foreign trade deficit. The decrease in imports stemmed mainly from the Russian crisis which resulted in a decrease in private consumption and investment expenditures. However, crude oil imports experienced high growth rates in 1999 as a result of the increase in international oil prices. Exports were also negatively affected by stagnant foreign demand and exports to Russia, in particular, decreased. Shuttle trade also decreased in 1999. While significant decreases in exports of textile- products and iron and steel products occurred, exports of transportation vehicles and parts exports continued to increase. Travel revenues also decreased in 1999 due to the unfavorable external political environment and earthquakes. The current account yielded a deficit of $1.3 billion in 1999.

     Optimistic expectations and economic developments associated with the stabilization program implemented in 1999 affected foreign trade performance of 2000. Revival in domestic demand, increasing crude oil prices and appreciation of the Turkish Lira, especially against the Euro, resulted in widening foreign trade and current account deficits. Imports were mainly driven by consumer demand as a result of a sharp fall in interest rates, increases in the banking sector’s consumer credits and the economic recovery. Exports on the other hand, remained moderate. Despite the increase in travel revenues and shuttle trade, the current account yielded a deficit of $9.8 billion in 2000, amounting to 4.9% of GNP.

     The financial turmoil in November 2000 coupled with the economic crisis in February 2001 resulted in economic recession, which in turn caused a slowdown in import demand. After the abandonment of the crawling peg system, the Turkish Lira depreciated significantly which resulted in reduced imports. The sharpest decline was observed in imports of consumer goods. Capital and investment goods imports also declined in that period. On the other hand, exports increased as a result of increased exports of transportation vehicles and parts, electrical machinery and mechanical equipments, and iron and steel. Shuttle trade and travel revenues showed slight increases in 2001. Hence, the current account resulted in a surplus of $3.4 billion in 2001. Turkey also experienced negative effects on travel revenues in the last quarter of 2001, as a result of the terrorist attacks in the United States in 2001.

     The most important factors that affected foreign trade in 2002 were domestic demand and production increases. Industrial production displayed high growth rates particularly after March, which stimulated imports of intermediate goods for the second quarter of 2002. On the contrary, as the domestic investment and consumption demand remained weak, excess supply was directed towards external markets. This development brought about increased exports despite a sluggish world economy. Imports increased by 24.5% and exports increased by 15.1% in 2002. Shuttle trade and travel revenues continued to increase in 2002. Consequently, the current account yielded a $1.5 billion deficit in 2002.

     External accounts continued to deteriorate in 2003, and the current account yielded a deficit of 2.8% of GNP in 2003. The deficit resulted from a widening trade deficit. Imports grew by 34.5% in 2003, mostly led by imports of intermediate goods. The growth in imports was attributed mainly to a rise in industrial production and a growth in exports that necessitate imported inputs, as well as a strengthening currency. Exports increased despite an increasing real exchange rate. Improved export performance was due to lower levels of labor and energy costs and as well as growth in productivity. Services revenues increased by 28.7% as a result of tourism revenues in 2003, and investment expenditures also increased due to portfolio expenditures and interest payments. Workers’ remittances continued to decline in 2003.

FOREIGN INVESTMENT

     The Government encourages foreign direct investment and a variety of incentives are provided to prospective investors. The banking, agriculture and mining sectors have been opened to foreign direct investment, and the Assembly has passed laws protecting copyrights, patents and trademarks in an effort to encourage greater foreign direct investment.

     Flexible foreign investment policies have been introduced as part of the liberalization of the Turkish economy. The foreign investment legislation provides a more secure environment for foreign capital by providing support from several bilateral and multilateral agreements and organizations, granting foreign capital the same rights and obligations as local capital, and guaranteeing the transfer of profits, fees and royalties and the repatriation of capital.

     The new foreign direct investment Law No. 4875, which has been in force since June 17, 2003, emphasizes the key elements of the liberal investment environment in Turkey, and represents a “legal guide” to international investors about their rights and obligations. The major change is the abrogation of the prior authorization system for foreign investments. As a result, all transactions for establishing a company with foreign capital are the same as with local companies. Since all companies established in Turkey within the framework of the Turkish commercial Code are considered Turkish companies, all duties and responsibilities are the same, regardless of the nature of the capital structure of the company. The minimum capital requirement of $50,000 per foreign partner is also abolished as well as the obligation of establishing either a joint stock or a limited liability company.

     Law No. 4875 provides:

•	freedom to invest by eliminating all former FDI-related screening, aprroval, share transfer and minimum capital requirements;

•	reassurance of existing guarantees in one transparent and stable document;

•	upgrading to accepted international standards for definitions of “foreign investor” and “foreign direct investment”; and

•	a policy shift from ex-ante control to a promotion and facilitation approach with minimal ex-post monitoring.

     Turkey has been a party to several international organizations and bilateral and multilateral agreements, which provide a more secure investment environment for foreign investors, such as:

•	Turkey is a member of OECD, WTO, IMF, World Bank and organizations of the World Bank, including Multinational International Guaranty Agency (“MIGA”).

•	Agreements to protect and promote investment have been signed with 70 countries, and 49 of these such agreements are currently in force.

•	Agreements to avoid double taxation are currently in effect with 55 countries.

•	Turkey has been a party to OECD Codes of Capital Movements and Invisible Transactions and the convention on the International Center for Settlement of Disputes.

•	Turkey has been a party to investment-related agreements on WTO platforms such as TRIMs (Trade Related Investment Measures) and TRIPs (Trade Related Intellectual Property Rights).

     In 1999, the Assembly passed a Constitutional amendment permitting national and international arbitration of certain business disputes involving concession agreements for public services. In 2000, the related implementation laws allowing international arbitration in contracts involving Turkey and foreign investors were approved by Parliament.

     In addition, the Government created a new regulatory framework intended to attract the continuing large foreign investments needed in the energy, communication and transportation sectors from private sources, allowing itself to concentrate a larger part of its own financing on social infrastructure such as education and health. Regulated markets for electricity and natural gas were introduced to address the shortcomings of the current centralized model. The telecommunications sector has also undergone changes, transforming the formerly monopolistic structure to a regulated and competitive sector. The High Council of Telecommunications was established in 2000 as a supervisory body for the telecommunication industry. The last step towards a full liberalization of the sector began on January 1, 2004 following the termination of the monopoly of Turk Telekom on voice telephony services and telecommunication infrastructure. Following full liberalization, the Telecommunication Authority granted the first licenses for territorial data transmission.

     As a result of the liberalization policies and promotion measures adopted, there has been an increase in the flow of direct foreign investment into the country. As a result, the cumulative foreign capital approvals reached $35.7 billion in 2003, compared to $34.4 billion in 2002. The leading investors in Turkey are France, Germany, the Netherlands, the United States and the United Kingdom.

     The following table sets forth authorized and realized foreign direct investment for the years indicated:

Table No. 22	Foreign Direct Investment

	December 31
	1999	2000	2001	2002	2003
	(in millions of U.S. dollars)
Cumulative authorizations	25,550	29,026	31,775	34,422	—
Annual authorizations	1,700	3,474	2,726	2,243	—
Annual realizations	817	1,719	3,288	569	—

(1)	As a result of the preparation of a new database for foreign direct investment statistics after recent changes in the legislation, statistical information for 2003 is not available.
Source: Undersecretariat of the Treasury

     Investments in the services sector (based on the amounts for which permits have been granted) accounted for 48% of total foreign direct investment for 2003, while manufacturing accounted for 43% of such total. In 2003, until June 17, 2003, the Government approved $2.2 billion in foreign direct investment, and the net inflow realized through these permits was $699 million.

     The following table sets forth authorized foreign direct investments by sector for which Government permits were granted:

Table No. 23	Foreign Direct Investment by Sector

	1999	2000	2001	2002	2003
	(Amount of authorized capital in millions of U.S. dollars)
Agriculture	17.2	59.7	134.7	32.8	—
Mining	6.8	6.3	29.9	17.3	—
Manufacturing	1,123.2	1,115.2	1,255.6	892.0	—
Food, beverage and tobacco	37.5	23.4	166.2	269.8	—
Cement	32.7	33.1	8.8	2.1	—
Chemicals	213.1	12.8	8.5	49.1	—
Tire	112.3	17.1	13.7	18.0	—
Plastics	3.8	30.3	40.6	16.0	—
Forestry products	0.3	11.4	0.2	1.6	—
Paper	13.8	70.4	0.4	2.6	—
Textiles	27.8	41.3	0.4	38.6	—
Glass	0.1	0.1	1.8	1.1	—
Clay and cement production	10.5	0.0	1.9	0.5	—
Iron-steel	8.0	10.0	33.1	25.0	—
Non-ferrous metals	12.0	1.7	2.1	3.4	—
Fabricated metal products	1.3	4.0	1.9	3.3	—
Machinery	0.0	0.1	3.3	0.1	—
Aeronautical	52.0	0.0	4.9	6.4	—
Electrical machinery and electronics	89.3	78.2	147.1	52.0	—
Transportation equipment	368.1	245.5	280.4	83.8	—
Transport related industries	108.4	154.7	135.3	117.4	—
Others	32.3	381.0	405.0	201.3	—
Services	553.1	2,292.7	1,305.8	1,300.8	—
Trade and commerce	36.0	52.8	324.4	255.3	—
Tourism	40.0	50.2	86.5	80.2	—
Banking	18.7	30.5	355.7	230.5	—
Land transportation	3.9	0.0	0.7	13.4	—
Air transportation	7.4	0.0	3.3	0.4	—
Marine transportation	0.6	1.1	2.7	3.3	—
Investment financing	59.0	21.1	79.4	89.9	—
Others	387.5	2,137.0	453.1	627.8	—
Total	1,700.4	3,473.8	2,726.0	2,243.0	—

Note:	As a result of the preparation of a new database for foreign direct investment statistics after recent changes in the legislation, statistical information for 2003 is not available.
Source:	UT.

     The following table sets forth authorized foreign direct investment by country for which Government permits were granted:

Table No. 24	Foreign Direct Investment by Country

	1999	2000	2001	2002	2003
	(Amount of authorized capital
	in millions of U.S. dollars)
FDI OECD Countries	1,444.3	3,022.1	2,470.3	2,028.4	—
EU of which:
Germany	407.3	636.8	319.3	272.0	—
France	146.7	33.7	137.7	134.1	—
Netherlands	234.6	1,381.3	635.5	379.3	—
United Kingdom	88.4	98.2	506.5	247.7	—
Italy	95.2	17.9	33.6	243.5	—

Total EU	1,069.5	2,450.7	1,804.7	1,426.4	—
Switzerland	50.9	35.3	86.1	149.3	—
USA	292.5	291.3	316.1	310.8	—
Japan	13.9	150.8	258.6	128.8	—
Islamic Countries	26.1	47.7	31.8	59.0	—
Other Countries	230.0	403.8	229.9	155.6	—

Total	1,700.4	3,473.8	2,726.0	2,243.0	—

Note:	As a result of the preparation of a new database for foreign direct investment statistics after the recent changes in the legislation, statistical information for 2003 is not available.
Source: UT.

     FUTURE DIRECTIONS

     Turkey’s efforts towards improvement of the investment climate is on course. Studies were conducted among both Turkish and foreign investors to determine why Turkey under-performs in terms of attracting foreign direct investment. The Administrative Barriers to Investment Project, which was strongly supported by the Government, public institutions and the private sector, is the most important of these studies.

     Given the relatively low level of private investments, especially foreign direct investments, the Government has initiated a comprehensive reform program, based on the results of a study conducted with the World Bank to modernize and streamline the legal, regulatory, and administrative framework.

     A decision on December 11, 2001 by the Council of Ministers sets for the following key areas of the reform program process:

•	company registration;

•	employment of foreigners;

•	sectoral licensing;

•	land access and site development;

•	taxation and state aids;

•	customs and technical standards;

•	intellectual property rights;

•	foreign direct investments legislation; and

•	investment promotion.

     The Council of Ministers’ decision created nine technical committees corresponding to the above key areas of reform and envisages that the work on regulatory reform be guided under the auspices of the Coordination Committee for the Improvement of the Investment Climate (CCIIC). The CCIIC is composed of the Undersecretaries of the Ministry of Finance, the Ministry of Industry and Commerce, Treasury, Foreign Trade, State Planning Organisation, and presidents of the Technical Committees, the Turkish Industrialists’ and Businessmen’s Association (TUSIAD), the Turkish Union of Chambers and Stock Exchanges (TOBB), the Foreign Investors’ Association (YASED) and the Turkish Exporters Board (TIM), under the presidency of the Undersecretariat of Prime Ministry. The secretariat services of the CCIIC are carried out by the Undersecretariat of Treasury.

     The Government has taken several steps in compliance with the recommendations of the technical committees. Moreover, the Government has amended the Council of Minister’s Decree to include another technical committee on small and medium enterprises. To increase the influence of the reform programme for improvement of the investment environment (the “YOIKK Program”), the Government appointed a minister to the YOIKK Program. The YOIKK Program has proved effective and various legislative changes have been made and draft laws have been prepared. Laws enacted as a result of the YOIKK Program to date include the law on employment of foreign personnel, Foreign Direct Investment Law, amendments to the Turkish Commercial Code that redesign the company registration process (reducing the steps required from 19 to 3 and reducing the turnaround time from two and a half months to one day). Mining Law, Labour Law, Turkish Patent Institute Law the law on the investment allowance system which enables a shift to an automatic state aids system in line with EU requirements and nine other laws on insurance, encouragement of tourism, preventing smuggling, inflation adjusted accounting. Laws drafted and recently sent to the Prime Ministry or the Assembly include the law on the establishment of an investment promotion agency, a state aids law and a national vocational standards institution law.

     Although there have been investment promotion initiatives by several public and private institutions in the past, Turkey at present does not have an agency with a strong and clear mandate and a budget to carry out effective investment promotion, including functions such as investor servicing, investment generation and policy advocacy governed jointly by public and private sectors. A new draft law has been submitted to the Prime Ministry.

     Furthermore, the YOIKK Program efforts have produced results in other areas such as recruitment of expatriates, sectoral licencing, customs and intellectual and industrial property rights. With respect to customs reform, the Undersecretariat of Customs has implemented a reform program to improve its administrative efficiency and effectiveness. The automated customs system has been established at 99% of all customs offices and has been further enhanced to assist customs in controlling the movement of goods. One of the goals of the customs reforms is to conform the customs regulations and procedures to those mandated by EU legislation and simplifying and harmonizing the forms, procedures and control techniques to conform with those recommended by the World Custom Organization. Necessary legislation to strengthen the capacity and infrastructure of the Turkish Patent Institute has been submitted to the Assembly. The legislation seeks to ensure effective implementation of the regulation and protection of intellectual and industrial property rights.

     Finally, the regulation of investments by land acquisition and site development are critical issues for both local and foreign investors. A very useful discussion forum involving public and private sector representatives has led to the creation of a priority list of problems and measures to be taken in this field. The technical committee working on this issue will begin by formulating solutions to the most urgent problems.

     CAPITAL ACCOUNT

     Within the period 1999-2003, financing needs were mainly met by credit drawings led by the IMF loans and long-term credits from the private sector. A combination of loans totalling $22.3 billion were used to finance the current account deficits, while official reserves increased by $13.6 billion during this period.

     The 1999 deficit was mainly financed by Government bond issues, short-term loans from the banking sector and the private sector’s long-term loans. Central Bank’s reserves have increased by $5.7 billion as a result of financing exceeding the current account.

     In 2000, while the Government’s bond issues, IMF credit uses, short term borrowing by the banking sector and long term borrowing of the private sector played important roles in the financing of this deficit, the financial turmoil in November 2000 resulted in a considerable outflow of portfolio investments.

     Foreign direct investments and the Government’s drawings of IMF loans gave rise to capital inflows in 2001, whereas substantial short-term debt repayments of the banking sector and portfolio outflows especially during the crisis were the dominant factors in the financing structure of 2001. As a consequence, Central Bank reserves fell by $2.7 billion in that period.

     The Government’s use of $12.5 billion of IMF loans was the most important financing source for the current account deficit in 2002, which led to a $6.2 billion increase in Central Bank reserves.

     In 2003, the deficit was financed through portfolio flows, short-term credit drawings by the banking sector, and rising deposits of non-residents in domestic banks. Another significant source of financing was the net errors and omissions items that generated $5 billion of inflows in 2003. As financing sources exceeded the current account deficit, Central Bank reserves increased by $4 billion in that period.

INTERNATIONAL RESERVES

     Over the period 1999-2003, Turkey has substantially increased its international reserves, including official reserves of the Central Bank and reserves held by commercial banks and gold. Net international reserves reached $45.0 billion as of December 31, 2003.

     The following table presents the level of international reserves at the dates indicated:

Table No. 25	International Reserves

		Central	Commercial	Gross		Net
	Gold(1)	Bank(2)	Banks(3)	Reserves	Overdraft	Reserves
	(in millions of U.S. dollars)
1999	1,011	23,177	9,569	33,757	5.9	33,751
2000	1,006	22,172	11,007	34,185	25.6	34,159
2001	1,032	18,787	10,392	30,212	19.9	30,192
2002	1,279	26,807	9,980	38,066	15.1	38,051
2003	1,558	33,616	9,795	44,968	10.9	44,957

(1)	For 1999, $270.00 per ounce, for 2000 $269.05 per ounce, for 2001 $276.0 per ounce, for 2002 $342.75 per ounce and for 2003, $417.25 per ounce.

(2)	Includes Turkish Defense Fund.

(3)	Includes all commercial banks (foreign and domestic) doing business in Turkey.

FINANCIAL SYSTEM

THE CENTRAL BANK

     The Law on the Central Bank of the Republic of Turkey (No. 1715) was enacted on June 11, 1930. The Bank was established in October 1931 and opened officially on January 1, 1932.

     The Central Bank has the exclusive right to issue bank notes in Turkey. As the sole regulator of the volume and circulation of the national currency, the Central Bank controls the monetary supply through open market operations and by setting reserve and liquidity requirements. The Central Bank’s open market operations desk maintains a portfolio of Government securities to effect repurchases, reverse repurchases, direct sales and direct purchases. On a day-to-day basis, the Central Bank also regulates liquidity through the interbank market.

     The Central Bank manages and controls the official gold and foreign exchange reserves within the framework of overall economic objectives. The Central Bank’s foreign currency reserves consist primarily of U.S. dollar and Euro denominated deposits and marketable securities issued by foreign governments and institutions of high credit quality. The Central Bank is also required to determine and protect the parity of the national currency with gold and foreign currencies within guidelines set by the Government. Besides the foreign exchange market, the Central Bank oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The Central Bank also engages in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.

     The Central Bank performs the traditional functions of a central bank, including the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability by taking into consideration the development plans and annual programs, and advising the Government regarding financial matters. Until the May 2001 amendments to the Central Bank Law, the objectives of the Central Bank were set in consultation with the Undersecretariat of the Treasury and the Central Bank was responsible for its affairs within the bounds of applicable law and the Government’s defined policies.

     In the aftermath of the February 2001 crisis, a series of reforms were realized. In May 2001, the Central Bank Law was amended in accordance with international experiences to ensure instrument independence, accountability and transparency. Price stability was declared as the sole and overriding objective of the monetary policy. Short-term interest rates became the main policy instrument of the Bank. The law also established a Monetary Policy Committee with the responsibility of setting the inflation target together with the government. In this context, the Central Bank is expected to inform the Government and the public about the targets and implementations of the monetary policy, safeguard the value of the Turkish Lira against foreign exchange rates and work with the Government to determine the exchange rate regime. The relationship between the Government and the Central Bank was clearly defined to exclude all kinds of cash advances to the Treasury and no credit lines to the public institutions are allowed. Previously, according to protocol signed by Central Bank and the Treasury, the Treasury had to repay all the cash advances extended by Central Bank at the end of each month, within the limits as indicated by Law No. 1211.

     In 2002, within the framework of modern Central Banking implementations and in preparation for an inflation targeting strategy, important changes were made in the operational structure of the monetary policy. Within the framework of these changes, on the August 1, 2002, the Turkish Banks’ Association, with the assistance of the Central Bank, launched the Turkish Lira Interbank Offer Rate (TRLIBOR). It is believed that the determination of interbank reference rates will play an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates. The Central Bank phased out its intermediation role in both the interbank money market and the foreign exchange and banknotes market by taking into consideration the progress made in strengthening the private banking sector and in selling or closing down the banks under the SDIF. The Central Bank’s gradual withdrawal as a blind broker for banks in the aforementioned markets was concluded as of December 2, 2002. In addition to these developments, beginning on September 2, 2002, a Primary Dealership system was initiated by the

Treasury and the Central Bank started to provide the primary dealer banks with Turkish Lira liquidity within the framework of open market operations in order to support the system.

     The Central Bank continued its implementations to improve the stability in financial markets in order to effectively conduct policies regarding price stability. Within this framework, the Central Bank introduced the lending operations market for Government Domestic Borrowing Securities (GDBS) at the beginning of 2003 as a step to reinforce the Primary Dealer System. Hence, the banks that want to lend GDBS had the opportunity to obtain additional return with low risk, while borrower Primary Dealer banks reduced their quotation liabilities in the secondary market. In addition to this, markets were immediately stabilized by providing funds on reasonable conditions in the foreign exchange and banknotes markets in order to minimize the adverse market effects of the conflict in Iraq. Similarly, during the terrorist attacks in Istanbul in November 2003, banks were provided with unlimited borrowing facility. Lending interest rates were also temporarily reduced to dissipate the tension in the markets and to diminish possible fluctuations. The payment system functioned normally and closed without problems by the help of these measures.

MONETARY POLICY AND INFLATION

     1999. The Central Bank’s monetary program announced at the beginning of 1999 was aimed at preserving its international reserve level and maintaining the gain achieved through decreasing inflation. The Central Bank declared that its exchange rate policy would be conducted in accordance with the estimated inflation rate in 1999 in order to prevent appreciation of Turkish Lira, while the exchange rate policy would be conducted by taking into consideration the sustainability of the current account and inflation.

     In line with the launch of the Euro on January 1, 1999, the Central Bank replaced the Duetsche Mark with the Euro in the foreign exchange basket against which it measures the Turkish Lira. Beginning in 1999, the foreign exchange basket consisted of $1.00 and 0.77 Euro rather than DM 1.5.

     In the first quarter of 1999, due to a rapid increase in net foreign assets and a moderate increase in reserve money, the realized figure for net domestic assets was below the targeted level. In the first half of 1999, the decline in net domestic assets and the gradual increase in net foreign assets due to the rise in foreign exchange reserves continued as a result of the decrease in net domestic credit extension, the decrease in the Central Bank’s funding through open market operations and the Central Bank’s intensive foreign exchange purchases. Open market operations declined by approximately 53%, reflecting the Central Bank’s policy decision in favor of obtaining liquidity through foreign exchange purchases rather than open market operations.

     The Central Bank decreased its bid/ask quotations in the interbank money market to 46%/74% on July 5, 1999 and to 55%/70% on September 8, 1999 in order to prevent fluctuations in the financial markets. Such quotations were not changed again until the end of 1999.

     Within the context of the Stand-By Arrangement with the IMF, the Central Bank operates the monetary policy by specifying a ceiling for net domestic assets and a floor for net international reserves, which are two performance criteria set by the Stand-By Arrangement. With the SMP (“Staff Monitored Program”) of the IMF in February 1999, net domestic assets became the target variable, and the upper limits were set for March and June 1999. The targeted level for net domestic assets was set at TL800-900 trillion in the first quarter of 1999, TL1,000 trillion in the second quarter, TL1,000 trillion in the third quarter and TL1,100 trillion in the fourth quarter.

     During 1999, reserve money increased by 97.1% from TL3,486 trillion to TL6,870 trillion. As of the end of 1999, due to the increase in net foreign assets and the moderate increase in reserve money, net domestic assets had decreased from TL579 trillion to negative TL932 trillion. The nominal increase in net foreign assets was 168% compared to the end of 1998. The nominal rate of increase in base money was 83.7%. Net domestic assets decreased throughout 1999 until the end of November 1999 due to an increase in public sector deposits at the Central Bank. However, this item increased in November and December 1999, mainly due to the Y2K problem and an increase in open market operations as a result of the liquidity requirements that were imposed on banks that were taken over by the SDIF towards the end of that year. The value of net domestic assets was TL932 trillion as of December 31, 1999.

     In the first two weeks following the August 17, 1999 earthquake, international reserves decreased by $1 billion and the demand for Turkish Lira prompted the Central Bank to provide liquidity through open market operations.

     The nominal devaluation rate of the foreign exchange basket was 60.9% in 1999, while WPI inflation was 62.9% in the same period. The real effective exchange rate calculated on the basis of wholesale prices declined by approximately 1.7% at the end of 1999, compared to the end of 1998.

     In 1999, M2 and M2Y grew by approximately 96% and 101%, respectively, as compared to the end of 1998.

     2000. The monetary and the exchange rate policies implemented in 2000 differed from previous policies because they were explicitly directed towards disinflation as part of the new Stand-by Arrangement with the IMF. Within the framework of the monetary policy, the annual depreciation path of the Turkish Lira against the foreign exchange basket of $1.00 and EURO0.77 was determined for the year 2000.

     The upper limits on net domestic assets, excluding the revaluation account and the band around net domestic assets, were also important issues of the monetary policy. In practice, the quarterly ceiling values for net domestic assets were set at TL1,200 trillion and such values were determined as the performance criteria in the context of the Stand-By Arrangement. The band around net domestic assets, which was determined for each quarter in accordance with the realized base money stock at the end of the preceding quarter, provided less room for intervention by the Central Bank. It was presumed that increases in base money demand would be met by capital inflows, which would be viewed as increases in net foreign assets on the Central Bank balance sheet.

     In 2000, the required reserve ratio for Turkish Lira denominated deposits was decreased from 8% to 6% and the remaining 2% was held as free deposits at the Central Bank. Because the banking system was allowed to hold these free deposits in a weekly averaging plan (as opposed to a daily plan), the banks were provided more flexibility in their liquidity management.

     The Central Bank offset changes in net credits to the public sector in the balance sheet in order to maintain net domestic assets in the predetermined band, except on religious holidays, which are possible periods of increases in the demand for base money.

     In accordance with the band around net domestic assets, the Central Bank’s bid/ask quotations in the interbank money market were announced on a daily basis and were changed very frequently in light of market liquidity in 2000. In previous years, changes in bid/ask quotations were made much less frequently. Also, the difference between ask quotations and bid quotations was much wider than in previous years so as to discourage banks from using Central Bank funds through the interbank money market unnecessarily and to eliminate the possibility of disturbing the values of net domestic assets at the end of each day.

     Between January 2000 and the end of November 2000, the Central Bank maintained net domestic assets in line with what was determined by the Stand-by Arrangement. The daily net domestic asset values remained within the predetermined band, except for the religious holiday in March 2000, and the end of quarter values of net domestic assets were realized below the predetermined upper limit of TL1,200 trillion. Following the financial crisis in November 2000, the Central Bank increased lending to the market through open market operations, the interbank money market, and through fixed rate quotations, which required higher net domestic asset values than those required by the upper limit of the predetermined band.

     Following the November 2000 financial crisis, the demand for foreign exchange continued despite increased interest rates. There was a partial improvement in financial markets after the announcement of the SRF from the IMF in December 2000. See “Economy—Financial Crises—November 2000.”

     At the end of 2000, the value of net domestic assets (excluding the revaluation account) was TL2,366 trillion, primarily due to the increase in liquidity demand after the financial crisis in November 2000 and the rapid increase in liquidity demand in the markets as a result of the religious holiday in late December. As a result of the unsystematic increase at the end of 2000, the net domestic asset value subject to the performance criteria was determined as the average of the values on December 11, 2000 and

January 11, 2001. The new performance criteria on net domestic assets for the end of 2000, which was set at TL1,650 trillion, were satisfied with TL1,060 trillion in 2000.

     In 2000, base money increased by 49% in nominal terms from TL3,879 trillion to TL5,788 trillion. The real rate of growth in base money was 7%. Foreign assets increased 17% in the period between January and mid-November 2000. However, the November 2000 financial crisis resulted in a loss of gross foreign exchange reserves and, as a result, foreign assets decreased. Net foreign assets decreased by 49% in terms of U.S. dollars by the end of 2000. The quarterly floors set as the performance criteria for net international reserves in the first two quarters of 2000 were met. In the second half of 2000, the end-of-quarter values of net international reserves were higher than the floors. However, the end of year indicative floor value was subject to a revision after the November 2000 financial crisis.

     In 2000, the rate of increase in the exchange rate basket was 20% in accordance with the preannounced rate. In particular, the rates of depreciation of the Turkish Lira against the US dollar and the Euro were 24.4% and 14.1%, respectively, in the year 2000.

     In 2000, M2 and MY2 grew by approximately 43% and 40%, respectively, as compared to the end of 1999.

     2001. Following the November 2000 financial crisis, the Government announced a new monetary policy, while the exchange rate policy remained the same as it was before the November 2000 financial crisis. The predetermined daily exchange rate path was announced for the January-June period and the “progressively widening band” around the central exchange rate path was determined. Additionally, new targets for some balance sheet items, such as net domestic assets and net international reserves were announced.

     However, the increase in the risk premium pushed the interest rates in primary and secondary markets to pre-crisis levels. Towards the end of February, political uncertainties preceding the Treasury auction caused panic in the markets and the Turkish Lira faced a serious attack. The Central Bank tightened the liquidity, which led to a bottleneck in the payments system. In light of these developments, defending the crawling peg exchange rate regime became impossible. As a result, the currency peg system was abandoned in the wake of the February crisis and the Central Bank announced exchange rates would be determined in the market by supply and demand conditions. Interventions were carried out only to smooth the excessive short-run fluctuations, without interfering with exchange rates reaching their market-determined levels in the long run.

     A new program called “Transition Program for Strengthening the Turkish Economy” was initiated in May 2001 to review the 2000 disinflation program and to reinforce structural elements. The goal of this program was to secure economic stability and to put the economy on a sustainable growth path by overcoming the inflation problem. From late February through the beginning of a new IMF program in mid-May, the Central Bank focused on re-establishing financial market stability by ensuring the re-functioning of the payments system, reducing the open positions of banks to more prudent levels, bringing stability to the exchange rate, and addressing the chronic problems of state-owned banks to enhance the overall stability of the banking system.

     A new letter of intent was signed with the IMF in May 2001, which proposed a more active monetary policy. In this framework, a ceiling value for net domestic assets and a floor value for the changes in net international reserves have been set. These values have been taken as performance criteria. Because of the abandonment of the exchange rate anchor, base money has been determined both as an intermediate target and as the new anchor to the economic agents. However, due to the estimation difficulties, periodic ceilings were determined as indicative targets rather than performance criteria. The targeted rates of increase in base money were determined so as to prevent monetization and to restrict the inflationary effects of devaluation. In order to sterilize liquidity injected through the use of IMF credit for domestic financing purposes, programmed foreign exchange auctions were initiated.

     The short-term interest rate became the main monetary policy instrument and was used actively to curb inflationary pressures. The Central Bank actively withdrew the excess liquidity, which was injected into the market by banking operations meant to manage the November 2000 and February 2001 financial crises through reverse repurchases and foreign exchange sales. As a result, the impact of the excessive increase in net domestic assets to the base money was prevented and monetization was not allowed.

     Prior to the September 11, 2001 terrorist attacks in the United States, monetary and foreign exchange markets were relatively stable, compared to the previous months. However, after the terrorist attacks, both the rate of depreciation of the Turkish Lira and interest rates rose. The Central Bank announced that it would meet the liquidity requirements of the markets if necessary and dropped the upper quotation on interest rates. The announcement of new macroeconomic targets and budgetary aggregates, together with international support to Turkey, increased the possibility of additional external financing from the IMF and re-established stability in the markets. The Government agreed to the measures necessary to reach the primary surplus of 6.5% of GNP for 2002. In addition, the IMF announced the approval of $10 billion in financing support for the 2002-2004 period, apart from the $3.2 billion committed in an earlier agreement. These two positive developments resulted in the decrease of interest rates to 70% and the decrease of exchange rates to pre-September 11, 2001 levels.

     The annual inflation rate measured on the basis of CPI dropped to 33.4% in February 2001. Due to the sharp depreciation of the Turkish Lira at the end of February 2001 and the increase in the prices of public goods and services, consumer prices began to rise again. Consequently, the inflation rate was 68.5% in 2001.

     The end of year balance sheet targets of the Central Bank were met in 2001. The net domestic assets average for the last five working days of December was TL19,493 trillion, which was below the ceiling of TL22,400 trillion. The decline in net international reserves during November-December 2001 amounted to $1,730 million, which was below the performance criteria set at $3,546 million. The base money average for the last five working days of December was realized as TL7,642 trillion, which was below the performance criteria set as TL7,750 trillion.

     The real effective exchange rate calculated on the basis of wholesale prices declined to 87.5% in the first quarter of 2001, and ended the last quarter of 2001 at 98.3%. Annual depreciation of the Turkish Lira was 115.3% against the U.S. dollar and 107.1% against the Euro. During the February 2001 financial crisis, the overnight compound interest rates climbed to unprecedented levels and started to ease in the aftermath of the financial crisis, ending the year at 80.0%.

     Annual nominal growth rates for monetary aggregates during 2001 were observed as 51% for M1, 48% for M2 and 88% for M2Y. In real terms, there were contractions of 11% for M1 and 12% for M2, whereas M2Y expanded 11%.

     2002. A monetary targeting policy was implemented to convince monetary agents that monetary expansion would not reach beyond the levels consistent with macroeconomic targets. The expansion in monetary base, an item of the Central Bank balance sheet, was set as the target variable and served as the nominal anchor of the program to decrease uncertainties in the near future and shape expectations. In addition to the monetary target strategy, the Central Bank stated that it would implement an “implicit inflation targeting” policy consistent with its ultimate aim of price stability and that it also might change short term interest rates in light of the future path of inflation.

     Measures were taken to establish exchange rates consistent with domestic economic fundamentals to ensure that the floating exchange rate regime and the exchange rate market would function more effectively in 2002. Within this framework, the Central Bank announced that it would intervene in the foreign exchange rate market only to prevent excessive volatility, without targeting a certain trend level. Moreover, the Central Bank announced that it would hold foreign exchange buying auctions in order to improve the foreign exchange position. Under the floating exchange rate regime, the Central Bank’s control over short-term interest rates was strengthened and short-term interest rates became the main policy instrument of the monetary program.

     In the period January-April 2002, the Turkish Lira appreciated by approximately 8 percent, due to financial support provided by the IMF and strict adherence to the economic program, which increased the confidence in the economic program and cleared the concerns associated with the sustainability of domestic debt. Moreover, Treasury domestic borrowing interest rates decreased by approximately 20 percentage points. The decline in the uncertainty of the global markets improved inflationary expectations, which in turn increased market confidence. In addition to the decline in supply side inflationary pressures, weak domestic demand also contributed to the disinflation trend. Following these economic developments, the CBRT reduced the short-term interest rates gradually; the overnight borrowing interest rate decreased from 59% to 48% and the overnight lending rate dropped from 65% to 55% in the January-April period.

     The favorable economic outlook in early 2002 was disturbed in the May-August period by various undesirable political events, early general election debates and disputes regarding the acceptance of EU harmonization laws. During this period, volatilities in the Turkish Lira and foreign exchange markets increased and the decline in the inflation rate slowed down. Starting in August, developments such as the determination of the election date, the acceptance of EU harmonization laws and the increasing confidence in the sustainability of the current program after the general elections decreased the perception of political uncertainty. Based on the foresight that these developments would have a positive impact on inflation, the overnight borrowing interest rate decreased from 48% to 46%, whereas the overnight lending rate decreased to 53% from 55% in early August.

     During the period August-November 2002, the Central Bank did not make any changes in the levels of short-term interest rates, due to the risk of inflationary pressures in a climate of general elections, the deterioration in fiscal discipline and the delays in some structural reforms. Starting in November, it was foreseen that sustaining fiscal discipline through structural reforms would affect inflationary tendencies in a positive manner. On November 11, 2002, the overnight borrowing rate was lowered to 44% and the overnight lending interest rate was lowered to 51%.

     Within the framework of the numerous objectives of the 2002 monetary program, the targets for base money and net international reserve items, specified as performance criteria, and net domestic assets, specified as the indicative target, were attained.

     Within the framework of the operation launched following the February 2001 crisis, a substantial amount of liquidity was created in the market as a result of the outright purchase of state borrowing notes by the Central Bank from the public banks and SDIF banks, in order to provide these banks with short-term financing. This structural excess liquidity continued during the year and by the end of 2002, it had reached 9.6 quadrillion TL. Liquidity management of the Central Bank was organized to enhance financial stability without conflicting with the price stability goal. Excess Turkish Lira liquidity in the market was eliminated by Turkish Lira deposit buying auctions in the interbank money market and reverse repo transactions in the Istanbul Stock Exchange repo-reverse repo market via open market operations.

     In August 2002, the Turkish Banks’ Association, with the assistance of the Central Bank, launched the Turkish Lira Interbank Offer Rate (TRLIBOR) which serves as a reference rate for credit and other financial instruments, including forward foreign exhange rates. The Central Bank phased out its intermediation role in both the interbank money market and the foreign exchange and banknotes market by taking into consideration the progress made in strengthening the private banking sector and by selling banks under the SDIF. The Central Bank’s gradual withdrawal as a blind broker for banks in the aforementioned markets was concluded as of December 2, 2002. Beginning on September 2, 2002, a primary dealership system was initiated by the Treasury and the Central Bank which provides the primary dealer banks with Turkish Lira liquidity through open market operations in order to support the system.

     Insufficient demand conditions, together with tight monetary and fiscal policy measures and the remarkable primary surplus targets of the economic program, brought about a strong position in the current account balance. Moreover, external financial support, especially from international institutions, enhanced the strong position in the balance of payments. Under these conditions, demand for Lira-denominated assets increased as the strenghening of the Lira that began on 2001 continued for the first four months of 2002. The volatility of the exchange rate displayed a relative decline during this period. An increase in the level and volatility of the exchange rate that was not compatible with macroeconomic fundamentals was observed at the beginning of May, mainly due to political uncertainties. This trend continued until the end of July and the Central Bank intervened in the markets in a limited way on July 11, 2002 in order to reduce the extreme volatility in the exchange rate. As it was clearly announced to the public, the Central Bank was not targeting a specific exchange rate level and interventions were directed towards reducing volatility in the foreign exchange markets through low transaction volumes. Downward volatility in exchange rates was observed especially before the religious holiday periods in February and December 2003, due to increasing Turkish Lira liquidity needs. As a result, the Central Bank intervened in the markets on the purchase side. Extreme upward volatility in the exchange rates was observed at the end of December due to negative domestic and external developments and the Central Bank’s intervention in the markets on the sale side. In 2002, the US dollar/TL rate increased by 13.8%, while the euro/TL rate increased by 31.8% due to the appreciation of the euro with respect to the US dollar.

     In 2002, the year-end CPI inflation remained at 29.7%, below the inflation target of 35%. The CPI inflation for 2002, which was the lowest in 20 years, was also below the CPI inflation expected by the CBRT Expectations Survey. The ongoing monetary and fiscal discipline and certain structural reforms were the main causes of disinflation. Furthermore, domestic demand developments did not result in an inflationary pressure because of the high rate of increase observed in production in the second quarter of 2002, which stemmed mainly from stock accumulation and expansion in exports. The pace and magnitude of the exchange rate volatility (which affected inflation) were weakened gradually by the adoption of the floating exchange rate regime and by sluggish domestic demand. In addition, the rate of change in food prices, at the lowest level of the last 15 years, caused inflation to remain below the target.

     Annual nominal growth rates for monetary aggregates during 2002 were observed as 39% For M1, 31% for M2 and 25% for M2Y. In real terms, there was expansion of 7.3% for M1 and 1.0% for M2, whereas M2Y decreased 3.3%.

     2003. The primary goal of the Central Bank is to maintain price stability. In 2003, as in previous years, monetary policy implementation has been determined according to this objective. Likewise, in the framework of the “Transition Program to Strong Economy”, which was introduced in the aftermath of the February 2001 economic crisis and revised at the beginning of 2002 to cover 2002-2004, a policy characterized as “implicit inflation targeting” has been implemented that focuses on future inflation. In accordance with this policy, the Central Bank has used short term interest rates as the main policy instrument to fight inflation under the floating exchange rate regime and monitored the monetary performance criteria and indicative targets introduced in the context of the economic program conducted with the IMF.

     In 2003, the Central Bank reduced interest rates six times in April, June, July, August, September and November, in large part, due to the fall in cost driven inflationary pressures led by the reduction in foreign exchange rates and oil prices in the aftermath of the conflict in Iraq, the government’s commitment to implement the structural reforms envisaged in the economic program and the decisive maintenance of budgetary discipline, and depending on all these positive developments, the improvement in inflation expectations with increased market confidence. Eventually, overnight borrowing interest rates were reduced to 26% in October, compared to 44% at the beginning of April.

     In compliance with the floating exchange rate regime following the February 2001 economic crisis, the Central Bank let the foreign exchange rate be determined by market conditions to a great extent in 2003. Nevertheless, it announced several times since the beginning of the economic program that the Central Bank could intervene in the foreign exchange market to prevent excessive volatility and hold foreign exchange purchase auctions to strengthen the foreign exchange position without affecting the long-term tendency and equilibrium value of the exchange rate. In this context, as a result of the increase in the foreign exchange supply, partly owing to the reverse currency substitution, the Central Bank restarted daily purchase auctions on May 6, 2003, in accordance with the aim of strengthening the foreign exchange reserve position. The Central Bank stopped holding purchase auctions on October 23, 2003, taking into account the decrease in excess foreign exchange supply beginning from the end of September and the rise in foreign exchange rates due to the demand of some banks to close their open positions by the end of the year. Beginning in May, in order to prevent the excessive volatility in foreign exchange rates, the Central Bank carried out purchase interventions once in May, June and July, and twice in September. The total amount of foreign exchange purchased by the Bank during May-October period was $9.9 billion.

     With regard to exchange rates, while the US dollar/TL rate was 1:1,647,654 at the end of year 2002, the TL depreciated in the first three months of year 2003 as a result of adverse effects in Iraq and the rate reached its highest value of 1:1,754,813 on March, 24, 2003. The rate declined from April through October of 2003 because of declining inflation rates, fiscal discipline, positive developments with the IMF, the US credit aid expectation, and because of higher realizations of export and tourism revenues than expected. The rate reached its lowest figure of 1:1,356,557 on September 23, 2003. The rate fluctuated in October and at the end of year 2003, the rate was 1:1,399,998.

     The Central Bank introduced the lending operations market for Government Domestic Borrowing Securities (GDBS) at the beginning of 2003 as a step to reinforce the Primary Dealer System. Hence, the banks that wanted to lend GDBS had the opportunity to obtain additional return with low risk, while borrower Primary Dealer banks reduced their quotation liabilities in the secondary market. In addition to this, markets were immediately stabilized by providing funds on reasonable terms in the foreign exchange and effective markets in order to minimize the adverse effects of that conflict in Iraq had on markets. Similarly, during the terrorist attacks in İstanbul in November, banks were provided with unlimited borrowing facility, and lending interest rates were temporarily reduced to dissipate the tension in the markets and to diminish possible fluctuations. The payment system functioned normally and closed without any problem with help from these measures. Except for the aforementioned points, the operational structure of the monetary policy is the same as before; excess Turkish Lira liquidity, which fluctuated between TL5 quadrillion and TL14 quadrillion was withdrawn by Turkish Lira deposit buying auctions in the Interbank Money market and by reverse repo transactions in the İstanbul Stock Exchange (ISE) Repo-Reverse Repo Market within the framework of Open Market Operations. In order to extend the maturity of the excess liquidity withdrawn and render the liquidity management more flexible, the Central Bank started two-week deposit buying auctions in November in addition to four-week deposit buying auctions, and abolished the limit on the amount of the auction so as to flexibly determine the amount to be purchased in deposit buying auctions. Moreover, the Central Bank introduced some additional arrangements that would contribute to the deepening and effective functioning of the financial markets by reducing the intermediation costs of the banking system. In this framework, the interest rates on required reserves for the Turkish Lira-denominated deposits were envisaged to be between 75-80% of the weighted average simple interest rates on the banking system deposits.

     In this framework of the Stand-by Arrangement, performance criteria for base money and Net International Reserves (NIR) and indicative targets for Net Domestic Assets (NDA) were reached as of end of December 2003. Among these, base money increased annually by 42.6%. The level of Base Money is mainly determined by developments in the volume of the currency issued. It is known that currency issued generally increases seasonally in the tourism, new-year and salary payment periods. At the end of the aforementioned periods, depending on the currency issued returns, it generally decreases. In addition, transactions held within the framework of daily liquidity management by the Central Bank may affect the volume of the currency issued. However, it is believed that the increase in real money demand played an important role in the rapid increasing trend in currency issued, especially in the last quarter of 2003. In 2003, the main cause of the increase in money demand was improvements in inflationary expectations together with steadily decreasing annual inflation rates since the second quarter of the year. In addition to this, the end of the Iraq war earlier than expected, the stabilized value of the Turkish Lira and the decreasing nominal interest rates as a result of a decrease in risk perceptions were the other important reasons for the increase in money demand. Net foreign assets, the second performance criterion, were evaluated with constant program exchange rates and increased annually by 125%. The increase in foreign exchange buying auctions, which were introduced in May, and foreign exchange interventions, played an important role and totalled $9.9 billion in 2003. Finally, net domestic assets, an indicative target, fluctuated sharply during the year depending on the borrowing of the Treasury, seasonal liquidity fluctuations, and in conjunction with this, open market operations conducted by the Central Bank. As of the end of 2003, net domestic assets have demonstrated a limited increase of 4.2% annually.

     In 2003, money supplies, defined as narrow and broad (M1 and M2), increased by 51.2% and 32.2%, on a nominal basis, respectively, and by 27.8% and 11.7% on a real basis, compared to the end of 2002. The increase in sight deposits, which is one of the sub-items of the M1 money supply, at a rate of 62.3% on a nominal basis was the main reason for the increase in M1 money supply. Time deposits, which are one of the sub-items of M2 money supply, increased by 26.5% on a nominal basis and by 6.9% on a real basis by the end of 2003. M2Y money supply, which consists of the sum of M2 and foreign exchange deposits increased by 12.3% on a nominal basis, compared to the end of 2002. Taking into account the fact that the CPI inflation was 18.4% by the end of 2003, the M2Y money supply declined by approximately 5% on a real basis.

     In 2003, Operation Iraqi Freedom began, which led to a rapid rise in oil prices and exchange rates. Despite the lack of any pressure from the aggregate demand side, the cost-push effects of the conflict slowed the disinflation process temporarily. However, by the end of the conflict in May, the macroeconomic conditions improved quickly and inflation began to decrease. Aside from the conflict, 2003 had all the necessary conditions for achieving disinflation. First of all, monetary and fiscal discipline led to an increase in market confidence, which in turn led to consistent declines in inflation expectations. Secondly, a strong Turkish Lira and low energy prices resulted in lower production costs. Thirdly, food prices also contributed to the disinflation period. Finally, domestic demand put no pressure on prices. As a result, year-end inflation targets were achieved once again as the prices increased by only 18.4% annually as of December 2003. The achieved inflation rate was the lowest since the late 1970s.

     The following table presents selected Central Bank balance sheet information for the dates indicated:

Table No. 26	Selected Central Bank Balance Sheet Data

As of December 31, 2003
(in trillions of Turkish Lira)
Assets	6,322.8
Net Foreign Assets	7,829.8
Foreign Assets	14,526.5
Foreign Liabilities	6,696.7
Central Bank claims on:
Public Sector	(247.4)
Deposit Money Banks and other Financial Institutions plus net other items	(1,259.7)
Liabilities	6,322.8
Domestic Liabilities	4,735.7
FX Deposits of Non-Banks	1,723.4
FX Deposits of the Banking Sector	3,012.3
Reserve Money	3,932.2
(of which: Currency Issued)	2,390.7
Deposits and Other Liabilities of the Central Bank	(2,345.1)

     The Central Bank has changed its balance sheet structure in accordance with IMF agreements. The restructured balance sheets have been derived from the Central Bank Analytical Balance Sheet, as shown below:

	As of December 31
	2000	2001	2002	2003
	(in trillions of Turkish Liras)
Asset	16,903.4	60,089.5	74,070.5	76,497.1
Foreign Assets	18,004.0	34,409.6	50,995.3	52,891.9
Domestic Assets	(1,100.6)	25,680.0	23,075.2	23,605.3
Cash Operations	(416.0)	25,664.1	24,221.8	22,881.8
FX Revaluation Account	(875.2)	(174.8)	(1,146.6)	(723.5)
IMF Emergency Assistance	190.6	190.6	0	0
Liability	16,903.4	60,089.5	74,070.5	76,497.1
Total Foreign Liabilities	15,923.6	50,220.7	53,551.1	52,362.6
Liabilities to Non-Residents	10,406.0	36,733.2	37,368.8	35,647.9
Liabilities to Residents	5,517.6	13,487.5	16,182.3	16,714.7
Central Bank Money	979.9	9,868.8	20,519.5	24,134.5
Reserve Money	5,949.3	7,975.9	10,668.3	15,010.4
Currency Issued	3,772.4	5,282.7	7,635.6	10,675.5
Deposits of Banking Sector	2,015.5	2,520.2	2,791.8	4,191.3
Extra Budgetary Funds	115.7	104.2	178.1	48.3
Deposits of Non Banking Sector	45.7	68.9	62.8	95.3
Other Central Bank Money	(4,969.5)	1,892.9	9,851.1	9,124.1
Open Market Operations	(5,218.6)	1,244.0	9,578.7	8,260.1
Deposits of Public Sector	249.2	649.0	272.4	864.1

     The Central Bank’s Program Balance Sheet was revised four times between end of 1999 and 2003. As of the end of 2003, the Program Balance sheet, in accordance with the letter of intent presented on April 5, 2002, is as follows:

December 31, 2003
(in millions of U.S. dollars)
I- BASE MONEY (A+B+C)	14,867
A- Currency Issued	10,676
B- TL Required Reserves	2,289
C- Free Reserves	1,903
II- NET FOREIGN ASSETS (A+B+C)	8,847
A- Net International Réserves (1-2+3)	19,644
1- Gross Foreign Reserves	41,867
a- Gold	1,527
b- Foreign banknotes	846
c- Correspondent accounts	39,289
- Current accounts	1,566
- Portfolio accounts (Excl. TDF)(2)	37,724
- Other accounts	0
d- Reserve tranche position	205
2- Gross International Reserve Liabilities	(22,223)
a- Overdrafts	(17)
b- Letter of Credits	(756)
c- Short term credits	0
d- Dresdner account (1 year)	(3,082)
e- FX deposits of the Banking sector(3)	(9,291)
f- IMF	(9,078)
- Use of credit	(8,874)
- SDR allocation	(204)
3- Net Forward Position	0
a- Swap	0
b- Forward options	0
B- Medium term FX credits (Net)	1,991
C- Other	(12,789)
1- Dresdner account	(15,017)
a- 2 year	(8,227)
b- 3 year	(6,790)
2- TDF	613
3- Other (FX Lending Excl.)	1,615
III- NET DOMESTIC ASSETS	6,020
A- Tresury Debt	26,954
a- CBRT’s Portfolio	27,007
- DIBS prior to Nov. 5, 2001	27,007
- DIBS purchased from secondary markets	0
b- Other	(53)
B- Public sector deposits (TL)	(864)
C- Public sector deposits (FX)	(6,285)
D- Funds	(48)
E- Other public sector deposits	(95)
F- Credits to banking sector	7
G- Open market operations (net)	(8,260)
H- Other	(5,168)
I- Revaluations account	(220)

December 31, 2003
(in millions of U.S. dollars)
J- IMF Emergency assistance (Treasury)	0
K- FX Lending (TCMB)(4)	0
NDA(1)	6,020
Treasury Liabilities to the IMF (2)	20,416
Treasury FX denominated borrowing with original maturity of less than 1 year (3)	0
Net Domestic Assets (Program Definition) (1+2+3)	26,436

	Key Monetary Aggregates
	As of December 31
	1999	2000	2001	2002	2003
	(in trillions of Turkish Lira)
M1	4,272.0	6,746.5	11,073	14,259	21,564
M2	21,992.7	31,109.3	46,986	61,195	80,923
M2Y (M2 + foreign exchange deposits at commercial banks)	40,153.6	56,046.3	104,133	133,450	149,855

Source: CBT.

     The following table presents the discount rates of the Central Bank for the dates indicated:

Table No. 27	Discount Rates

Year	Discount Rates
1999	60%
2000	60%
2001	60%
2002	55%
2003	43%

BANKING SYSTEM

     In June 1999, the Assembly passed a banking reform law, the Banks Act (Law No. 4389 as amended six times thereafter, with law No. 4491 in December 1999, with Law No. 4672 in May 2001,with Law No. 4684 in June 2001, with Law No. 4743 in January 2002, with Law No. 4842 in April 2003 and with Law No. 5020 in December 2003). The legislation was established to further align Turkish banking regulation with EU directives and international standards. The law establishes rules and procedures governing incorporation, management, transactions, mergers, liquidation and supervision of banks in order to ensure efficiency in the credit system and increase confidence and stability in financial markets. The law also provides for the establishment of the Banking Regulation and Supervision Agency (“BRSA”), which is an independent and autonomous public entity with administrative and financial autonomy that supervises financial institutions. Notably, the new Banks Act reduces lending limits, improves monitoring of problem banks, accelerates the liquidation of problem banks and increases the effectiveness of supervision through the establishment of the BRSA.

     The Turkish banking system is currently regulated and supervised by the BRSA, whose administrative body is the Banking Regulation and Supervision Board (“BRSB”). Following the appointment of the members of the BRSB, the BRSA commenced its operations on August 31, 2000.

     The Savings Deposit Insurance Fund (SDIF) is a public legal entity that was administered and represented by the BRSA through December 2003. Through an amendment to the Banks Act in December 2003, the SDIF was given the independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through transfer or merger of these banks with another bank, transfer of its shares to third parties, or liquidation.

     In addition to the Central Bank (CBRT), 50 banks were operating in Turkey as of the end of 2003, including 14 investment and development banks (one of which was a clearing bank) and 36 commercial banks. The universal banking system in Turkey allows commercial banks to engage in banking and other financial services. Three of the commercial banks in Turkey are state-owned banks. The major commercial banks are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange and to borrow and lend in foreign currency.

     Of the 36 commercial banks, 23 are domestically owned private banks and 13 have 50% or more of their shares owned by foreign shareholders or are branches of foreign banks. Of the 14 development and investment banks, 11 are domestically owned and 3 are foreign-owned.

State Banks

     Priority was given to the financial restructuring of state banks. Simultaneously with the strengthening of their financial structure, operational restructuring studies were initialized. The main objective of the latter is to re-build organizational structure in compliance with the requirements of contemporary banking and international competition.

     As a first step, management of the three state banks was transferred to a newly created Joint Board of Directors. The Board was granted the authority to restructure and prepare the state banks for privatization. In order to reduce their short-term liabilities, state banks obtained liquidity through repo or the outright sale of government securities to the Central Bank and fully eliminated their short-term liabilities (amounting to TL8.5 quadrillion as of March 16, 2001) to private banks and non-bank entities (excluding those to the Central Bank). Fully released from short term and costly funding needs upon the financial support provided within the program, the state banks started to conduct their operations and transactions in light of competition and profit-maximization. State banks’ deposit interest rates began to be determined uniformly and below the interest rates of the government securities. Thereafter, deposit interest rates of the state banks showed a development parallel to the decrease in interest rates generally. The Treasury supplied special issue government bonds of TL23 quadrillion in 2001 and all claims of the state banks on Treasury arising from subsidized lending (duty losses), including the interest accrued to these loans, were securitized. Legislation was enacted on July 3, 2001 to prevent generation of new duty losses and to annul the Acts and the Council of Ministers’ Decrees that allowed subsidized lending through state banks (creating these losses).

     State banks have become better at identifying problem loans and setting aside appropriate provisions for such loans, increasing transparency. As a result, non-performing loans of state banks rose to TL3,613 trillion and provisions set aside for such loans rose to TL2,904 trillion in December 2002, compared to TL1,017 trillion and TL296 trillion, respectively, at the end of 2000. The loss was due to the merger with Emlak Bankasi, and the provision set aside for the loss, amounted to TL1.9 quadrillion and TL1.4 quadrillion, respectively. The performing loan portfolio of the state banks was TL5.3 quadrillion as of December 2002, and TL7.9 quadrillion as of December 2003. As of December 2003, the non-performing loan portfolio of the state banks decreased to TL3,531 trillion and provisions made for these non-performing loans increased to TL3,429 trillion.

     In order to strengthen the capital structure of state banks, funds in the form of both securities and cash were injected into these banks. As a result, total paid–up capital of the state banks rose to TL3.4 quadrillion from TL476 trillion in December 2000 and own funds thereof rose to TL6.0 quadrillion from TL713 trillion as of December 2002. Total paid-up capital and own funds increased respectively to TL3.6 quadrillion and TL8.4 quadrillion as of December 2003. Capital injections as well as the increased share of Treasury papers carrying zero risk-weight contributed to the increase in capital adequacy. The state banks determine lending rates while taking into account funding costs in order to achieve efficiency and profitability.

Table No. 28	Consolidated Balance Sheet of State Banks

	TL Trillion		% Share
	Dec. 2002	Dec. 2003	Dec. 2002	Dec. 2003
Assets
Cash & Claims on Banks	3,376	4,251	6.1	6.4
Securities Portfolio	34,086	40,813	61.9	61.8
Loans	5,261	7,915	9.5	12.0
Loans under Follow-Up (Net)	709	102	1.3	0.2
-Loans under Follow-Up	3,613	3,531	6.6	5.3
-Provisions for Loans under Follow-Up (-)	2,904	3,429	5.3	5.2
Duty Losses	—	—	—
Other Assets	11,666	12,935	21.2	19.6
Liabilities
Deposit[1]	39,103	47,353	71.0	71.7
Borrowings from Banks[2]	2,840	2,077	5.1	3.1
Other Liabilities	7,167	8,185	13.0	12.4
Shareholders’ Equity	5,988	8,401	10.9	12.7
Balance Sheet Total	55,098	66,016	100.0	100.0

Source: BRSA
1	Interbank-Deposits are excluded.
2	This item includes Interbank Deposits and Interbank Money Market transactions

     During the operational restructuring of state banks, Emlak Bank’s license was revoked and its assets were transferred to Ziraat Bankasi as of July 9, 2001. Emlak Bank’s non-banking related properties, participation shares, commercial real estate and assets that were subject to legal follow-up and related provisions were excluded from the transfer.

     Important steps were also taken to reduce the number of personnel and branches of the state banks to a reasonable level. Accordingly, the number of branches was reduced by 29% to 1,764 as of December 2003 from 2,494 as of December 2000 (including Emlak Bankasi), while the number of personnel was cut in half (to 30,641 from 61,601) during the same period. In the aftermath of this restructuring, a positive impact in financial and operational restructuring began to show in the profitability performance of the state banks. Along these lines, the state banks declared a total of TL750 trillion in profit (Ziraat Bankasi TL156 trillion and Halk Bankasi TL594 trillion) as of the end of 2002. They have declared a total of TL1,558 trillion in profit (Ziraat Bankasi TL1,072 trillion and Halk Bankasi TL486 trillion) as of the end of 2003.

The SDIF banks

     After the BRSA began operating on August 31, 2000, the administration of 12 banks was assumed by the SDIF, in addition to the 8 banks already existing under administration. Of these 20 banks whose administration was taken over in the period 1997-2002, 12 banks were merged, 5 banks were sold to domestic and foreign investors and the license of 1 bank was revoked. By the end of December 2002 there were 2 banks left under the administration of the SDIF, one (Bayindir Bank) served as the bridge bank for the resolution of the SDIF banks and one (Pamukbank) was in an on-going sale process. With the implementation of Decision No. 1085, dated July 3, 2003, of the Banking Regulation and Supervision Board, the license of Türkiye İmar Bankası T.A.Ş. to perform banking activities and accept deposits was revoked and the management and control of this bank was transferred to the SDIF. The SDIF banks were subjected to an intensive financial and operational restructuring process following their takeover, including the following:

•	short-term liabilities were liquidated;

•	FX open positions were considerably reduced;

•	deposit rates were decreased and brought in line with market rates;

•	deposit and FX liabilities were transferred to other banks; and

•	branch and personnel numbers were cut down to reasonable levels.

     A sum of $21.7 billion was required for the financial restructuring of banks that were taken over by the SDIF. Of this amount, $17 billion has been obtained from public sector resources and the remaining $4.7 billion from private sector resources (i.e., from the SDIF’s own resources). A considerable portion of the SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for the SDIF. A portion of the funds stated above have been used for repayment or transfer of the SDIF banks’ deposit liabilities amounting to $26 billion.

     With a view towards accelerating the resolution of the SDIF banks, their deposits and foreign exchange liabilities were transferred to other banks. An important portion of the SDIF banks’ deposits were sold to other banks through a series of auctions, backed by matching government securities portfolios. Auctions were realized within a separate bidding process for pools of TL and foreign exchange deposits in 5 stages. As a result of these auctions, TL479 trillion in Turkish Lira and $2,587 million in foreign exchange denominated deposits were transferred to 8 private banks. The SDIF banks used a portion of special issue bonds granted by the Treasury to eliminate their short-term liabilities. These liabilities, amounting to TL5.2 quadrillion as of March 16, 2001 (excluding those liabilities to the Central Bank), were fully eliminated by using the funds provided through outright sales to the Central Bank. Short-term liabilities to the Central Bank, amounting to TL 2.6 quadrillion as of the same date, were fully repaid in 2002.

     Open foreign exchange positions of the SDIF banks, which were approximately $4.5 billion before May 2001, decreased substantially as a result of the injection of foreign exchange-indexed Treasury papers during the second half of May 2001 and became $561 million as of end of June 2001. Although their foreign exchange net open position had increased with the SDIF’s takeover of Pamukbank, it decreased to $367 million as of December 2002 and to $30.6 million as of December 2003.

     The SDIF banks’ deposit interest rates have been kept in line with the market rates since March 2001. The SDIF banks had 1,815 branches as of their transfer dates. As of December 2003, the SDIF banks (Pamukbank and Bayindirbank) had a total of 175 branches. The SDIF took over a total of 37,889 personnel from the intervened banks. By December 2003, Pamukbank and Bayindirbank had a total of 4,518 personnel.

Private Banks

     With the “Banking Sector Restructuring Program” implemented in May 2001, private banks (excluding development and investment banks, and foreign banks’ branches) strived to have a healthier structure and to reach internationally accepted minimum capital levels. Due to adverse economic and financial developments, the program was further strengthened by the introduction of a set of new instruments: strengthening of private banks’ capital through public support if necessary, and establishment, through a legal framework for the restructuring of debts to the financial sector (known as the Istanbul Approach), of asset management companies. Legal framework and grounds for these instruments (Act No. 4743 on Restructuring of Debts to the Financial Sector and amendments to be made to some laws) were put into force on January 31, 2002. 25 privately owned deposit banks went through a three stage audit and standard reports displaying the financial status of these banks as of December 31, 2001 were prepared. Provisional Article 4, added to the Banks Act, made it possible for those satisfying certain conditions to receive one time support in the form of the SDIF’s participation in Tier 1 capital or a subordinated loan (Tier 2 capital).

     Detailed explanations of the Bank Capital Strengthening Program and the audit and assessment results of the program were announced to the public through the “Introductory Guide” and the “Progress Report,” both of which aim to increase the transparency in the banking sector.

Table No. 29	Balance Sheet of Banks Covered by the Program[1,2]

	TL Trillion		$ Million
	December 2002	December 2003	December 2002	December 2003
Liquid Assets	1,383	1,481	846	1,063
Banks	8,854	8,381	5,417	6,015
Interbank Money Market	5,750	3,666	3,518	2,631
Securities Portfolio	30,921	45,840	18,918	32,901
Fixed Securities	15,241	13,695	9,325	9,830
Loans	38,313	52,380	23,440	37,595
Receivables under Follow-Up (Gross)	4,327	641	2,647	460
Receivables under Follow-Up (Net)	2,051	4,023	1,255	2,887

Total Assets	136,138	163,779	83,290	117,549

Deposits	91,909	102,858	56,231	73,824
Own Funds	16,856	23,243	10,312	16,682

1	Consolidated to include domestic and foreign branches.
2	The table provides inflation-adjusted balance sheet data for the 25 banks covered by the Bank Capital Strengthening Program.
Source: BRSA

     Cash capital increases, correction of provisions set aside for non–performing loans, positive changes engendered in the market risk and valuation of securities were considered during the evaluations and, accordingly, Vakiflar Bankasi, Pamukbank and Sekerbank were determined to have capital needs. Pamukbank was transferred to the SDIF, Sekerbank’s capital needs were covered in cash by its shareholders, and a subordinated loan providing funds to reach the 9% capital adequacy ratio was extended to Vakiflar Bankasi.

     In order to help private sector companies continue to operate and regain solvency after the financial crises, a legal framework for the restructuring of debts to the financial sector, known as the Istanbul Approach, was introduced by Act No. 4743, and related regulation was issued by the BRSA. In accordance with the “Financial Restructuring Framework Agreements” (FRFA) and by tying these agreements to “Financial Restructuring Contracts” within three years from the date of their approval by the BRSA, restructuring or rescheduling of bank receivables has become possible. Additional financing to debtors, if necessary, may also be provided under the approach.

     As of December 2002, there were 16 small-scale and 68 large-scale companies2, under the Istanbul Approach. Companies are basically separated into two “scales” according to the Financial Restructuring Framework Agreement. The criteria for the “large-scale” companies are determined as follows: the number of registered employees of the company must be above 100, the annual export volume must be above $15 million, the annual turnover must be above TL25 trillion and the audited balance sheet size must be above TL15 trillion. Companies not meeting the above criteria are categorized as medium or small-scale companies. A total of $3.1 billion was contracted, $226.6 million of which were small-scale and $2.9 billion of which were large-scale companies, as of December 2002. As of December 2003, there were 72 small-scale and 184 large-scale companies under the Istanbul Approach. A total of $5.5 billion was contracted as of December 2003.

Regulatory and Supervisory Framework

     Parallel to the financial and operational restructuring of the banking sector, necessary laws and institutional arrangements have been realized. These efforts aim to strengthen the regulatory and supervisory framework to ensure efficiency and competitiveness in the banking sector and facilitate sound banking practices, thus establishing confidence in the sector. The legal framework in place has become almost fully harmonized with the international standards.

     The regulations concentrate on capital adequacy, risk management, lending and subsidiary limits, loan loss provisioning, compliance with International Accounting Standards, independent auditing and cooperation with foreign supervisory authorities. A number of regulations have been issued and put into force in the following specific fields:

•	capital adequacy;

•	risk management;

•	lending and subsidiary limits and loan loss provisioning;

•	accounting standards, independent auditing and mergers and acquisitions;

•	bank capital strengthening programs;

•	special finance institutions; and

•	supervision and cooperation agreements with foreign supervisory authorities.

     Turkey has made efforts to improve capital adequacy. With the amendments made to the Banks Act in June 2001, the definition of “consolidated own funds” was introduced in compliance with EU Directives and the calculation of lending limits and standard ratios on a consolidated basis was ensured. A regulation entitled “Regulation on Measurement and Assessment of Banks’ Capital Adequacy” was published on February 10, 2001. It defines principles and procedures for the calculation of banks’ capital adequacy ratio, by taking into consideration market risks, in particular, interest rate, exchange rate and equity risk. The amendments, effective January 31, 2002, provide for:

•	changes in the publication periods by banks of their capital adequacy ratios;

•	provisions authorizing the BRSA to establish a ratio above the standard minimum capital adequacy ratio;

•	principles and procedures regarding the measurement of risks and capital adequacy issues related to banks’ option operations;

•	additions to the standards of the risk measurement models;

•	the inclusion of repo transactions in the balance sheet;

•	definitions to prevent erosion of banks’ own funds from steep price and foreign exchange rate movements;

•	the application of market risks on a consolidated basis in the calculation of capital adequacy; and

•	principles and procedures for the inclusion of Tier 3 Capital in the calculation of capital adequacy.

     With the amendments to the “Regulation on Banks’ Establishment and Operations” on January 31, 2002, the definition of own funds was changed, and general loan loss provisions covering Tier 2 capital without netting out were introduced. A number of other amendments were made on the “Regulation on Establishment and Operations of Banks” on December 25, 2002. The amended provisions covered the following issues: own fund and consolidated own fund definitions, establishment of banks, share transfers, opening of domestic or cross-border branches by banks operating in Turkey, establishing partnerships or participating in established partnerships, notification of general manager and its assistants and board members, ratios applied to account for foreign transactions (with public bodies, central banks and credit institutions abroad) and extension of disposal periods of commodities and real estates. The “Regulation on Amendments to be made to the Regulation on Banks’ Establishment and Operations,” published on July 9, 2002 evaluates the structures of off-shore banking activities along with their connections to the parent company, bringing these issues under regulation and supervision and providing access to accurate information about these issues.

     Turkey has taken steps toward improving risk management as well. With the “Regulation on Banks’ Internal Audit and Risk Management Systems” put into force on February 8, 2001, principles and procedures for establishing internal audit and risk management systems were outlined. As of July 2001, banks started to report their activities and organizational preparations on a quarterly basis. Comprehensive reporting, coordinated with the risk-based supervision of the banking system, was also prepared. Evaluations on the data received through the reporting was initiated as of October 30, 2002. “Regulation on Principles and Procedures about the Implementation of the Foreign Exchange Net Position/Own Funds Standard Ratio for Banks on both Consolidated and Unconsolidated Basis” was published on January 31, 2002. With this regulation, compliance with the amendments to own fund and consolidated own fund definitions was ensured.

     Draft communiqué No. 1 was issued to clarify internal auditing practices. The communiqué outlines the principles and procedures on the following issues: control and examination activities to be performed by banks and practices to be realized in these fields, duties and responsibilities of the Board of Inspectors, Internal Control Center and Risk Management, auditing of subsidiaries by the parent bank, auditing committees, and risk assessment.

     Studies continue on the possible impact of the New Basel Capital Accord (Basel-II was published in January 2001 by the Basel Banking Supervision Committee and is Scheduled to enter into force in G-10 countries at the beginning of 2007) on the Turkish banking system. The BRSA and six domestic banks have participated actively in “Quantitative Impact Studies” to measure the quantitative impacts of Basel-II on capital liabilities. They play an important role in the process of finalizing the Basel-II.

     Turkey has also made progress toward improving lending and subsidiary limits and loan loss provisioning. With the introduction of the “Regulation on Establishment and Operations of Banks” on June 27, 2001, risk group definitions and the calculation of loan limits for a single group considering direct and connected lending were established in order to prevent (credit) risk concentration. This regulation, which includes shareholders and subsidiaries of banks in the same risk group, will prevent risk concentration on a particular group and improve the asset structure of the banking sector in accordance with safety, resolution and productivity principles. Banks that have extended total loans to a risk group that exceed the required levels stipulated in the Banks Act will not extend further loans to natural persons and legal entities included in this risk group. Banks are required to gradually eliminate the amounts exceeding the required levels by the end of 2006.

     Amendments made to the Banks Act by Law No. 4672 include the following:

•	A bank’s non-financial subsidiary is limited to 15% of the bank’s own funds while the total sum of all such subsidiaries is limited to 60% of the bank’s own funds, with a transition period until 2009;

•	Beginning January 1, 2002, forward contracts, option contracts and other similar derivative instruments are included under the definition of “credit”; and

•	Corporate tax deductibility of specific provisions is clarified.

     With the amendments to the Banks Act by Law No. 4743 on January 31, 2002, the four-year transition period granted to banks for loan loss provisioning was annulled. Within the scope of Law No. 4743, certain regulations were put into practice in order to strengthen private banks.

     The Regulation on Loan Loss Provisioning was introduced on June 30, 2001. Certain provisions relating to the principles and procedures of restructuring of loans and other receivables were amended on January 31, 2002. Any bank not authorized to accept deposits is exempted from the obligation of calculating and implementing the credit limits on a consolidated basis, but is also obligated to set aside provisions for credits and other receivables. Work on some amendments to the Banks Act No. 4389, including the draft Act on Micro Financing Institutions and the draft Act on Bank Cards and Credit Cards, is still continuing.

     Turkey has undertaken efforts regarding accounting standards, independent auditing and mergers and acquisitions. In order to ensure that accounting of repo and reverse-repo transactions is in compliance with the International Accounting Standards (IAS), certain amendments were made to the regulation entitled, “Accounting Standards, Uniform Accounting Plan and Explanations Thereof to be Implemented by Banks” on December 13, 2001 and January 31, 2002. In accordance with Article 13 of the Banks Act, the regulation entitled “Regulation on Accounting Practices” was published on June 21, 2002. This regulation establishes the following principles and procedures: (1) prevention of non-recorded transactions, (2) transparency and uniformity in the accounts and records of banks, (3) sound and reliable accounting of activities in accord with their essential characteristics, (4) timely and accurate preparation of financial statements, (5) independent auditing, and (6) reporting and publication. With this regulation, which entered into force as of July 1, 2002, 2002, year-end balance sheets of banks must comply with IAS. Furthermore, in order to remove some implementational flaws and to ensure compliance with the IAS, amendments were made in certain communiqués relating to the “Regulation on Accounting Practices and the Communiqué on Uniform Accounting Plan and Its Explanation” on December 31, 2002.

     The regulation entitled “Regulation on Principles for Independent Auditing” was published on January 31, 2002. It sets out the principles and procedures for the audit by independent institutions for compliance of accounts and records of banks, the legislation on accounting, the recording plan, approval of balance sheets, profit/loss statements and consolidated financial statements to be published on the basis of the audit results. With this regulation, principles and procedures to be employed in independent audits were re-arranged in compliance with the international auditing standards and in a more detailed manner. The regulation entitled “Regulation on Authorization of Independent Audit Institutions and Permanent or Temporary Withdrawal of Their Authorization”, which authorizes the independent auditing institutions to approve financial statements of banks and special finance institutions and establishes a mechanism for the permanent or temporary withdrawal of such authorizations, was published on January 31, 2002.

     The regulation entitled, “Regulation on Mergers and Acquisitions of Banks,” published on June 27, 2001, sets out the principles and procedures for the merger or acquisition of a bank operating in Turkey. Article 18 of the Regulation, regarding incentives provided for merged banks over reserve requirements and savings deposit insurance premium payments, was amended on October 5, 2002.

     Turkey has also undertaken efforts to improve Savings Deposit Insurance Fund (SDIF) practices. Board Resolution No. 1043, dated May 14, 2003 reduces the burden on the banks created by the enforcement of Resolution No. 2000/682 in order to ensure the transition to risk-based premium system. Board Resolution No. 1083 dated July 3, 2003 provides that the sums of principal and interest amounts of the accounts defined in Resolution No. 2000/682, dated May 31, 2000, regarding “Savings deposit under insurance and premiums to be collected by the Savings Deposit Insurance Fund” are fully guaranteed by insurance as of July 3, 2003. Beginning on July 5, 2004, up to TL50 billion of these amounts will be under the insurance guarantee.

CAPITAL MARKETS

     As a consequence of the economic liberalization policies implemented in Turkey since the 1980s, together with encouragement from the Government, the Turkish capital markets, encompassing securities and other financial markets, in addition to the economy as a whole, have undergone significant transformations. Financial liberalization gave rise to a reorganization of the economy’s institutional structure and the introduction of financial innovations.

     Capital markets deregulation was undertaken in line with overall financial sector reform. The objectives of these reforms were several: to secure transparency, confidence and stability in the capital markets; to contribute to the private sector’s more effective utilization of capital markets; to bring market discipline to State Economic Enterprises (“SEEs”) and strengthen the process of their restructuring; to facilitate local government financing in capital markets; to develop new instruments, institutions and markets to reduce the costs of credit and funds allocation; to deepen the financial markets; to contribute to the participation of the public at large in investment activity; and to reach the standards of developed nations in financial structure and practice.

     The Capital Market Law was enacted in 1981 to adapt the legal framework to world markets, and one year later, the regulatory body responsible for the supervision and regulation of the Turkish securities market, the Capital Markets Board (the “CMB”), was established. In 1983, a decree law came into effect to restructure the stock exchanges and secondary securities markets. The İstanbul Stock Exchange (the “ISE”) was established in 1986. In 1989, the foreign exchange regime was amended to allow non-residents to invest in Turkish securities and allow residents of Turkey to invest in foreign securities.

     The Capital Market Law was amended in 1992 and new instruments were introduced such as repurchase agreements, futures and options contracts, convertible bonds, asset-backed securities and non-voting shares. The law also prohibits insider trading activities and manipulation, and provides for penalties ranging between TL10 billion and TL25 billion in fines and two to five years’ imprisonment.

     Prospective securities issuers, including SEEs and municipalities, now fall within the scope of the CMB’s “Registration System” and all are subject to common disclosure requirements. Prospectuses for the issuance of securities are now more detailed, in accordance with EU directives. External auditing has been extended in the market.

     Mutual funds, including those established by non-bank financial institutions, have been differentiated based on portfolio structure. “Type A” funds are mutual funds required to invest at least 25% of their portfolios in the shares of companies traded on the ISE and permanently established in Turkey. To encourage individuals to invest in the capital markets, the Government has exempted Type A funds from income taxes.

     Rules regarding margin trading, borrowing and lending securities and short-selling were promulgated in December 1994. In March 1996, principles for the issuance of capital markets instruments by non-residents were introduced. Such principles are regulated by the CMB. The Capital Markets Law also authorizes the CMB to regulate the establishment and operations of institutions that operate in the futures markets. In March 1997, a communiqué concerning the establishment and operations of rating institutions was published by the CMB. In June 1998, a communiqué establishing certain principles regarding capital and capital adequacy requirements of intermediary institutions was published by the CMB.

     The amendments made in the Capital Market Law at the end of 1999 introduced new provisions to the markets, including minority rights, interim dividends and dematerialization of capital market instruments. In addition, the amendments to the Capital Market Law call for the establishment of a central registry, an investor protection fund, a capital market training, research and licensing institute, the Turkish Association of Capital Market Intermediary Institutions and the formation of a Turkish Accounting Standards Board.

     In this framework, the “Regulation of the Investors Protection Fund” and the “Regulation Regarding the Procedures and Principles of the Progressive Liquidation of the Intermediary Institutions” became effective in June 2001. In addition, the Investors Protection Fund was established to pay the losses of investors in intermediary institutions whose bankruptcy cases and liquidations are still continuing.

     The Association of Capital Market Intermediary Institutions of Turkey, which is a professional organization with the attribute of a public institution possessing a juristic personality, became effective in February 2001.

     “Regulation Regarding the Establishment and Operating Principles of the Central Registry for Dematerialized Securities” became effective in June 2001 and the Central Agency was established as a private entity in 2001.

     The regulation concerning the principles for licensing of the staff of financial intermediaries who engage in capital markets activities became effective in August 2001.

     Inflation accounting was regulated in November 2001. The objective of the regulations is to provide domestic and foreign investors more accurate information about the financial situation of publicly held companies. Additionally, consolidated financial statements for holding companies were regulated in November 2001.

     The amount of private sector securities issued increased from TL842 trillion in 1998 to TL4,193 trillion in 2002. In 1998, the total traded value of securities on the secondary market was TL18 quadrillion. By year-end 2002, the total traded value of securities reached TL106 quadrillion. As of December 31, 2002, total market capitalization was TL56,370 trillion.

     The ISE National-100 Index, the main market indicator, increased by 22% on a Turkish Lira basis and decreased by 53% on a U.S. dollar basis between 1999 and 2003. At the end of 2003, the ISE National-100 Index was 18,625, the average daily traded value on the ISE stock market reached TL596 trillion ($407 million) and total market capitalization was TL96.1 quadrillion ($69 billion). In addition, the average daily traded value registered on the bonds and bills market at the end of 2003 was TL5 quadrillion ($4 billion). The total traded value in the bonds and bills market was TL1,254 quadrillion ($846 billion). The total traded value of registered off-exchange bonds and bills transactions registered with the ISE was TL528 quadrillion ($354 million) in 2003.

     As of December 31, 2003, there were 44 banks and 118 brokerage houses as licensed members trading at the ISE.

     The ISE was recognized as a “Designated Offshore Securities Market” by the U.S. Securities and Exchange Commission in 1993 and was designated as an “appropriate foreign investment market for private and institutional Japanese investors” by the Japan Securities Dealers Association in 1995. Likewise, the ISE has been approved by the Austrian Ministry of Finance as a regulated market in accordance with the regulations of the Austrian Investment Fund Act in 2000.

     The settlement and custody operations related to equities, bonds and repo transactions realized on the ISE, are carried out by the ISE Settlement and Custody Bank Inc. (Takasbank). Takasbank is the “Central Securities Depository of Turkey”, “Clearing and Settlement Center for the Istanbul Stock Exchange”, and the “National Numbering Agency of Turkey” authorized by the Capital Markets Board. Apart from these services for the Turkish capital markets, Takasbank provides ISE members with a money market facility and banking services including cash credits, securities lending and borrowing, and cross-border settlement and custody. In addition, it provides full custody for foreign institutions. In 1995, Takasbank was granted the title of “Eligible Foreign Custodian” by the SEC and designated as an “Approved Depository” by the Securities and Futures Authority of the United Kingdom. Also in 1995, the Japan Securities Clearing Corporations and Japan Securities Depository Center recognized Takasbank as an eligible depository conforming to the standards predetermined by these institutions.

     The following table shows market activity in the Turkish capital markets for the periods indicated:

Table No. 30	Securities Markets Activities

	1999	2000	2001	2002	2003
Securities Issued (in trillions of TL)	856	5,793	5,730	4,193	7,882
Outstanding Securities (in trillions of TL)	27,099	43,670	133,447	164,115	214,012
Private	3,796	6,868	10,517	13,177	18,008
Public	23,303	36,802	122,930	150,939	196,004
Traded value on the ISE Markets (in trillions of TL)
Stock Market	36,877	111,165	93,119	106,302	146,645
Bonds and Bills Market	286,154	720,458	736,115	838,520	1,253,631
Off-exchange bonds & bills transactions	699,525	1,328,551	887,070	547,175	527,761
Stock Market Capitalization
(in trillions of TL)	61,137	46,692	68,603	56,370	96,073
ISE National 100 Index (on TL basis)	15,209	9,437	13,783	10,370	18,625
Number of Companies Traded	285	315	310	288	285

Sources: Capital Markets Board, ISE, UT, Privatization Administration.

PUBLIC FINANCE

GENERAL

     The public sector in Turkey includes the central government (the “Government”), local governments (provincial governments, municipalities and villages), financial and non-financial state economic enterprises (“SEEs”), social security institutions (“SSIs”) and extra-budgetary funds (“EBFs”).

     The fiscal year of the Republic is the calendar year, and the consolidated budget (general budget and annex budget) institutions have employed in principle the accrual basis of accounting since the beginning of 2004. The annual budget process commences in June with the budget call of the Prime Minister prepared by the Ministry of Finance. Individual ministry budgets are prepared and reviewed by the High Planning Council. A budget bill together with supporting information is submitted to the Turkish Grand National Assembly (“TGNA”) in early October. Following debate, the annual budget law is approved by the TGNA and promulgated by the President in early December.

     Each of the SEEs adopts an annual financial program, which is approved by the Council of Ministers. The TGNA annually appropriates a single amount to the Treasury for allocation among the SEEs. Revenues and expenditures of the SEEs are excluded from the consolidated budget. Since 1993, revenues and expenditures of most EBFs have been consolidated with the national budget. In 2000 and 2001 most of the EBFs were abolished by two new laws (Law Nos. 4629 and 4684). There are only 5 EBFs remaining. This consolidation is intended to impose discipline on EBF spending and decrease the EBFs’ contribution to the annual public deficit.

CONSOLIDATED CENTRAL GOVERNMENT BUDGET

     The Government implemented a three-year IMF-monitored program in 1998 in order to tackle increasing inflation and the fiscal deficit. The aim of this program, which ultimately took only eighteen months, was to reduce inflation to a single-digit level by 2000 while ensuring sustainable growth. In this context, Government income policy was set in line with the inflation targets. As part of its efforts to reduce inflation, the Government announced that the Treasury, the Central Bank and the Ministry of Finance would each produce quarterly policies to provide a clearer picture of the Government’s short-term action.

     In October 1998, a comprehensive draft budget was proposed for 1999, but it was held back after the fall of the coalition government. Instead, a transitional budget was approved by the TGNA. The transitional budget was in force for the first half of 1999. The 1999 budget was approved by the TGNA on June 18, 1999. In 1999, total consolidated budget revenues were estimated to be TL18,030 trillion (23.0% of GNP) while total expenditures were estimated to be TL27,144 trillion (34.7% of GNP). Consequently, the budget deficit was estimated to be TL9,114 trillion (11.6% of GNP) and the primary surplus was estimated to be TL1,187 trillion (1.5% of GNP).

     However, the severe slowdown in the growth rate (GDP fell by 7.9% in Q1 and 3.7% in Q2) in the first half of 1999 forced the government to revive economic activity, and a tax bill (Bill No. 4444) was submitted to the TGNA aimed at easing the negative effects of the decrease in the growth rate. Unfortunately, this adversely affected the progressive steps taken with the reform.

     With Bill No. 4444 some major changes were made:

•	The definition of income has been changed back to its previous form;

•	The declaration method has been abolished and the withholding method has been adopted for bank deposits and repo transactions;

•	Filing obligations for mutual funds have been abolished;

•	Excluding wage and salary income, tax rates on personal income have been increased by 5%; and

•	The advance tax period has been extended from three months to six months effective from January 1, 2000 and the rate has been lowered to 20% from 25%.

     Shortly after the bill was announced, a devastating earthquake hit the Marmara region – the industrial heartland of Turkey – resulting in extensive damage to both daily life and infrastructure. This brought an immediate need for extra revenue and gave rise to some one-off taxes along with large scale allocations to compensate for the short term effects of the disaster.

     Therefore, an additional tax bill (No. 4481) was submitted to the TGNA and approved on November 26, 1999. In this bill:

•	Income and corporation taxpayers pay an additional 5% of their 1998 income;

•	Motor vehicle and real estate taxpayers pay an additional amount equal to their tax liability in 1999;

•	Until December 31, 2000, a surcharge on 25% of the service provided by Global System for Mobile Communications (“GSM”) operators to their subscribers was paid as a special communication tax;

•	Until December 31, 2000, a special transaction tax equal to the amount of education levies was paid; and

•	The legal ceiling of Petroleum Consumption Tax was increased from 300% to 500%.

     As part of tax bill No. 4481, a one-off “interest tax” aiming to tax “windfall gains” on government paper issued before December 1, 1999 was also introduced and became effective January 1, 2000. The rates applied to the interest gains depend on the time to maturity and the type of security. For discounted government papers, the rate is 4% for securities with a time period to maturity between 1 and 91 days, 9% for securities with a time period to maturity between 92 and 183 days and 14% for securities with a time period to maturity greater than 183 days. As for government bonds with floating rate coupon payments, the rate is 4%. The tax rate on windfall gains for government bonds with fixed coupon payments is 19%.

     Shortly after the introduction of these new revenue measures the Government decided to replace the ongoing 18-month stabilization program already monitored by the IMF staff (“SMP-Staff Monitored Program”) with a stronger one. This new program was designed to free the country from the high inflation that had plagued the economy for two decades, to restore macroeconomic fundamentals, and to address the long-standing structural weaknesses in the economy. Within this context, a three-year Stand By Arrangement (“SBA”) for Turkey was approved by IMF authorities on December 22, 1999.

     In 1999, consolidated budget revenues were realized as TL18,650 trillion (23.8% of GNP, compared to 21.7% in 1998) and total expenditures were realized as TL27,802 trillion (35.5% of GNP, compared to 28.8% in 1998). Consequently, the budget deficit in 1999 was TL9,153 trillion (11.7% of GNP compared to 7.1% in 1998). The primary budget surplus was TL1,568 trillion (2.0% of GNP) in 1999.

     The goals of the first year of the Disinflation Program backed by the SBA in 2000, were to bring about a sharp decline in inflation and to curb the pace of the increase in domestic debt stock by decreasing the public sector borrowing requirement.

     In line with these targets set in the Stand-By Arrangement, the 2000 Budget was based on a GNP deflator of 42.5% and real GNP growth of 5.5%. Consolidated budget revenues were estimated as TL32,585 trillion (25.9% of GNP) and expenditures as TL46,713 trillion (37.2% of GNP). Consequently, the budget deficit was projected as TL14,128 trillion (11.2% of GNP) and the primary surplus targeted as TL7,004 trillion (5.6% of GNP).

     Consolidated budget revenues in 2000 reached TL33,189 trillion (26.4% of GNP) and exceeded the original target by 0.5% of GNP. Total expenditures were TL46,193 trillion (36.8% of GNP, 0.4%

below the expectation in the beginning of the year) and the budget deficit was TL13,003 trillion (10.4% of GNP, corresponding to an improvement by 0.8% of GNP over 1999). The primary balance realization was TL7,436 trillion, representing 5.9% of GNP and 0.3% above the target.

     The 2000 outcomes showed a 35% increase in tax revenues in real terms (based on a WPI of 33%). Excluding the impact of the revenues from new taxes, the increase in tax revenues amounted to 22% in real terms.

     One immediate effect of the Stand-By Arrangement was the sharp decline of interest rates in the beginning of 2000. At the first Treasury auction of 2000, which occurred on January 5, 2000, the interest rate was 37.0% (compounded annually) compared to a 93.3% interest rate (compounded annually) from the last auction in November 1999. Despite efforts to curb demand, the decrease in interest rates boosted consumption and led to an increase in imports, which raised the issue of sustainability.

     The delay in the privatization of Türk Telekom (a state economic enterprise engaged in the telecommunication business) along with other structural reforms triggered a debate. This jeopardized business confidence and resulted in turmoil in the financial markets in late November 2000, one month after the 2001 budget bill was submitted to the TGNA.

     While the negotiations were taking place at the Plan and Budget Commission, the overnight rates in money markets rose to levels as high as several thousand percent. In December 2001, the Treasury did not open tenders in order to end the year without any auctions

     In order to keep the program on track and to compensate for the impact of the lag in structural reforms, the government took further fiscal measures in November. These included increasing rates and fees and extending the implementation period for some taxes. Some of the measures introduced in late 2000 to safeguard the program targets for the fiscal year 2001 were:

•	Minimum taxation was reintroduced, requiring taxpayers to file minimum earnings no less than the limits specified in the legislation;

•	The implementation period for special education levies, special transaction taxes and special communication taxes were extended until the end of 2002;

•	Special transaction taxes increased by 100%, doubling the rate of taxation;

•	Motor vehicle taxes and motor vehicle purchase taxes increased by 75% and 60%, respectively;

•	Advance tax payment periods for personal income and corporate income tax were re-extended by 3 months. The advanced corporate income tax rate was raised from 20% to 25%;

•	Ad valorem fees were increased by 50% and specific fees were increased by 100%; and

•	Value added tax on telecommunication services (other than GSM networks) increased to 25% from 17%. However, the Supreme Court subsequently suspended implementation of this measure.

     On December 20, 2000, the Assembly passed the 2001 budget. The 2001 budget was based on real growth of 4.5% and a deflator of 18%. The budget bill estimated revenues totaling TL43,127 trillion (28.1% of GNP) and expenditures of TL48,360 trillion (31.5% of GNP). Consequently, the budget deficit was estimated to be TL5,233 trillion (3.4% of GNP). The primary balance was estimated as TL11,447 trillion (7% of GNP). The 2001 budget projected a 9% decrease of primary expenditures in real terms.

     The February 2001 financial crisis forced the Government to float the Turkish Lira on February 22, 2001, which was earlier than anticipated. The subsequent devaluation of the Turkish Lira following the float led to a new macroeconomic framework. A supplementary budget bill was approved when the new macroeconomic framework pressured public spending. The supplementary budget added TL30.6 quadrillion (16.8% of GNP) on top of the original expenditure estimate, of which TL24.1 quadrillion was allocated to interest expenditures. It also projected TL5.9 quadrillion of additional revenues (3.3% of GNP).

     In order to bring stability to the economy following the February 2001 financial crisis, the first major step taken by the Government was to recognize the unpaid duty losses of the public banks and to recapitalize the intervened banks in the Savings Deposit Insurance Fund portfolio by securitizing all of them. This led to a sizeable increase in the domestic debt stock in May 2001.

     By the end of 2001, total budget revenues totaled TL51,090 trillion (28.5% of GNP, a 2.1% increase compared to the previous year). Total expenditures were TL79,856 trillion (44.5% of GNP), reflecting the sharp increase in interest expenditures as a result of the aforementioned banking reforms. Non-interest expenditures were kept within program levels at TL38,971 trillion (21.6% of GNP). The consolidated budget deficit, as a result, was TL28,766 trillion (16.0% of GNP) in the fiscal year 2001.

     Even after the unstable global economic outlook caused by the terrorist attacks against the United States on September 11, 2001, Turkey managed to reach the year-end performance criteria set by the Stand-By Arrangement.

     On February 4, 2002, the IMF board approved a new Stand-By Arrangement for 2002 — 2004. The primary goals of the new program were sustainable growth and disinflation.

     The consolidated budget for 2002 estimated 4.0% real growth with a 46.0% deflator. Total revenues were estimated as TL71,218 trillion (26.0% of GNP) and expenditures as TL98,131 trillion (35.9% of GNP), of which TL55,336 trillion are primary expenditures (20.2% of GNP). The primary surplus was targeted as TL15,882 trillion (5.8% of GNP) while the budget deficit was estimated as TL26,913 trillion (9.8% of GNP).

     In the first half of the year the criteria set for the consolidated government sector, including the consolidated budget, were met. However, these promising developments were overshadowed by expectations of an early election. These expectations led to a slowdown in accomplishing structural reforms. In the end, the Assembly decided to hold early elections at the beginning of November.

     In this environment, the 2002 fiscal year consolidated budget revenues were realized at TL73,464 trillion, representing 26.9% of GNP, and expenditures amounted to TL113,616 trillion, representing 41.5% of GNP. The budget deficit reached TL40,151 trillion (14.6% of GNP) while primary surplus was TL11,718 trillion (4.3% of GNP).

     The revenue figures were only 0.9% above the target, mainly due to the low level of taxes that were collected in 2002 because of the enactment of a tax amnesty law by the Government stemming from the decision to hold early elections. This represented a 0.4% decline from the 2001 realizations. Furthermore, expenditures passed their estimated target by 5.6%, mainly due to higher than expected interest expenditures (2.1% above target), social security transfers, and tax rebate transfers.

     After the 2002 elections, the new government came into power and put into effect the provisional budget for the three month period of January — March of 2003. At the end of those three months, the 2003 budget was submitted to Parliament.

     The consolidated budget for 2003 was prepared with the assumptions of 5.0% real growth and of a 24.4% deflator. Total revenues were estimated as TL100,782 trillion (28.2% of GNP) and expenditures as TL145,949 trillion (40.9% of GNP), of which TL80,499 trillion were primary expenditures (22.5% of GNP). The primary surplus was targeted as TL20,282 trillion (5.6% of GNP) while the budget deficit was estimated as TL45,167 trillion (12.6% of GNP).

     The 2003 fiscal year consolidated budget revenues totalled TL98,239 trillion, representing 27.5% of GNP, and expenditures amounted to TL138,231 trillion, representing 38.8% of GNP. The budget deficit reached TL39,992 trillion (11.2% of GNP), while primary surplus amounted to TL18,617 trillion (5.2% of GNP).

     At the beginning of 2004, the Turkish budget classification system was changed. The new system is called the Analytical Classification-Code System. The major changes in the new system include a scheme in which tax rebates are subtracted from revenues and therefore budget revenues appear as net figures (after deduction of rebates). In the previous system, expenditures included tax rebates. Since the beginning of 2004, budget expenditures have not included tax rebates (except pensioners tax rebates).

     The following table sets forth the consolidated central Government budget (adjusted).

Table No. 31	Consolidated Central Government Budget (Adjusted)

	1999(1)	2000(1)	2001(1)	2002(1)	2003(1)
	(in trillions of Turkish Lira)
REVENUES	18,649.7	33,189.2	51,090.2	73,464.1	98,239.0
Tax Revenues	14,802.3	26,514.1	39,767.9	59,631.9	84,334.2
Direct Taxes	6,715.6	10,849.2	16,080.4	20,077.5	27,801.3
Indirect Taxes	8,086.6	15,664.9	23,687.5	39,554.4	56,532.9
Non-tax Revenues(2)	3,747.1	6,524.4	10,953.5	13,119.8	13,032.7
Grants	7.5	0.0	0.0	405.4	130.6
Annex Budget	92.7	150.7	368.8	337.1	741.4
TOTAL EXPENDITURES	27,802.3	46,193.0	79,856.3	113,616.1	138,230.8
NON-INTEREST EXPENDITURES	17,081.5	25,753.1	38,791.7	61,745.4	79,621.6
Personnel	6,911.9	9,982.1	15,204.0	23,089.2	30,200.8
Other Current	2,196.9	3,519.6	5,022.7	7,650.8	7,663.9
Investment	1,404.8	2,250.5	3,901.7	5,683.6	6,472.3
Interest Payments of which	10,720.8	20,439.9	41,064.6	51,870.7	58,609.2
Foreign Borrowing	896.2	1,648.0	3,570.3	5,063.6	5,890.3
Domestic Borrowing(3)	9,824.6	18,791.9	37,494.3	46,807.0	52,718.9
Transfers to SEEs	416.8	885.9	1,200.7	2,170.0	1,881.0
Other Transfers(4)	6,151.0	9,114.9	13,462.7	23,151.8	33,403.7
PRIMARY BALANCE	1,568.2	7,436.1	12,298.5	11,718.7	18,617.4
OVERALL BALANCE	(9,152.7)	(13,003.7)	(28,766.1)	(40,151.9)	(39,991.8)
DEFERRED PAYMENTS	410.3	496.8	1,490.2	1,764.8	(262.3)
ADVANCES	(383.0)	(402.2)	(5,040.6)	2,932.8	(1,824.1)
CASH BALANCE	(9,125.4)	(12,909.1)	(32,316.5)	(35,454.4)	(42,078.2)
FINANCING	9,125.4	12,909.1	32,316.5	35,454.4	42,078.2
FOREIGN BORROWING, NET	459.7	2,676.7	(4,448.2)	16,570.5	2,684.3
Receipts from Loans	2,565.9	5,927.6	4,364.5	23,494.0	11,906.6
Receipts from On-Lending	241.5	402.2	893.2	2,085.2	1,263.9
Payments on Loans	(2,347.8)	(3,653.0)	(9,705.9)	(9,008.7)	(10,486.2)
DOMESTIC BORROWING, NET	9,740.5	9,350.9	23,542.3	17,474.5	42,884.3
G-Bonds, net	12,233.8	10,141.5	8,534.4	(896.1)	54,856.8
Receipts	16,903.3	19,655.7	35,091.1	29,516.7	93,064.4
Payments	(4,669.5)	(9,514.2)	(26,556.7)	(30,412.7)	(38,207.6)
Treasury Bills, net	(2,493.3)	(1,333.9)	15,007.9	18,370.5	(11,972.6)
Receipts	6,840.0	5,627.9	42,463.2	66,157.0	55,697.2
Payments	(9,333.4)	(6,961.8)	(27,455.2)	(47,786.5)	(67,669.8)
Receipts from On-Lending	0.0	543.2	0.0	0.0	0.0
CENTRAL BANK ADVANCES, NET	0.0	0.0	0.0	0.0	0.0
OTHER	(1,074.7)	881.5	13,222.3	1,409.4	(3,490.4)

(1)	Provisional.
(2)	Includes privatization proceeds.
(3)	Includes non-cash interest payments.
(4)	Includes transfers to EBFs.
Source: UT.

TAXATION

     The Government collects taxes on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade. Except where indicated, all tax rates cited in this section exclude the 10% Fund levy, chargeable until the end of 2003.

     The personal income tax is on a schedular basis and includes the following features:

•	Earned income received from a single employer is subject to a progressive withholding tax at marginal rates rising from 15% to 40%. There is a personal deduction of TL540 million and one-third of expenditures on education, health, basic foods, clothing and rent are also deductible. In 2004, the personal deduction will be eliminated and replaced by a tax credit for the same expenditures, at a maximum of 8%, which will decline to 4% as certain expenditure thresholds are exceeded. The witholding tax is final;

•	Earned income from more than one employer is subject to declaration if the second income is higher than the TL12 billion threshold; and

•	Capital income is taxed at marginal rates rising from 20% to 45%. There is a requirement to file an annual tax return for unearned income not subject to a final withholding tax. In particular:

•	Income from government bonds is not subject to the withholding tax, instead the tax rate is “0.” There is a personal exemption of TL368 billion, and a tax is levied on any amount above this;

•	Income from dividends is not aggregated with income from government securities and other taxable income, and there is an exemption of up to TL12 billion. Dividends are currently subject to withholding at 10%. From January 1, 2004, half of dividends will be included in taxable income, and the participation in the withholding tax can be credited. There are special provisions for dividends derived from investment funds and investment trusts. Withholding of 10% is applied to dividends in the case of type A investments, but until the end of 2003 the withholding was final;

•	Capital gains from shares listed in the stock exchange are exempt if held for more than 3 months; and

•	Income from bank deposits is subject to final witholding taxes that vary depending on maturity and the currency of the deposit. However, foreign exchange gains are exempt.

     The corporate income tax is payable by legal persons at 30% (plus the 10% surcharge until January 2004). Other key features include:

•	Depreciation of assets at a rate of 20%, or use of declining balances, with full indexation against movements in the wholesale price index. Depreciation of assets are based on the economic life of each asset after January 1, 2004;

•	Losses can be carried forward for 5 years;

•	An investment tax allowance, an amount to be deducted from taxable income in addition to ordinary depreciation, of 40%; and

•	Starting on January 1, 2004 the corporate tax base is now fully indexed to inflation.

     Social security contributions are payable by employers at a rate of 14%, and by employees at a rate of 19.5%, above the level of TL549 million per month, which is higher than the minimum wage (currently TL423 million per month). Social security contributions are paid into funds that are not consolidated under the central government accounts. There are four such funds, one for each civil servants (ES), employees (SSK), self employed and farmers (Bağ-Kur), and the unemployed. The employer’s contribution varies with the riskiness of the job, rising to 24.9%. There is a ceiling on social security contributions at approximately 6.5 times the minimum wage. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.

     The Value Added Tax is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Turkey are subject to VAT:

•	the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities; and

•	the importation of all goods and services.

     The following transactions are exempt with the right to deduct input VAT:

•	the exportation of goods;

•	the supply of services abroad;

•	the processing of goods for exports;

•	the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;

•	the supply of services to ships and aircraft at harbours or airports;

•	the supply of international transport services;

•	the supply of goods and services to persons engaged in the exploration for hydrocarbon sources; and

•	the supply of machinery and equipment to persons who are normally subject to tax but who have provided an investment document that the machinery and equipment are part of the investment. The rates are currently as follows:

•	the standard rate is 18%;

•	the reduced rate is 8% for basic food products, cashier machines, cinema, theatre, opera and ballet tickets, private educational services, books and similar publications; and

•	the reduced rate is 1% for particular agricultural products.

RECENT DEVELOPMENTS IN TAX POLICY

     Based on a review carried out jointly with the World Bank (“WB”) in 2002, a long-term strategy for improving the tax system was put in place. The overarching objective of the strategy was to improve the stability, transparency, and equity of the tax system through measures to minimize tax distortions broadening the tax base, and improving the efficiency of tax administration. Earlier studies of the tax system by the IMF, the WB and the FIAS (Foreign Investment Advisory Service) signalled concerns about the complexity of Turkey’s tax system. These concerns were exacerbated by the instability of the tax policy and high, unstable inflation rates. The proliferation of additional special taxes and surcharges, which were the result of pressure to reduce the fiscal deficit, contributed to this complexity and instability. Partial inflation indexation in combination with differential nominal tax rates and investment incentives across financial instruments distorted the real effective tax rates across financial instruments and real business investments.

     On the tax policy side, with a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Special Consumption Tax (SCT) was enacted in June 2002 to consolidate a range of excise and specific taxes into a single tax charged on a limited range of luxury goods. Implementing circulars for the SCT law were published in July, and the tax went into effect in August 2002. A government decree issued in January 2003 eliminated earmarking of SCT revenues. This tax consolidated a range of selective taxes on oil products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods. In most cases, the charge on domestic production by the SCT is at the factory gate. In some cases, such as motor vehicles, it is at the level of the dealer, and in others, such as tobacco, it collected from the manufacturer and added to the consumer retail price. The VAT is charged on top of the SCT.

     The SCT tariff is composed of four lists: List I includes petroleum products; List II is motor and other registered vehicles; List III covers alcohol and tobacco products; and List IV has a range of consumer durables and luxury goods.

     The SCT comprised 26% of total tax revenues (excluding social security contributions) in 2003.

     When the new Special Consumption Tax was introduced, the following major taxes and charges were abolished effective August 1, 2002:

•	Petroleum Consumption Tax;

•	Liquid Fuel Price Stabilization Fund;

•	Motor Vehicle Purchasing Tax (MVPT);

•	Environment Fund;

•	Supplementary Motor Vehicle Purchasing Tax;

•	Supplementary VAT;

•	Defense Industry Support Fund (Partially); and

•	Tax for Education and Health Care Services.

     The higher VAT rates of 26% and 40% were also eliminated on August 1, 2002.

     In line with this tax strategy, a legislative package of direct tax reform was submitted to Parliament and enacted in April 2003. The objectives of this legislation were to harmonize the system of investment incentives and tax rates on income from financial investments, to reform the system of income tax credits, and to simplify taxation of corporate earnings and dividends. This legislation was intended to bring Turkey’s personal and corporate income tax regimes closer to OECD standards and in line with international best practices.

     The investment tax allowance system was simplified with an automatic uniform rate of 40%, down from rates of 200% and 100%. The new system provides a uniform 40% investment tax allowance automatically without an investment certificate, abolishes the allowance for predicted investment, and eliminates the 19.8% withholding tax on the investment tax allowance. For the recourses before the introduction of the law, previous provisions apply.

     The special deduction and expenditure deduction (VAT-linked rebates) for wage earners are replaced with an integrated income tax credit system. The tax reduction value of the deductions increases in a regressive fashion with the increasing income level and tax rate. In the case of the tax credit, the tax value decreases in a progressive fashion with the declining credit rate. As qualifying basic needs expenditures increase, the credit rate declines from 8% to 4% as follows:

•	For qualifying expenditures up to TL3 billion: 8%;

•	For qualifying expenditures up to TL6 billion: 8% for the first TL3 billion, and 6% for the remainder;

•	For qualifying expenditures above TL6 billion: 7% for the first TL6 billion, and 4% for the remainder; and

•	Qualifying expenditures are limited to the total annual taxable income of the employee.

     The fund levy (which was 10% of the corporate tax) was abolished, and, as a result, the tax burden on corporate profit was reduced to 3%. The withholding tax system was simplified so withholding is deferred until the profit is distributed. The imputation tax credit system for dividend income was abolished as of January 1, 2004, and the real amount of withheld tax can now be credited. A 50% dividend deduction to offset taxes paid at the corporate level was introduced. The final tax burden on corporate profit was reduced to 45% from a high of over 60%.

     An inflation adjustment was introduced for the financial income statements of corporate taxpayers who keep their books on a balance sheet method. An inflation adjustment can be applied if the increase in the price index is higher than 10% in the relevant accounting year and higher than 100% in the past three years. As a result of the inflation adjustment, a series of amendments were made to the same provisions in the tax system relating to revaluation, depreciation, investment allowance, etc.

     Tax incentives for activities in the free trade zones (FTZ) were rationalized. The corporate income tax and the personal income tax exemptions were abolished for new companies, but the tax holidays of existing FTZ companies were grandfathered for the length of their licenses or until 2008.

     Tax holidays in selected regions were removed and replaced with job creation incentives in low-income regions. These incentives, which are in place in 36 provinces with a per capita GDP below $1,500 (mainly in eastern Turkey) for a five year period which started in September 2003, include:

•	An exemption on personal income tax for any non-public sector or public sector employee whose employment represents an incremental increase over employment levels in September 2003. This is limited to taxes payable on the minimum wage and amounts to a 15% subsidy. The limit converts this into a unit subsidy equal to 15% of minimum wage;

•	For incremental employees, an exemption for the employer portion of social security capped at the current minimum contribution base (currently above minimum wage). Again, this effectively acts as a unit subsidy of the minimum monthly social security contribution;

•	100% of these two exemptions can be used in the organized industrial zones. Only 80% of the exemption can be used outside the organized industrial zones;

•	Free land; and

•	Electricity subsidy.

     The following table sets forth tax revenues for the years indicated:

Table No. 32	Tax Revenues

	1999	2000	2001	2002	2003
	(in billions of Turkish Lira)
Total Tax Revenues	14,802.3	26,503.7	39,735.9	59,631.9	84,316.2
Taxes on Income	6,537.4	10,503.3	15,647.6	19,343.2	25,716.0
Income Tax	4,936.6	6,213.0	11,579.4	13,717.7	17,063.8
Corporation Tax	1,549.5	2,356.8	3,675.7	5,575.5	8,645.3
Additional Income Tax	21.4	95.6	6.4	6.2	4.4
Additional Corporate Tax	30.0	197.3	3.9	2.4	2.1
Windfall Gains Tax	0.0	1,640.7	382.2	41.4	0.4
Taxes on Wealth	178.2	346.6	433.3	734.3	2,092.1
Motor Vehicle Tax	126.2	201.2	398.9	695.9	1,206.2
Inheritance and Gift Tax	10.5	13.1	21.9	30.1	56.4
Additional Motor Vehicle Tax	41.5	67.8	5.8	3.3	16.1
Law No. 4837 Additional Tax on Motor Vehicles	—	—	—	—	388.3
Law No. 4962 Motor Vehicle Purchase Tax	—	—	—	—	420.1
Additional Real Estate Tax	0.0	64.5	6.7	5.1	4.9
Taxes on Goods and Services	6,109.4	11,363.8	18,103.2	30,064.0	43,927.0
Domestic Value Added Tax (VAT)	2,433.3	4,487.8	7,289.5	11,542.7	15,389.5
Additional VAT	144.5	532.5	820.3	1,144.3	2.5
Motor Vehicle Purchase Tax	204.2	429.6	302.9	142.3	0.2
Special Consumption Tax	—	—	—	6,008.6	22,299.2
Petroleum Consumption Tax	2,248.0	3,268.8	5,658.5	6,353.5	6.5
Banking and Insurance Transactions	466.0	858.2	1,511.2	984.6	1,159.8
Stamp Tax	355.7	407.5	833.9	1,313.6	1,707.2
Fees	249.7	453.7	750.7	1,142.3	1,591.0
Special Communication Tax	0.0	415.9	592.1	852.3	1,048.1
Special Transaction Tax	8.0	212.9	320.3	512.7	663.6
Law No. 4705 Special Transaction Tax			23.8	67.1	59.4
Taxes on Foreign Trade	1,977.0	4,289.4	5,551.1	9,487.2	12,578.7
Customs Duties other than on Petroleum	233.7	382.6	379.8	590.9	888.4
Customs Duties on Petroleum	5.3	3.4	2.2	3.4	0.4
VAT on Imports	1,731.1	3,891.7	5,149.3	8,857.5	11,641.6
Other Revenues from Trade	6.7	11.5	19.5	35.0	47.8
Abolished Taxes	0.3	0.6	0.8	3.2	2.4

Sources: Ministry of Finance, UT.

     The following table sets forth the components of tax revenues as a percentage of GNP for the years indicated:

Table No. 33	Tax Revenues

	1999	2000	2001	2002	2003
	(as a percentage of GNP)
Total Tax Revenues	18.91	21.10	22.52	21.81	23.64
Taxes on Income	8.35	8.36	8.87	7.07	7.21
Income Tax	6.31	4.95	6.56	5.02	4.78
Corporation Tax	1.98	1.88	2.08	2.04	2.42
Additional Income Tax	0.03	0.08	0.00	0.00	0.00
Additional Corporate Tax	0.04	0.16	0.00	0.00	0.00
Windfall Gains Tax	0.00	1.31	0.22	0.02	0.00
Taxes on Wealth	0.23	0.28	0.25	0.27	0.59
Motor Vehicle Tax	0.16	0.16	0.23	0.25	0.34
Inheritance and Gift Tax	0.01	0.01	0.01	0.01	0.02
Additional Motor Vehicle Tax	0.05	0.05	0.00	0.00	0.00
Law No. 4837 Additional Tax on Motor Vehicles	—	—	—	—	0.11
Law No. 4962 Motor Vehicle Purchase Tax	—	—	—	—	0.12
Additional Real Estate Tax	0.00	0.05	0.00	0.00	0.00
Taxes on Goods and Services	7.80	9.05	10.26	10.99	12.32
Domestic Value Added Tax (VAT)	3.11	3.57	4.13	4.22	4.31
Additional VAT	0.18	0.42	0.46	0.42	0.00
Motor Vehicle Purchase Tax	0.26	0.34	0.17	0.05	0.00
Special Consumption Tax	—	—	—	2.20	6.25
Petroleum Consumption Tax	2.87	2.60	3.21	2.32	0.00
Banking and Insurance Transactions	0.60	0.68	0.86	0.36	0.33
Stamp Tax	0.45	0.56	0.47	0.48	0.48
Fees	0.32	0.36	0.43	0.42	0.45
Special Communication Tax	0.00	0.33	0.34	0.31	0.29
Special Transaction Tax	0.01	0.17	0.18	0.19	0.19
Law No. 4705 Special Transaction Tax	—	—	0.01	0.02	0.02
Taxes on Foreign Trade	2.53	3.42	3.15	3.47	3.53
Customs Duties other than on Petroleum	0.30	0.30	0.22	0.22	0.25
Customs Duties on Petroleum	0.01	0.00	0.00	0.00	0.00
VAT on Imports	2.21	3.10	2.92	3.24	3.26
Other Revenues from Trade	0.01	0.01	0.01	0.01	0.01
Abolished Taxes	0.00	0.00	0.00	0.00	0.00

Sources: Ministry of Finance, UT.

STATE ECONOMIC ENTERPRISES

     SEEs continue to play an important role in the Turkish economy. As of December 2003, there were 45 SEEs: 20 SEEs in the Treasury’s portfolio and 25 SEEs in the Privatization Administration portfolio. There are also two state banks, Ziraat Bank and Halk Bank, and a publically owned telecommunication company, TELEKOM, which all have their own special laws.

     Major SEEs established in the non-financial sector include: MKEK (industrial chemicals, munitions, special steels and castings); TÜPRAŞ (petroleum refineries); TÜGSAŞ (fertilizers); Posta

İşletmesi (postal and telegraph services); TMO (Turkish Grain Board); EUAS (Turkish Electricity Generation Corporation); TEDAŞ (Turkish Electricity Distribution Corporation); TCDD (railways); TKİ (lignite company); TTK (Turkish Hard Coal Extraction Company); TEKEL (tobacco and alcoholic beverages); and TSFAS (sugar company).

     Since November 25, 2000, the state-owned banks, Ziraat Bank, Halk Bank and Emlak Bank, have no longer been subject to Decree 233, which had applied the principles of governance of SEEs to the state-owned banks. The banks are now considered public joint stock companies, subject to banking and commercial laws only. Furthermore, as of July 9, 2001, all liabilities and assets of Emlak Bank, other than those assets transferred to the Mass Housing Fund Administration, were transferred to Ziraat Bank and Halk Bank after Emlak Bank’s license was revoked in accordance with Law No. 4684. Ziraat Bank and Halk Bank are among the largest and most important commercial banks of all the publicly held banks, holding 19% of total customer deposits as of December 31, 2003. Publicly owned deposit banks hold 39% of total deposits of the Turkish banking system.

     In addition to receiving funding directly from the Government budget, SEEs borrow from the domestic commercial banks and in foreign markets. External financing requirements of commercial SEEs increased from approximately TL349 trillion in 2002 to TL889 trillion in 2003.

     The following table summarizes information relating to the financing requirements of the non-financial SEEs in the Treasury’s portfolio and the SEEs in the Privatization Administration’s portfolio for the years indicated:

Table No. 34	Financing Requirements of Non-Financial SEEs

	1999	2000	2001	2002	2003(1)
	(in billions of Turkish Lira)
Total financing requirement:	(2,556,809)	(3,294,132)	(3,595,786)	(4,704,665)	(2,998,993)
Increase (reduction) from internally generated funds	125,143	(454,630)	2,100,961	5,053,648	3,888,670
Net financing requirement from outside sources	(2,431,666)	(3,748,761)	(1,494,826)	348,983	889,677
Transfers from consolidated budget	568,802	1,149,057	1,591,814	2,621,827	2,408,344
Borrowing requirement	(1,862,864)	(2,599,704)	96,988	2,970,810	3,298,021
Deferred payments	2,675,562	3,235,133	4,370,999	1,579,548	179,396
Advance payments	(1,320,693)	(1,510,646)	(3,440,528)	(3,681,583)	(3,452,589)
Cash financing requirement	(507,995)	(875,218)	(1,027,459)	868,775	24,828
Change in cash	(248,020)	(79,204)	(1,778,865)	(1,083,379)	(146,752)
Securities and deposits	119,638	(58,346)	(162,416)	(1,048,648)	(46,167)
Domestic bank borrowing, net	57,518	(9,126)	(266,671)	(93,645)	(41,291)
Foreign borrowing, net	578,858	1,021,894	1,180,492	1,355,912	209,382
Government bonds	0	0	0	0	0

(1)	Provisional.

Source: UT.

     In 2003, SEEs reported a provisional operating surplus of TL4,552,854 billion, which is approximately TL1,389,806 billion more than the 2002 figure.

     The SEEs’ investments accounted for 27.4% of total fixed investments by the public sector in 1999, 25.3% in 2000, 20.3% in 2001, 20.1% in 2002, and 16.1% in 2003. Budgetary transfers to SEEs accounted for approximately 2.0%, 2.4%, 2.0%, 2.3%, and 1.7% of consolidated budget expenditures in 1999, 2000, 2001, 2002 and 2003, respectively.

     The following table summarizes the profits and losses of non-financial SEEs both in the Treasury’s portfolio and the Privatization Administration’s portfolio for the years indicated:

Table No. 35	Profits and Losses of Non-Financial SEEs

	1999	2000	2001	2002	2003(1)
	(in billions of Turkish Lira)
Total Revenues	16,449,255	25,329,196	47,316,129	67,208,638	79,051,538
Total Expenditures	(16,266,646)	(26,081,715)	(47,552,457)	(64,045,590)	(74,498,686)
Operating surplus (loss)	182,610	(752,519)	(236,348)	3,163,048	4,552,852

(1)	Provisional.

Source: UT.

ENERGY SECTOR

     Electricity Sector

     TEIAS, EUAS and TETTAS: Significant steps have been made recently towards a fundamental restructuring of SEEs in the electricity sector pursuant to the Electricity Markets Law (Law No. 4628), which came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, achieve stability of supply, and ensure environmentally friendly electricity at a low cost and of good quality. The most important factor under the proposed arrangement is the central role of competition in ordering the market. In order to accomplish such goals, the Government intends to withdraw to a purely regulatory role that will be managed by the Energy Market Regulatory Authority (EMRA), while retaining ownership of energy transmission (a natural monopoly). EMRA will be taking over the regulatory functions from the Ministry of Energy and Natural Resources (MENR). Standard regulatory functions include licensing, tariff setting, market monitoring, and dispute settlement. With the enactment of the Electricity Market Law, the Turkish Electricity Generation and Distribution Company (TEAŞ), which was one of the dominating SEEs in the electricity sector, as well as the Turkish Electricity Transmission Corporation (TEDAŞ), were separated by a 2001 decree into three separate companies covering generation, trading, and transmission activities. This was one of the early steps in the current liberalization plan. The new companies, Türkiye Elektrik Iletim A.Ş. (TEİAŞ) for the transmission of electricity, Elektrik Üretim A.Ş. (EÜAŞ) for generation of electricity, and Türkiye Elektrik Ticaret ve Taahhüt A.Ş. (TETTAŞ) for trading, became operational as of October 1, 2001.

     EÜAŞ operates most of the electricity generation plants. These plants generate thermal, hydraulic and geothermic electricity. The installed capacity of EÜAŞ, along with its affiliates, comprises about 60% of the total installed capacity in Turkey. EÜAŞ will carry out 44% of the energy generation in Turkey in the year 2004.

     TEİAŞ operates high voltage transmission systems in Turkey and has a monopoly in the sector.

     TETAŞ is responsible for purchasing energy generated by EÜAŞ and most of the private sector plants (BO, BOT and TOORs) and selling the purchased energy to electricity distribution companies and to export and import companies.

     After the enactment of the Electricity Market Law, supporting legislation was enacted by EMRA. EMRA is currently working on the rest of the secondary legislation. Some of the enacted regulations are listed below:

•	Electricity Market Licensing Regulation, August 2002;

•	Electricity Market Tariffs Regulation, August 2002;

•	Eligible Consumer Regulation, September 2002;

•	Import and Export Regulation, September 2002;

•	Customer Service Regulation, September 2002;

•	Electricity Market Grid Regulation, January 2003; and

•	Electricity Market Distribution Regulation, February 2003.

     In order to announce the government’s intent to privatize the state-owned electricity utilities, the “Electricity Sector Reform and Privatization Strategy Paper” was enacted on March 17, 2004. This Strategy Paper defines the implementation procedures and principles for the electricity sector liberalization and privatization program.

     According to the Strategy Paper, after the completion of the necessary sector reforms, including restructuring the state-owned electricity enterprises, the electricity generation and distribution assets will be privatized. The privatization will start in the distribution sub-sector because the liberalization program requires financially sound and credit-worthy companies to assume the obligation to supply electricity to non-eligible consumers. This will lead to multiple buyers in the market and increase the confidence of investors who may wish to engage in generation activities. The privatization process for distribution companies will start on March 31, 2005 and finish on December 31, 2006. A competitive generation structure will be achieved by appropriately grouping generation assets prior to privatization, beginning on July 1, 2006.

     As the first step of the privatization process in the electricity sector, TEDAS and its affiliates were transferred to the Privatization Administration’s portfolio prior to April 2, 2004.

     Gas Sector

     The new Gas Market Law (No. 4646), is an important step in the present reform plan, and envisages restructuring state enterprises into separate functional companies (transmission, distribution, trading and storage).

     BOTAŞ: The new Gas Market Law (No. 4646), went into effect on May 2, 2001 and is an important step in the present reform plan. The sector has been dominated by the government-owned Turkish Pipeline Corporation (BOTAŞ), which was one of the most prominent SEEs in the energy sector and owned pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities. BOTAŞ will be divided into separate functional companies for energy transmission, distribution, trading and storage. Law No. 4646 will liberalize and partially privatize the gas sector.

     Agriculture Sector

     TMO (Turkish Grain Board): TMO, which is associated with the Ministry of Agriculture and Rural Affairs, is an SEE that was previously responsible for support purchases of cereals. However, since June 2002, TMO has acted only as an intervention agency to regulate the market. TMO has 4.5 million tons of storage capacity and has purchase offices throughout Turkey. TMO purchased 1.140 million tons of cereal in 2003.

     TEKEL (The General Directorate of Tobacco, Tobacco Products, Salt and Alcohol Enterprises): TEKEL is under the privatization program associated with the Ministry of Finance. TEKEL has been assigned to carry out operations mainly in the areas of tobacco, tobacco products, alcoholic drinks, and salt. Until 2001, it was responsible for support purchases of tobacco. Since 2002, TEKEL has purchased the required amount of tobacco by entering into production contracts with farmers. The duties assigned to TEKEL are carried out by 5 Establishments: the Leaf Tobacco Processing and Trading Establishment, the Cigarette Industry Establishment, the Alcohol Drinks Industries Establishment, Salt Industry Establishment, and the Marketing and Distributions Establishment. In the fourth quarter of 2003, the

Alcohol Drinks Industries Establishment was privatized and the rest of the Establishments will be privatized soon.

     Railways

     TCDD (Railways): TCDD provides passenger and freight transport services as the only railway transportation company in Turkey. As of the end of 2003, TCDD owned over 10,984 miles of track, over 760 locomotives, more than 965 passenger vehicles and 18,856 wagons. It employs approximately 39,023 people (including its subsidiaries).

PRIVATIZATION

     Privatization is one of today’s most essential and widely recognized macroeconomic policies. It has been on Turkey’s agenda since early 1980s.

     Privatization efforts in Turkey aim not only to reduce the role of the state in the economy, but also to introduce competition into sectors dominated by state-owned enterprises. These efforts also aim to improve corporate efficiency and performance, to attract foreign investment, to enhance capital market development, and to reduce the budget deficit.

     Turkey has one of the fastest growing economies in the world and has reached an attractive and promising structural environment through the development of a free market economy and dynamic capital markets. Nevertheless, as a result of the global economic crisis, domestic legal problems, and two devastating earthquake disasters, Turkey has not been able to achieve the level of privatization that has been anticipated since the late 1990s.

     In 1983, Turkey embarked on a plan to privatize a large part of its public sector by enacting laws permitting the eventual privatization of state-owned assets. Since the passage of the Privatization Law in November 1994, the privatization program has been implemented by the Privatization Administration (the “PA”) under the supervision of the Privatization High Council (“PHC”), to which certain SEEs designated for privatization have been transferred by the Government from the Treasury’s portfolio. Under the Privatization Law, proceeds from the sale of enterprises in the PA’s portfolio are credited to the Privatization Fund. The Privatization Fund is used to finance, among other things, compensation payments for redundancies, payments of salaries, fringe benefits and other rights for employees of privatized companies whose contracts are terminated as well as contributions to capital increases in the shareholdings of the PA, and the liquidation of outstanding debt obligations of companies that have been privatized. A portion of the proceeds from the Privatization Fund are transferred to the Public Participation Fund in order to service debt certificates issued to finance public projects.

     The PHC is the ultimate decision making body for privatization in Turkey. The PHC is composed of four ministers and the Prime Minister. While the PA is the executive body for privatization, the Turk Telekom privatization is overseen by an independent committee composed of representatives from related government agencies.

     From 1984 to December 2003, state shares in 240 companies were transferred to the PA’s portfolio. As a result of these privitazation implementations, a total of $8.2 billion has been raised as of the end of 2003, excluding dividends and other resources.

     During the past 15 years, the state withdrew completely from sectors such as animal food, dairy products, forestry products, cement, civil aviation ground handling and catering services, and fuel distribution industries. Furthermore, more than half of the state shares were privatized in textile, tourism, iron and steel, maritime transportation and meat processing sectors.

     Public offerings of companies in the privatization portfolio and large-scale merger and acquisition activity among these companies strengthened the Turkish capital markets by deepening the scale of the Istanbul Stock Exchange (ISE) and broadening the shareholder base. Significant legal amendments pertaining to liberalization have been introduced in sectors like telecommunications, energy and civil aviation.

     Privatization targets were not met during 1999, primarily due to the uncertainty relating to the April 1999 national and local elections, the volatility in international markets during the first half of the year and the August 17th earthquake in Turkey. As a result, most of the privatization projects planned for the first half of 1999 were postponed.

     In the second half of 1999, following national elections in April 1999, the new government embarked on a privatization program with various strategies. Tenders were opened for the block sale of 51% of Petrol Ofisi (gasoline and fuel oil marketing and distribution), Deniz Nakliyat T.A.S. (Turkish Cargo Lines), ETAG (wood products), Taksan (machine tools industry), two insurance companies, three assets of TURBAN Turizm A.S. (tourism), certain real estate assets of ORUS (forestry and wood materials manufacturing), TZDAS (agricultural equipment), TUGSAS (fertilizer) and certain assets of Et ve Balik (meat, fish and poultry). Through the privatizations implemented in the second half of 1999, a total of approximately $38.3 million was raised as of December 31, 1999.

     In 2000, privatization revenues were expected to reach a target of between $6 billion and $7 billion (approximately 3.5% of GNP). A significant amount was to come from the sale of two GSM licenses, the sale of 20% of Turk Telekom shares and various other energy privatizations. Privatization transactions concluded in 2000 amounted to $5.2 billion in privatization proceeds compared to the $6-7 billion target in the absence of various energy asset sales and the Turk Telekom privatization.

     In 2000, the PA finalized various privatization transactions, including the sale of Turkish Cargo Lines, two insurance companies, Asil Çelik (steel manufacturer), TÜSTAŞ (engineering/consulting company), certain real estate assets of seven companies, 51% of POAS (Petroleum Distribution Company) and the global offering of TÜPRAŞ (Petroleum Refining Company) shares. In the global offering of TÜPRAŞ shares, which was the largest international sale originating in Turkey and the largest Government offering, a total of $1.2 billion worth of stock was placed on the market. As of December 31, 2000, the PA had reached a $2.7 billion implementation level, the highest yearly implementation level ever.

     As a result of the financial crises in Turkey and the global recession in 2001, the 2001 privatization program target could not be accomplished and only $120 million was raised through small scale asset sale transactions in 2001.

     Despite the domestic and global economic crisis, the 2002 privatization program set high targets in the ongoing structural reform program, where $536 million was accumulated in revenues. The highest proceed was attained from the POAŞ global public offering, which accrued $238 million in revenues.

     During 2003, a total of $172 million was accumulated through various transactions. Proceeds generated from block sale implementations were $13 million, while asset sales resulted in revenues of $120 million. Sales at the Istanbul Stock Exchange raised $36 million, and the proceeds of transfers to other public institutions totalled $3 million.

     Turk Telekom

     The privatization of Turk Telecom (TT) has been a major focus, not only in the liberalization of the Turkish telecommunications sector, but also in the overall economic reform in the country.

     After several cancellations by the Turkish Constitutional Court, the legal framework for the privatization of TT was established in 1996 after the enactment of various laws. As a result, independent committees were established to undertake the privitization of 39% of TT shares as set out in the related law.

     On January 29, 2000, Law No. 4502 was passed, and as a result, the following changes to the Turkish telecommunications sector have been made:

•	Independent Regulatory Authority: An Independent Telecommunications Authority was established exclusively for the telecommunications sector.

•	Licensing: An open and transparent licensing regime which incorporates characteristics of the EU licensing system was adopted.

•	Monopoly: TT was granted a monopoly over fixed national and international voice telephony services and infrastructure until December 31, 2003.

•	Commercial Independence: TT’s status was changed so that the company now operates as a private joint stock company.

•	Employee Status: The employment structure was changed to enable it to gradually move from a civil servant regime to a private recruitment service.

     On June 13, 2000, the first block sale tender was opened for the sale of 20% of the Government’s stake in TT. According to the tender specifications, the shares had to be sold to a strategic core investor consortium, which would include at least one international basic telecom operator. Although a number of investors expressed interest from domestic markets, the tender could not be finalized because the requirement relating to the international basic telecom operator was not satisfied.

     To attract interest, an amendment to the Council of Ministers decree was implemented to permit the sale of 33.5% of TT shares (an increase from the previously allocated number (20%) for block sale) plus increased managerial rights. On December 14, 2000 the second block sale tender, for 33.5% of TT and managerial rights, was launched. The block sale tender for 33.5% of Turk Telekom was expected to be finalized in May 2001, but could not be accomplished despite interest from Turkish conglomerates because of insufficient international interest.

     There were both domestic and international factors that hindered the block sale tenders. On May 23, 2001, a new law, Law No. 4673, that would permit the sale of 100% of Turk Telekom except for one “golden share” reserved to the Government to protect national interests was enacted. In addition, according to the terms of the tender, 5% of the shares would be sold to retail domestic investors and employees of TT and the Postal Administration through a public offering, and up to 45% of the shares could be sold to foreign investors. In this new framework, a Tender Committee was established in December 2001. Changes in the telecomunications market and alterations in TT’s product portfolio necessitated a reevaluation of the company. Pursuant to the Council of Ministers Decree that was approved in May 2002, a new Value Assessment Committee was established during July 2002 for the revaluation of TT.

     In April 2003, studies designed to formulate a new sales strategy resulted in a Council of Ministers Principal Decree announcing the decision to sell TT as a whole, with the exception of the satellite business. The Decree required that a minimum of 51% of the Company be offered through either a block sale, a series of public offerings, or a combination of both, depending on market conditions.

     The Decree declared the government’s objective to undertake the TT privatization in an interactive manner by responding to market conditions. In pursuit of this objective, a market testing study was undertaken in İstanbul and London during September and October 2003 in order to determine a new sales strategy in the framework of the global and local telecommunications market. The November 12, 2003 Council of Ministers Decree announcing the new privatization encompasses feedback received during this market testing study.

     As a result of the fierce competition in the mobile telecommunications market, Turkey witnessed the biggest merger and acquisition deal to date. The long-awaited mobile consolidation took place in the middle of 2003 when TT’s GSM subsidiary, Aycell, and its competitor, Aria (owned jointly by Telecom Italia Mobile and İş Bank), merged into a new company called “TT&TIM”. After this consolidation, TT’s exposure to mobile telephony was scaled back to holding 40% of the shares in TT&TIM. Although TT’s mobile exposure decreased in shareholding terms, this merger was highly supported by industry analysts because it was expected to lead to a healthier mobile telecommunications sector and to more promising results from the Company’s operations.

     The Turkish Government is aware that, under the current market conditions, a “tailor-made plan” is required for the privatization of TT. It is the Government’s intention to promote a dialogue between the interested parties. Accordingly, the PA has launched an “Informatory Process” where the interested parties will be informed about the forthcoming process, TT’s current legal, operational, and financial status, and privitization highlights. The official block sale tender for the sale of minimum 51% of TT shares will be announced after this informatory process is finalized.

     GSM Licensing

     Within the framework of Law No. 4161, in 1998 two GSM 900Mhz license agreements ($500 million each), each with a term of 25 years, were signed between the Ministry of Transportation and service providers, Turkcell and Telsim. These license agreements require the operators to pay 15% of their gross revenues to the Treasury each month until the termination of their licenses.

     In 1999, the Ministry of Transportation decided that three additional 1800 Mhz licenses would be issued, one to be awarded directly to TT and the other two to be auctioned to capital firms. A Value Assessment Committee was formed to assess the value of the three new licenses. After the minimum license value was approved by the Council of Ministers, the Ministry of Transportation opened a tender in April 2000 for the sale of the licenses.

     The winner of the first tender was announced on April 12, 2000 as the consortium Türkiye İş Bankasi-Telekom Italia (İşTim), which paid a fee of $2.5 billion, plus VAT. There were no bidders for the second license. In addition, TT was awarded a license in GSM 1800 Mhz frequency range in return for an amount equal to the fee paid in the auction. The license agreements between the Ministry of Transportation and İşTim were signed on November 13, 2000. At that time, the first tranche of $585 million was paid. The balance of the license fee was paid in February 2001.

EXTRA-BUDGETARY FUNDS

     In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects. Until 1993, the EBFs were not included in Turkey’s consolidated public budget and had been independently financed and administered. In 1992, the Assembly enacted legislation to include 63 EBFs in the 1993 consolidated budget. In 1998, 62% of the revenues of consolidated EBFs and 9% of revenues of non-consolidated EBFs were appropriated directly to the consolidated budget.

     In 2000 and 2001, a fundamental shift in the structure of EBFs was mandated in order to increase budget coverage and promote fiscal transparency. As a result, sixty-one budgetary funds and eight EBFs were abolished. Currently, there are only five EBFs remaining. Non-consolidated EBFs of continued importance to the Turkish economy are the Privatization Fund, which oversees the privatization of SEEs, the Social Aid and Solidarity Fund, which assists the disabled and poor, the Defense Industries Support Fund, which develops military manufacturing capabilities, and the Support Price Stabilization Fund, which channels certain export and import duties into the subsidy of fertilizers.

     The following table presents, for the years indicated, the operating balance and financing of eleven of the largest EBFs, including the Privatization Fund, the Public Participation Fund, the Mass Housing Fund, the Defense Industries Support Fund and the Support Price Stabilization Fund, and two special accounts, the Petroleum Consumption Tax and the Budget Education Health Tax, each of which has been in continuous existence since 1988 (with the exception of the Privatization Fund, which was established in 1995). In 2002, the consolidated EBF’s balance included only Privitization Defense Solidarity, and Support Price Stabilization Funds.

Table No. 36	Extra-Budgetary Funds

					2003	2004
	1999	2000	2001	2002	(Provisional)	(Program)
	(in billions of Turkish Lira)
Revenues	2,214,031	4,235,648	4,593,213	2,270,836	3,152,108	3,979,219
Expenditures	3,342,614	4,969,825	4,065,514	3,654,803	3,572,555	4,292,607
Surplus (Deficit)	(1,128,584)	(734,177)	527,699	(883,967)	(420,446)	(313,388)
Financing
Foreign borrowing, net	199,184	252,810	(41,839)	205,282	(68,848)	33,596
Domestic borrowing, net	929,399	481,367	(485,860)	678,685	489,294	276,793
Total	1,128,584	734,177	(527,699)	883,967	420,446	313,388

Source:	SPO.

     In 2003, revenues from the EBFs were TL3,152 trillion, while expenditures of such EBFs were TL3,573 trillion. This resulted in a deficit of TL420 trillion in 2003, compared with a deficit of TL884 trillion in 2002. In 2004, a deficit of 1.0% of GNP is projected for EBFs, which amounts to TL4,327 trillion. This is parallel to the provisional 2003 results, which showed a deficit of 0.6% of GNP.

LOCAL GOVERNMENT

     The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize responsibility and to transfer substantial amounts of tax revenues to local authorities. In 1999, total expenditures by local authorities were estimated to increase to TL3,281.9 trillion from TL2,299.9 trillion in 1998. In 2000, total expenditures by local authorities were estimated to increase to TL5,441.4 trillion, and in 2001 total expenditures were estimated to increase to TL8,654.9 trillion. In 2002, total expenditures by local authorities were estimated to increase to TL10,227.7 trillion.

     In 2003, total expenditures by local authorities were estimated to increase to TL13,493.0 trillion and the deficit was estimated to be TL393.9 billion. In 2004, total expenditures by local authorities are estimated to increase by 17% to TL15,788.3 trillion and the deficit is estimated to be TL641.0 billion.

     The following table presents the operating balance of the local authorities for the years indicated:

Table No. 37	Local Authorities

	1999	2000	2001	2002	2003(1)	2004(2)
	(in billions of Turkish Lira)
Revenues	3,281,897	5,441,417	8,654,946	10,227,658	13,493,041	15,788,349
Expenditures	3,602,187	5,894,042	9,117,510	10,382,389	13,886,893	16,429,403
Surplus (Deficit)	(320,290)	(452,625)	(462,564)	(154,752)	(393,852)	(641,054)

(1)	Provisional estimate.
(2)	Program.

Source: SPO.

SOCIAL SECURITY INSTITUTIONS

     Turkey’s three Social Security Institutions (SSIs) have recorded increasing deficits (before budgetary transfers), from 2.3% of GNP in 1998 to 3.0% of GNP in 1999. In 2000, the deficit decreased to approximately TL2,600.3, representing 1.9% of GNP as a result of structural reforms put into practice in 1999. In 2001, the SSIs experienced a deficit of approximately TL4,439 trillion or 2.5% of GNP. The 2001 budget provided for direct transfers to the social security institutions of TL4,672 trillion. In 2002, SSIs realized a deficit of TL8,267 trillion, representing 3.7% of GNP. In 2003, SSIs experienced a deficit of TL13,353 trillion, representing 3.7% of GNP. For 2004, the programmed deficit is TL12,318 trillion, amounting to 3.5% of GNP. The low premium collection rates and the increasing rate of health and insurance expenditures are the main factors for the increasing deficit of the social security system.

     The following table summarizes the revenues and expenditures of the SSIs for the years indicated:

Table No. 38	Revenues and Expenditures of Social Security Institutions

						2004
	1999	2000	2001	2002	2003	(Program)
	(in billions of Turkish Lira)
Revenues	4,877,297	8,446,646	12,967,502	19,748,947	27,394,534	35,476,872
Expenditures	7,218,085	10,796,139	17,406,045	28,016,012	45,747,646	47,794,872
Revenue-Expenditure Differences	(2,340,788)	(2,349,493)	(4,438,543)	(8,267,065)	(13,353,113)	(12,318,000)
Budget Transfers	2,199,900	2,395,700	4,672,000	8,295,000	13,312,000	12,513,000
Deficits after Budget Transfers	(140,888)	46,207	233,457	27,935	(41,113)	195,000
Fixed Capital Investments	(30,582)	(54,021)	(97,743)	(129,964)	(107,842)	(195,000)
Other	(23,014)	25,000	—	—	—	—
Borrowing Requirement	(194,484)	17,186	(135,714)	(102,029)	(148,954)	0

Source: SPO.

PUBLIC SECTOR FIXED INVESTMENT

     The following table summarizes public sector fixed investment, including that of the SEEs and the EBFs, by economic sector for the years indicated:

Table No. 39	Public Sector Fixed Investment

	1999	2000	2001	2002	2003(1)
	(percentage of total)(2)
Agriculture	8.4	8.7	10.0	9.2	7.4
Mining	1.5	1.2	1.5	0.7	1.3
Manufacturing	2.6	2.9	4.0	3.2	3.0
Energy	15.4	15.2	13.7	20.8	15.1
Transport and communication	36.9	35.2	27.1	27.5	27.3
Tourism	0.5	0.5	0.6	0.8	0.7
Housing	1.3	0.8	0.9	0.8	1.0
Education	11.8	11.9	13.7	12.1	14.5
Health	3.8	4.5	5.9	5.1	5.8
Other services	17.9	19.2	22.5	19.8	23.9

Total	100.0	100.0	100.0	100.0	100.0
Total (billions of TL)	5,130,996	8,709,004	11,108,742	17,320,079	16,774,200

(1)	Provisional.
(2)	At current prices
Source: SPO.

PUBLIC SECTOR BORROWING REQUIREMENT

     In 1999, the consolidated budget deficit was TL9,285 trillion, representing 11.9% of GNP, compared to 7.3% of GNP in 1998. Due to the increase in the budget deficit, the public sector borrowing requirement (“PSBR”) was 15.5% of GNP in 1999 compared to 9.4% in 1998.

     In 2000, the consolidated budget deficit was TL13,726 trillion, representing 10.9% of GNP. Consolidated budget primary surplus as a share of GNP increased from 1.8% in 1999 to 5.3% in 2000. PSBR was 11.8% of GNP in 2000 due to improvements in the balances of the consolidated budget, and the EBFs and the SEEs that are not under privatization.

     In 2001, the consolidated budget deficit was TL29,036 trillion, representing 17.4% of GNP. Consolidated budget primary surplus as a share of GNP increased from 5.3% in 2000 to 6.4% in 2001. PSBR was 16.4% of GNP in 2001, due to the increase in the consolidated budget deficit.

     In 2002, the consolidated budget deficit was TL39,085 trillion, representing 14.9% of GNP. Primary surplus as a share of GNP decreased to 3.7% in 2002 from 6.4% in 2001. PSBR was estimated to be 12.8% of GNP in 2002, due to a decline in consolidated budget deficit.

     In 2003, the consolidated budget deficit was recorded as TL39,815 trillion, representing 11.2% of GNP. Consolidated budget primary surplus as a share of GNP increased to 5.3% in 2002 from 3.7% in previous year. PSBR was estimated to be 8.7% of GNP in 2003, due to a decline in the consolidated budget deficit as a share of GNP and improvement in the financial balances of SEEs. The primary surplus of total public sector is expected to be 6.5% of GNP in 2003.

     The net debt of the public sector increased from 63.2% of GNP in 2000 to 126.8% of GNP in 2001. The debt stock figures include the full cost of bank restructuring. The sharp rise in the debt ratio in 2001 was partially a result of temporary factors such as the real depreciation of the Turkish Lira, the decline in GNP, exceptionally high interest rates in the first quarter of 2001, and the high cost of bank restructuring. The stock of government securities issued for bank restructuring increased to approximately 31.5% of GNP in 2001. These figures exclude the swaps that were completed on July 18, 2001. Already existing debt of the public sector (17% of GNP) has been taken over fully by the Treasury.

     In 2003, total public debt stock as a percentage of GNP, declined to 106.1%. The net debt of the public sector declined to 70.5% in 2003 from 78.6% in 2002. Nominal interest rates on government securities (on an annual compounded basis) declined to 47.1% in 2003 from 63.8% in 2002.

     The following table sets forth information as to Turkey’s public sector borrowing requirement for the years indicated:

Table No. 40	Public Sector Borrowing Requirement

	1999	2000	2001	2002	2003(1)
	(percentage of GNP)
Consolidated budget	11.9	10.9	17.4	14.9	11.4
SEEs not under privatization	2.4	1.5	0.0	(1.1)	(0.5)
Local administrations	0.4	0.4	0.3	0.1	0.1
Social Security Institutions and Revolving Funds	0.1	(0.1)	(0.2)	(0.2)	(0.2)
EBFs and SEEs under privatization	0.8	(0.8)	(0.1)	0.1	(1.0)

Total	15.5	11.8	16.4	12.8	8.7

(1)	Provisional estimate.
Source: SPO.

DEBT

GENERAL

     In Turkey, the Treasury conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. The Treasury issues various borrowing instruments such as discounted securities, inflation and foreign exchange -indexed securities, foreign exchange-denominated securities, Government Bonds with fixed coupon payments and floating rate notes.

     The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments.

     The Treasury issues Government securities through public offerings, direct sales, TAP sales and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time. In September 1995, the Treasury began to issue Treasury bills of varying maturities, depending on market conditions. In order to establish an evenly distributed repayment schedule, the Treasury began to determine maturities according to domestic and external debt servicing requirements in 1996. Turkey issues both Treasury bills and Government bonds.

     Turkey has not, within a period of twenty years, defaulted on any principal or interest of any external debt represented by bonds issued in public international markets. In 1978, 1979 and 1980, Turkey rescheduled an aggregate amount of approximately $3.95 billion of its external debt consisting of commercial and government credits, which represented 20.6% of Turkey’s total outstanding external debt at that time. Turkey initiated the rescheduling to avoid a possible default under its external debt. Since that rescheduling, Turkey has always paid when due the full amount of principal and interest on its direct and indirect external debt. Turkey completed all payments under the rescheduling in July 1992.

     Turkey’s total domestic debt was approximately TL194,387 trillion on December 31, 2003, compared with TL149,870 trillion on December 31, 2002. Prior to the February 2001 financial crisis, Turkey’s domestic debt was approximately TL44,428 trillion. The increase in debt stock is mainly because of the securitization of the previously unsecuritized portion of the duty loss stock of public banks and the securities issued for the rehabilitation of banks under the supervision of SDIF (Savings Deposit Insurance Fund), which were fully covered by the Treasury as of May 2001.

     Turkey’s total external debt was approximately $147.3 billion as of December 31, 2003, compared to $130.9 billion as of December 31, 2002.

DOMESTIC DEBT

     The Turkish economy entered 2003 with greater strength as a result of the reforms carried out in the past. A strengthened medium-term economic program was implemented steadfastly. The key objectives of this economic program are sustainable growth, continued disinflation and a viable debt position. Within the framework of the new Stand-By Arrangement, the domestic debt to GNP ratio remained constant at 54.5% between the end of 2002 and the end of 2003, despite a non-cash security issuance of TL7.8 quadrillion to the public sector. In 2003, the average maturity of cash borrowing increased to 11.5 months from 9.0 months in 2002. Furthermore, in 2003, average TL interest rates declined to 45.1% from 64.2% in 2002. Volatility in interest rates were experienced in the year 2003, to some extent due to the conflict in Iraq. However, due to precautions taken by the Turkish Treasury, the volatile environment did not last long.

     Several key reforms were implemented in the year 2003:

•	To increase the maturity of the debt stock, the issuance of two-year Floating Rate Notes (FRN) have increased. Besides lengthening the maturity, FRNs are a tool against interest rate risk both for financial markets and for the Treasury itself.

•	To further enhance the liquidity of domestic debt, the primary dealership system for government securities continued to be implemented with a new contract in September 2003. In the last two years, the system contributed to the efficiency in both the primary and secondary market for government securities. The system provides greater depth and reduces volatility in the secondary market and helps to reduce roll-over risk. The primary dealership system aims to create a highly liquid, transparent, and dependable secondary market, which in turn will lead to decreased costs in the primary market.

•	In order to lengthen maturity and smooth out the domestic debt service profile, switching auctions were introduced in October 2003. These auctions have been carried out successfully since that time.

     The composition of the domestic debt stock changed substantially between 1995 and 2003. After the financial crisis in 2001, the ratio of non-cash security issuances to total borrowing increased substantially from 21.6% in 2000 to 63.0% in 2001, mainly due to the issuance of non-cash securities for duty losses of state-owned banks and securities issued for banks under the supervision of SDIF. These securities are not issued for budget financing purposes, and as such, issuing non-cash securities does not provide cash to the Treasury.

     As a result of the rehabilitation of public banks and banks under the supervision of SDIF, the total share of the public sector in outstanding debt stock rose to 66.0% in 2001, compared to 33.6% in 2000. Also, the ratio of non-cash debt stock to total domestic debt stock increased substantially from 19.2% in 2000 to 52.6% in 2001. This ratio declined to 40.4% in 2002 and to 32.9% in 2003. Certainly, the ratio of total domestic debt stock to GNP was affected by the issuance of non-cash securities in 2001. This ratio increased from 29% in 2000 to 69% in 2001, while declining to 54.5% in both 2002 and 2003.

     As a whole, these operations did not change the total borrowing requirement of the overall public sector, since these banks were already funding themselves from the market. However, short term borrowing activity has been transformed into longer term borrowing by the Treasury.

     The banking sector rehabilitation operations provided control and effective management of the Government’s debt and also provided flexibility to the Treasury in debt management policies. After the rehabilitation of the public banks, the short-term debt of these banks was transformed into longer term Treasury borrowing.

     The maturity of the non-cash security issues increased to 38.5 months at the end of 2001, compared to 29.2 months in 2000. The maturity of stock related to the non-cash securities increased to 55.9 months at the end of 2001, compared to 41 months in 2000.

     On the other hand, the maturity of cash borrowing also increased to 18.1 months in 2001, compared to 14 months in 2000. The increase was due mainly to borrowing from IMF resources in accordance with the Stand-By Arrangement and the swap operation with the banks held in June 2001.

     During the years 2002 and 2003, the composition of domestic debt stock continued to change and the share of the public sector in outstanding domestic debt stock decreased to 52.8% and 47.7%, respectively. Likewise, the maturity structure also changed during the same period.

     Extra financing needs from the market due to the rehabilitation operations in 2001 led to a shortening of maturities, which resulted in a decrease in the average maturity of total borrowings to 20.6 months in 2002 and 18.1 months in 2003. Likewise, the maturity of the total debt stock also decreased during the same period because of lower borrowing maturities.

     The following tables show the auctioned domestic debt securities:

Table No. 41	Treasury Auctions

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 1999

								Sales Amount
							Net Bid
				Average Interest Rate (%)			Amount	Nominal	Net
	Auction	Value	Maturity
	Date	Date	Date	Term	Simple	Compound	(in billions of Turkish Lira)
January							3,309,741	3,007,590	1,523,986
13 Month G. Bond	12.01.99	13.01.99	09.02.00	131.74	122.33	118.24	1,580,416	1,787,812	771,459
14 Month G. Bond	15.01.99	22.01.99	15.03.00	173.25	150.87	139.98	379,640	299,344	109,548
147 Day T. Bill	26.01.99	27.01.99	23.06.99	43.15	106.85	143.09	1,349,684	920,435	642,980
February							7,314,438	3,834,219	1,792,532
371 Day G. Bond	02.02.99	03.02.99	09.02.00	134.04	131.51	130.32	1,868,534	1,478,505	631,729
392 Day G. Bond	16.02.99	17.02.99	15.03.00	137.17	127.37	122.98	2,614,973	781,295	329,430
182 Day T. Bill	16.02.99	17.02.99	18.08.99	48.29	96.59	119.91	1,315,273	745,476	502,705
14 Month G. Bond	23.02.99	24.02.99	19.04.00	152.44	132.11	123.12	1,515,658	828,944	328,667
March							6,729,191	3,191,209	1,585,689
371 Day G. Bond	09.03.99	10.03.99	15.03.00	102.68	100.74	99.99	2,583,416	1,405,537	693,487
399 Day G. Bond	16.03.99	17.03.99	19.04.00	123.14	112.34	107.97	2,257,882	837,650	375,388
182 Day T. Bill	16.03.99	17.03.99	15.09.99	45.06	90.11	110.41	618,046	380,959	262,631
14 Month G. Bond	23.03.99	24.03.99	17.05.00	123.06	106.68	100.46	1,269,848	567,064	254,183
April							6,304,521	3,519,478	1,965,068
371 Day G. Bond	13.04.99	14.04.99	19.04.00	109.98	107.91	107.06	2,328,008	1,459,520	695,068
392 Day G. Bond	20.04.99	21.04.99	17.05.00	101.59	94.33	91.74	2,179,880	1,152,749	571,832
140 Day T. Bill	27.04.99	28.04.99	15.09.99	29.94	77.85	97.58	1,796,633	907,209	698,168
May							5,634,967	3,033,038	1,647,711
399 Day G. Bond	04.05.99	05.05.99	07.06.00	110.23	100.56	96.96	2,677,812	1,133,062	538,975
182 Day T. Bill	04.05.99	05.05.99	03.11.99	43.04	86.08	104.60	656,406	740,229	517,500
371 Day G. Bond	11.05.99	12.05.99	17.05.00	96.16	94.35	93.68	2,300,749	1,159,747	591,236
June							6,025,433	4,476,068	2,268,426
369 Day G. Bond	03.06.99	04.06.99	07.06.00	106.12	104.68	104.10	1,309,492	947,049	459,477
434 Day G. Bond	15.06.99	16.06.99	23.08.00	139.18	116.73	107.80	2,691,016	2,141,770	895,473
140 Day T. Bill	15.06.99	16.06.99	03.11.99	33.38	86.79	111.46	293,336	248,066	185,984
210 Day T. Bill	22.06.99	23.06.99	19.01.00	56.59	98.09	117.57	1,731,589	1,139,183	727,491
July							4,976,283	2,837,005	1,769,687
13 Month G. Bond	20.07.99	21.07.99	23.08.00	103.30	94.23	91.03	2,914,275	1,413,389	695,239
182 Day T. Bill	20.07.99	21.07.99	19.01.00	40.07	80.15	96.20	1,439,888	969,929	692,448
91 Day T. Bill	26.07.99	28.07.99	27.10.99	18.77	75.06	98.96	622,119	453,687	382,001
August							1,723,500	876,450	530,758
12 Month G. Bond	03.08.99	04.08.99	23.08.00	103.30	97.67	95.59	1,047,638	591,117	290,758
91 Day T. Bill	16.08.99	18.08.99	17.11.99	18.89	75.56	99.79	675,863	285,333	240,000
September							1,348,808	885,012	627,909
182 Day T. Bill	13.09.99	15.09.99	15.03.00	40.95	81.89	98.66	1,348,808	885,012	627,909
October							1,643,963	1,111,226	792,906
231 Day T. Bill	05.10.99	06.10.99	24.05.00	56.91	89.68	103.38	1,061,189	704,380	448,906
91 Day T. Bill	25.10.99	27.10.99	26.01.00	18.27	73.08	95.65	582,775	406,846	344,000
November							571,549	466,943	396,000
91 Day T. Bill	16.11.99	17.11.99	16.02.00	17.92	71.66	93.32	571,549	466,943	396,000
1999 TOTAL							45,582,393	27,238,238	14,900,670

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2000

								Sales Amount
							Net Bid
				Average Interest Rate (%)			Amount	Nominal	Net
	Auction	Value	Maturity
	Date	Date	Date	Term	Simple	Compound	(in billions of Turkish Lira)
January							5,052,694	3,589,793	2,577,469
13 Month G. Bond	04.01.00	05.01.00	21.02.01	42.97	37.87	37.03	1,795,049	859,380	601,125
3 Month T. Bill	18.01.00	19.01.00	19.04.00	8.52	34.07	38.67	1,226,504	620,715	572,000
16 Month G. Bond	18.01.00	19.01.00	23.05.01	50.23	37.31	35.30	2,031,140	2,109,699	1,404,344
February							3,302,807	3,154,348	2,369,966
3 Month T. Bill	08.02.00	09.02.00	10.05.00	9.09	36.36	41.62	1,088,662	679,629	623,000
12 Month G. Bond	08.02.00	09.02.00	21.02.01	41.66	40.12	39.84	2,214,145	2,474,719	1,746,966
March							2,452,548	2,270,404	1,588,707
14 Month G. Bond	10.03.00	15.03.00	23.05.01	43.99	36.90	35.77	1,672,103	2,065,740	1,434,615
11 Month T. Bill	21.03.00	22.03.00	21.02.01	32.82	35.56	36.00	780,445	204,664	154,093
April							4,561,813	4,555,071	3,400,121
16 Month G. Bond	04.04.00	05.04.00	22.08.01	48.97	35.37	33.36	716,780	731,987	491,388
3 Month T. Bill	18.04.00	19.04.00	19.07.00	8.32	33.30	37.69	746,537	755,018	697,000
14 Month G. Bond	18.04.00	19.04.00	20.06.01	38.72	33.01	32.18	3,098,496	3,068,066	2,211,733
May							4,805,599	2,933,262	2,227,770
15 Month G. Bond	09.05.00	10.05.00	22.08.01	43.07	33.43	32.05	2,394,945	992,496	693,692
3 Month T. Bill	15.05.00	17.05.00	16.08.00	8.76	35.02	39.89	1,223,559	748,236	688,000
13 Month G. Bond	23.05.00	24.05.00	20.06.01	40.95	38.02	37.53	1,187,096	1,192,530	846,078
June							2,292,108	1,633,241	1,088,145
14 Month G. Bond	06.06.00	07.06.00	22.08.01	50.09	41.35	39.82	2,292,108	1,633,241	1,088,145
July							2,427,782	1,366,331	1,089,544
12 Month G. Bond	18.07.00	19.07.00	18.07.01	32.55	32.55	32.55	1,506,093	1,037,289	782,544
3 Month T. Bill	25.07.00	26.07.00	25.10.00	7.18	28.72	31.96	921,689	329,043	307,000
August							5,242,917	3,788,789	2,852,109
3 Month T. Bill	14.08.00	16.08.00	15.11.00	7.06	28.24	31.37	1,607,437	897,151	838,000
11 Month T. Bill	22.08.00	23.08.00	18.07.01	29.76	32.93	33.41	1,867,718	1,244,844	959,321
18 Month G. Bond	22.08.00	23.08.00	20.02.02	56.13	37.42	34.58	1,767,763	1,646,794	1,054,788
September							479,360	235,425	154,197
17 Month G. Bond	05.09.00	06.09.00	20.02.02	52.68	36.04	33.58	479,360	235,425	154,197
October							1,853,500	1,579,464	1,127,215
16 Month G. Bond	03.10.00	04.10.00	20.02.02	52.76	38.11	35.80	549,805	681,461	446,155
3 Month T. Bill	23.10.00	25.10.00	24.01.01	8.94	35.77	40.85	522,856	248,386	228,000
14 Month G. Bond	24.10.00	25.10.00	12.12.01	43.38	38.24	37.38	780,838	649,616	453,061
November							1,477,663	1,324,839	989,840
3 Month T. Bill	13.11.00	15.11.00	14.02.01	8.80	35.20	40.12	461,690	258,941	238,000
13 Month G. Bond	14.11.00	15.11.00	12.12.01	41.77	38.79	38.28	1,015,973	1,065,898	751,840
2000 TOTAL							33,948,791	26,430,967	19,465,085

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2001

								Sales Amount
							Net Bid
				Average Interest Rate (%)			Amount	Nominal	Net
	Auction	Value	Maturity
	Date	Date	Date	Term	Simple	Compound	(in billions of Turkish Lira)
January							2,931,699	2,859,333	2,070,151
14 Month G. Bond	05.01.01	08.01.01	20.02.02	75.29	67.17	64.99	382,294	935,999	534,976
6 Month T. Bill	05.01.01	08.01.01	11.07.01	29.78	58.91	67.47	1,810,942	1,488,787	1,147,175
3 Month T. Bill	23.01.01	24.01.01	25.04.01	12.00	47.98	57.33	738,463	434,546	388,000
February							2,810,834	3,212,612	2,955,249
3 Month T. Bill	13.02.01	14.02.01	16.05.01	14.26	57.03	70.43	1,163,103	916,350	802,000
1 Month T. Bill	20.02.01	21.02.01	21.03.01	7.11	92.43	144.23	1,647,731	2,296,263	2,153,249
March							5,480,992	4,391,649	3,285,876
3 Month T. Bill	20.03.01	21.03.01	27.06.01	33.65	124.99	193.71	5,480,992	4,391,649	3,285,876
April							4,984,114	4,863,840	3,330,408
4 Month T. Bill	03.04.01	04.04.01	08.08.01	37.32	107.83	150.00	1,368,834	1,482,688	1,079,694
6 Month T. Bill	10.04.01	11.04.01	10.10.01	57.50	115.00	148.06	840,939	794,091	504,184
8 Month T. Bill	17.04.01	18.04.01	05.12.01	64.88	102.24	119.89	1,200,100	1,203,620	729,995
3 Month T. Bill	24.04.01	25.04.01	25.07.01	20.50	82.00	110.83	404,171	253,049	210,000
6 Month T. Bill	24.04.01	25.04.01	10.10.01	40.15	87.00	107.80	1,170,069	1,130,393	806,535
May							6,117,635	5,711,088	4,145,959
5 Month T. Bill	01.05.01	02.05.01	19.09.01	28.85	75.00	93.28	1,182,999	848,843	658,804
10 Month T. Bill	08.05.01	09.05.01	06.03.02	69.96	84.60	89.91	588,798	957,700	565,492
3 Month T. Bill	15.05.01	16.05.01	15.08.01	17.37	69.48	89.78	1,485,948	884,976	753,999
6 Month T. Bill	22.05.01	23.05.01	21.11.01	32.29	64.58	75.00	1,745,040	1,936,967	1,464,192
10 Month T. Bill	22.05.01	23.05.01	06.03.02	53.62	68.00	72.37	1,036,935	1,072,010	697,846
13 Month G. Bond	29.05.01	30.05.01	26.06.02	88.31	82.00	79.98	77,914	10,593	5,625
June							4,580,248	6,295,272	5,064,868
3 Month T. Bill	05.06.01	06.06.01	05.09.01	16.39	65.56	83.50	470,644	144,625	124,260
6 Month T. Bill	12.06.01	13.06.01	05.12.01	32.62	67.85	79.90	251,028	190,698	143,792
3 Month T. Bill	19.06.01	20.06.01	26.09.01	17.05	63.34	79.47	1,201,994	1,546,774	1,321,440
4 Month T. Bill	26.06.01	27.06.01	07.11.01	26.98	73.85	92.29	2,656,582	4,413,175	3,475,375
July							3,492,450	2,922,595	2,117,977
5 Month T. Bill	03.07.01	04.07.01	05.12.01	31.73	75.00	91.82	240,780	266,403	202,233
8 Month T. Bill	10.07.01	11.07.01	06.03.02	54.75	83.74	95.00	874,718	1,190,140	769,056
7 Month T. Bill	17.07.01	18.07.01	06.02.02	49.19	88.20	104.89	149,088	557,459	374,693
3 Month T. Bill	24.07.01	25.07.01	24.10.01	17.69	70.78	91.88	2,227,865	908,593	771,995
August							3,062,418	3,554,965	2,802,390
5 Month T. Bill	07.08.01	08.08.01	09.01.02	31.15	73.63	89.83	2,004,925	2,415,006	1,841,394
3 Month T. Bill	14.08.01	15.08.01	14.11.01	18.62	74.49	98.00	1,057,493	1,139,958	960,996
September							1,914,877	1,271,774	1,019,949
4 Month T. Bill	04.09.01	05.09.01	26.12.01	21.33	69.00	86.96	605,182	321,643	265,314
3 Month T. Bill	11.09.01	12.09.01	26.11.01	19.40	67.25	84.91	655,808	474,068	397,042
5 Month T. Bill	25.09.01	26.09.01	06.03.02	33.13	74.90	90.97	653,888	476,063	357,594
October							2,567,490	2,276,262	1,839,275
6 Month T. Bill	02.10.01	03.10.01	03.04.02	39.12	78.25	93.56	522,922	604,658	434,616
3 Month T. Bill	09.10.01	10.10.01	09.01.02	17.79	71.15	92.49	580,154	524,577	445,355
3 Month T. Bill	23.10.01	24.10.01	23.01.02	15.61	62.43	78.62	1,043,690	795,376	688,000
5 Month T. Bill	30.10.01	31.10.01	03.04.02	29.62	70.00	84.62	420,723	351,652	271,303
November							6,030,585	7,259,364	5,535,800
5 Month T. Bill	06.11.01	07.11.01	03.04.02	27.58	68.30	82.80	2,461,775	2,800,047	2,194,677
8 Month T. Bill	06.11.01	07.11.01	26.06.02	48.23	76.00	85.94	514,646	1,125,995	759,618
3 Month T. Bill	13.11.01	14.11.01	13.02.02	14.90	59.61	74.31	1,442,461	1,240,944	1,079,994
7 Month T. Bill	20.11.01	21.11.01	26.06.02	39.35	66.01	74.48	1,611,703	2,092,378	1,501,512
December							4,633,445	5,367,631	4,132,659
7 Month T. Bill	04.12.01	05.12.01	10.07.02	41.00	68.77	77.95	1,149,963	1,697,976	1,204,238
5 Month T. Bill	11.12.01	12.12.01	08.05.02	24.94	61.75	73.55	1,485,986	1,478,800	1,183,632
3 Month T. Bill	14.12.01	19.12.01	20.03.02	14.35	57.42	71.01	923,176	859,950	752,000
6 Month T. Bill	25.12.01	26.12.01	10.07.02	34.06	63.25	72.34	1,074,320	1,330,905	992,789
2001 TOTAL							48,606,787	49,986,384	38,300,560

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2002

								Sales Amount
							Net Bid
				Average Interest Rate (%)			Amount	Nominal	Net
	Auction	Value	Maturity
	Date	Date	Date	Term	Simple	Compound	(in billions of Turkish Lira)
January							5,392,889	6,202,107	4,759,796
5 Month T. Bill	08.01.02	09.01.02	29.05.02	22.91	59.58	70.99	1,311,100	1,553,115	1,263,584
8 Month T. Bill	08.01.02	09.01.02	04.09.02	42.20	64.54	71.34	2,412,070	3,236,380	2,275,920
4 Month T. Bill	15.01.02	16.01.02	08.05.02	18.00	58.50	71.24	845,131	501,845	425,293
3 Month T. Bill	21.01.02	23.01.02	24.04.02	14.56	58.25	72.25	824,589	910,768	795,000
February							3,698,570	2,772,878	1,963,802
1 Year G.Bond	05.02.02	06.02.02	05.02.03	69.54	69.54	69.54	1,474,205	1,316,505	776,501
3 Month T. Bill	12.02.02	13.02.02	15.05.02	13.98	55.92	68.78	1,409,566	661,082	580,000
6 Month T. Bill	26.02.02	27.02.02	28.08.02	30.96	61.91	71.49	814,800	795,292	607,301
March							5,055,605	6,020,883	4,341,125
6 Month T. Bill	05.03.02	06.03.02	28.08.02	28.99	60.30	69.80	1,716,055	2,035,694	1,578,192
11 Month T. Bill	05.03.02	06.03.02	05.02.03	61.69	66.83	68.30	1,599,436	2,433,182	1,504,801
7 Month T. Bill	12.03.02	13.03.02	23.10.02	37.74	61.32	68.25	795,483	705,386	512,132
3 Month T. Bill	18.03.02	20.03.02	19.06.02	13.49	53.95	65.88	944,630	846,621	746,000
April							9,273,857	9,892,266	7,334,611
7 Month T. Bill	02.04.02	03.04.02	23.10.02	30.87	55.35	62.00	3,281,257	4,169,314	3,185,815
1 Year G.Bond	09.04.02	10.04.02	09.04.03	58.00	58.00	58.00	2,436,575	2,555,806	1,617,595
8 Month T. Bill	16.04.02	17.04.02	11.12.02	34.00	52.00	56.46	2,013,254	2,075,926	1,549,201
3 Month T. Bill	22.04.02	24.04.02	24.07.02	11.12	44.49	52.48	1,542,771	1,091,220	982,000
May							6,197,793	6,875,038	5,260,826
11 Month T. Bill	07.05.02	08.05.02	09.04.03	48.74	52.80	53.74	1,936,322	2,462,975	1,655,907
6 Month T. Bill	07.05.02	08.05.02	06.11.02	24.33	48.65	54.57	1,056,378	1,161,571	934,298
3 Month T. Bill	13.05.02	15.05.02	14.08.02	11.59	46.35	55.05	1,350,574	1,401,535	1,256,000
5 Month T. Bill	28.05.02	29.05.02	06.11.02	22.27	50.35	57.55	1,003,629	1,008,001	824,404
9 Month T. Bill	28.05.02	29.05.02	05.03.03	42.48	55.23	58.45	850,890	840,957	590,217
June							6,231,819	7,906,571	6,262,311
3 Month T. Bill	17.06.02	19.06.02	18.09.02	14.13	56.50	69.64	1,527,491	1,650,207	1,445,961
7 Month T. Bill	18.06.02	19.06.02	08.01.03	36.15	64.82	73.90	1,398,152	2,148,200	1,577,810
4 Month T. Bill	25.06.02	26.06.02	06.11.02	21.65	59.25	70.97	2,065,580	2,434,437	2,001,205
6 Month T. Bill	25.06.02	26.06.02	08.01.03	35.27	65.50	75.25	1,240,595	1,673,727	1,237,336
July							9,492,323	9,084,819	7,101,419
5 Month T. Bill	02.07.02	03.07.02	11.12.02	27.10	61.27	71.97	411,044	378,389	297,713
5 Month T. Bill	09.07.02	10.07.02	11.12.02	27.18	64.25	76.53	2,557,845	3,311,700	2,603,891
8 Month T. Bill	09.07.02	10.07.02	05.03.03	46.69	71.40	79.67	1,015,227	1,105,724	753,805
3 Month T. Bill	23.07.02	24.07.02	23.10.02	12.97	51.89	62.89	2,897,732	1,247,218	1,104,000
7 Month T. Bill	23.07.02	24.07.02	05.03.03	42.10	68.42	77.00	1,413,107	1,825,890	1,284,897
4 Month T. Bill	30.07.02	31.07.02	13.11.02	15.02	52.07	62.44	1,197,368	1,215,898	1,057,114
August							8,963,207	7,045,950	5,310,854
9 Month T. Bill	06.08.02	07.08.02	07.05.03	47.56	63.42	68.00	1,406,353	1,162,417	787,735
3 Month T. Bill	12.08.02	14.08.02	13.11.02	12.25	48.99	58.75	1,888,620	1,190,944	1,061,000
9 Month T. Bill	13.08.02	14.08.02	07.05.03	46.04	63.00	67.90	1,892,273	1,758,960	1,204,448
5 Month T. Bill	27.08.02	28.08.02	22.01.03	21.21	52.51	61.00	2,365,253	1,620,546	1,337,015
8 Month T. Bill	27.08.02	28.08.02	07.05.03	42.62	61.57	67.00	1,410,708	1,313,083	920,655
September							4,346,705	4,809,349	3,847,546
5 Month T. Bill	03.09.02	04.09.02	22.01.03	20.25	52.64	61.50	1,885,436	1,996,731	1,660,542
10 Month T. Bill	03.09.02	04.09.02	02.07.03	53.95	65.24	68.50	980,523	1,317,310	855,672
3 Month T. Bill	16.09.02	18.09.02	18.12.02	12.32	49.27	59.14	1,480,746	1,495,308	1,331,333
October							6,906,543	8,443,149	5,923,621
9 Month T. Bill	08.10.02	09.10.02	02.07.03	47.76	65.35	70.61	1,782,454	2,832,077	1,916,721
3 Month T. Bill	21.10.02	23.10.02	22.01.03	11.67	46.68	55.50	2,487,587	1,319,933	1,182,000
10 Month T. Bill	22.10.02	23.10.02	27.08.03	51.90	61.34	63.90	2,636,501	4,291,139	2,824,900
November							8,169,442	7,822,416	6,241,333
4 Month T. Bill	05.11.02	06.11.02	19.03.03	17.09	46.77	54.00	2,373,848	2,791,085	2,383,726
8 Month T. Bill	05.11.02	06.11.02	02.07.03	34.02	52.03	56.50	2,328,771	1,995,085	1,488,613
3 Month T. Bill	12.11.02	13.11.02	05.02.03	9.51	41.20	48.23	1,740,160	1,473,970	1,346,000
1 Year G. Bond	26.11.02	27.11.02	03.12.03	52.72	51.72	51.50	1,726,664	1,562,276	1,022,994
December							7,842,928	10,009,019	7,638,605
6 Month T. Bill	02.12.02	03.12.02	21.05.03	20.34	43.81	49.00	1,459,040	1,578,787	1,311,941
5 Month T. Bill	10.12.02	11.12.02	21.05.03	19.90	45.00	50.74	1,429,359	2,099,133	1,750,677
12 Month T. Bill	10.12.02	11.12.02	03.12.03	50.13	51.11	51.33	2,046,262	3,525,376	2,348,253
3 Month T. Bill	16.12.02	18.12.02	19.03.03	9.82	39.28	45.45	1,685,164	1,429,842	1,302,000
12 Month T. Bill	17.12.02	18.12.02	03.12.03	48.63	50.57	51.00	1,223,103	1,375,880	925,734
2002 TOTAL							81,571,680	86,884,446	65,985,848

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2003

								Sales Amount
							Net Bid
				Average Interest Rate (%)			Amount	Nominal	Net
	Auction	Value	Maturity
	Date	Date	Date	Term	Simple	Compound	(in billions of Turkish Lira)
January							8,737,178	11,402,022	8,219,679
5 Month T. Bill	07.01.03	08.01.03	18.06.03	22.12	50.00	57.10	955,586	1,369,368	1,121,376
9 Month T. Bill	07.01.03	08.01.03	08.10.03	42.00	56.00	59.61	719,788	1,553,085	1,093,729
5 Month T.Bill	14.01.03	15.01.03	18.06.03	21.03	49.70	57.00	1,335,994	1,254,146	1,036,251
3 Month T.Bill	20.01.03	22.01.03	24.04.03	10.87	43.00	50.41	2,119,007	1,626,440	1,467,000
12 Month G.Bond	21.01.03	22.01.03	28.01.04	59.91	58.78	58.50	3,606,804	5,598,983	3,501,324
February							7,373,019	10,669,089	7,427,460
3 Month T.Bill	03.02.03	05.02.03	14.05.03	10.93	40.60	47.00	1,701,338	1,059,381	955,000
12 Month T.Bill	04.02.03	05.02.03	28.01.04	57.10	58.22	58.49	2,485,384	4,889,345	3,112,312
5 Month T.Bill	04.02.03	05.02.03	16.07.03	20.80	47.03	53.31	1,456,239	1,872,451	1,550,015
12 Month G.Bond	25.02.03	26.02.03	03.03.04	57.33	56.25	55.99	1,730,058	2,847,913	1,810,133
March							7,930,395	11,866,641	8,056,915
9 Month T.Bill	04.03.03	05.03.03	08.10.03	31.60	53.00	58.50	451,050	618,717	470,163
12 Month G.Bond	04.03.03	05.03.03	03.03.04	62.50	62.50	62.50	2,286,975	3,862,449	2,376,874
3 Month T.Bill	17.03.03	19.03.03	18.06.03	12.18	48.70	58.34	1,140,069	1,193,004	1,063,515
5 Month T.Bill	18.03.03	19.03.03	13.08.03	19.51	48.30	55.47	867,866	1,020,572	853,984
12 Month T.Bill	18.03.03	19.03.03	03.03.04	57.09	59.37	59.95	3,184,436	5,171,899	3,292,379
April							9,169,974	13,608,238	9,635,825
4 Month T.Bill	07.04.03	09.04.03	13.08.03	16.76	48.43	56.48	1,434,743	1,914,745	1,639,845
6 Month T.Bill	08.04.03	09.04.03	08.10.03	25.29	50.59	56.99	918,119	1,458,563	1,164,108
12 Month G.Bond	08.04.03	09.04.03	28.04.04	67.43	63.75	62.79	2,812,235	5,511,471	3,291,837
10 Month T.Bill	22.04.03	24.04.03	18.02.04	44.63	54.15	56.48	2,170,537	3,469,722	2,399,035
3 Month T.Bill	22.04.03	24.04.03	23.07.03	9.88	39.96	46.39	1,834,340	1,253,736	1,141,000
May							11,365,061	15,492,078	10,852,833
6 Month T.Bill	05.05.03	07.05.03	05.11.03	22.15	44.30	49.20	1,043,367	1,254,738	1,027,217
10 Month T.Bill	06.05.03	07.05.03	18.02.04	40.85	51.80	54.40	1,825,448	2,694,891	1,913,372
12 Month G.Bond	06.05.03	07.05.03	26.05.04	57.44	54.31	53.59	3,226,679	4,672,361	2,967,650
3 Month T.Bill	12.05.03	14.05.03	13.08.03	9.15	36.62	41.96	1,735,753	1,676,618	1,536,000
6 Month T.Bill	20.05.03	21.05.03	05.11.03	19.57	42.40	47.29	715,592	926,604	774,956
14 Month G.Bond	20.05.03	21.05.03	07.07.04	62.01	54.66	53.00	2,818,222	4,266,866	2,633,638
June							8,656,777	9,805,395	7,315,978
5 Month T.Bill	03.06.03	04.06.03	05.11.03	17.35	41.00	45.95	397,753	505,374	430,670
13 Month G.Bond	10.06.03	11.06.03	07.07.04	52.98	49.20	48.40	2,495,865	2,979,842	1,947,863
3 Month T.Bill	16.06.03	18.06.03	17.09.03	8.68	34.71	39.49	2,082,639	1,723,613	1,586,000
11 Month T.Bill	16.06.03	18.06.03	09.06.04	48.21	49.15	49.35	2,440,116	3,303,118	2,228,746
5 Month T.Bill	17.06.03	18.06.03	05.11.03	15.21	39.54	44.50	1,240,404	1,293,448	1,122,700
July							10,444,057	15,032,604	11,088,623
5 Month T.Bill	01.07.03	02.07.03	19.11.03	15.21	39.54	44.50	1,951,271	2,411,019	2,092,717
14 Month G.Bond	01.07.03	02.07.03	18.08.04	59.57	52.50	50.96	4,774,943	8,704,628	5,455,103
4 Month T.Bill	15.07.03	16.07.03	19.11.03	13.33	38.50	43.54	1,685,517	1,976,205	1,743,804
3 Month T.Bill	22.07.03	23.07.03	22.10.03	8.00	32.00	36.05	2,032,326	1,940,752	1,797,000
August							10,732,462	10,217,888	7,815,672
3 Month T.Bill	11.08.03	13.08.03	12.11.03	7.65	30.60	34.29	2,373,744	1,932,310	1,795,000
8 Month T.Bill	12.08.03	13.08.03	07.04.04	25.54	39.06	41.60	1,358,269	1,596,898	1,272,041
14 Month G.Bond	12.08.03	13.08.03	22.09.04	47.63	42.70	41.80	3,607,196	3,069,725	2,079,309
8 Month T.Bill	26.08.03	27.08.03	07.04.04	21.85	35.50	37.86	1,008,350	976,036	801,043
13 Month G.Bond	26.08.03	27.08.03	22.09.04	41.46	38.50	38.00	2,384,902	2,642,918	1,868,279
September							2,866,154	1,999,126	1,718,168
3 Month T.Bill	15.09.03	17.09.03	17.12.03	6.93	27.73	30.75	1,639,077	1,240,416	1,160,000
13 Month G.Bond	16.09.03	17.09.03	22.09.04	35.93	35.25	35.14	1,227,077	758,710	558,168
October							6,504,693	7,088,956	5,859,303
6 Month T.Bill	07.10.03	08.10.03	07.04.04	14.25	28.50	30.53	1,416,466	1,699,216	1,487,272
13 Month G.Bond	07.10.03	08.10.03	27.10.04	32.29	30.53	30.29	3,027,957	3,804,726	2,876,031
3 Month T.Bill	20.10.03	22.10.03	21.01.04	5.95	23.80	26.01	2,060,270	1,585,014	1,496,000
November							10,498,214	12,442,825	10,161,006
9 Month T.Bill	04.11.03	05.11.03	21.07.04	20.46	28.75	29.90	1,720,845	2,392,640	1,986,274
14 Month G.Bond	04.11.03	05.11.03	15.12.04	33.71	30.22	29.75	3,715,982	4,694,543	3,511,096
3 Month T.Bill	11.11.03	12.11.03	11.02.04	5.94	23.75	25.95	2,290,158	1,934,404	1,826,000
6 Month T.Bill	18.11.03	19.11.03	05.05.04	11.86	25.71	27.50	1,536,726	1,731,904	1,548,218
13 Month G.Bond	18.11.03	19.11.03	15.12.04	31.02	28.80	28.51	1,234,504	1,689,335	1,289,419
December							4,519,419	5,364,883	4,348,117
5 Month T.Bill	02.12.03	03.12.03	05.05.04	10.93	25.84	27.79	752,709	777,810	701,164
14 Month G.Bond	02.12.03	03.12.03	26.01.05	34.05	29.51	28.91	2,576,642	3,453,707	2,576,466
3 Month T.Bill	16.12.03	17.12.03	17.03.04	5.87	23.50	25.65	1,190,068	1,133,366	1,070,487
2003 TOTAL							98,797,400	124,989,744	92,499,580

Source:UT.

Table No. 42	2003 Sales – Direct Sales
and Tap and Public Offer

					Net Amount
	Description	Issue Date	Settlement Date	Maturity	(billion TL)
January					3,494,345
TAP Sale – Discounted	377 day (term int. rate) %6.70	02.01.03	14.01.04	377 Days	560,291
Direct Sales	Annual coupon - Ind. To Future Auc.	02.01.03	30.12.04	2 Years	2,030,000
Direct Sales	273 day (term int. rate) %42.00	08.01.03	08.10.03	273 Days	222,922
Direct Sales	161 day (term int. rate) %22.12	08.01.03	18.06.03	161 Days	330,000
Direct Sales	285 day (term int. rate) %6.97	10.01.03	22.10.03	285 Days	351,133
March					373,751
Direct Sales	Annual coupon - Ind. To Future Auc.	05.03.03	02.03.05	2 Years	44,000
Direct Sales	84 day (term int. Rate) %11.19	26.03.03	18.06.03	84 Days	164,876
Direct Sales	140 day (term int. Rate) %18.50	26.03.03	13.08.03	140 Days	164,876
April					14,989,807
Direct Sales	Coupon pay. End of per. - CPI+ annual %5 Spread	29.04.03	31.05.06	3 Years	14,989,807
May					700,000
Direct Sales	160 day (term int. Rate) %21.93	01.05.03	08.10.03	160 Days	350,000
Direct Sales	293 day (term int. Rate) %43.39	01.05.03	18.02.04	293 Days	350,000
October					506,378
Direct Sales	2.80% Semi-annually couponed	22.10.03	18.10.06	3 Years	506,378
December					730,775
Switching	411 day (term int. rate) %33.21	12.12.03	26.01.05	411 Days	730,775
2003 TOTAL					20,795,056

Table No. 43	Discounted FX Denominated Treasury Auctions of 2003

								Total (including switching)
							Net Bid
				Accepted Interest Rate (%)			Amount	Nominal	Net
	Auction Date	Value Date	Maturity Date	Term	Simple	Compound	(million)
13 Month G.Bond USD	28.01.03	29.01.03	25.02.04	7.11	6.60	6.59	876.6	813.0	759.0
18 Month G.Bond USD	11.03.03	12.03.03	08.09.04	10.50	7.00	6.88	260.5	199.4	180.5
14 Month G.Bond USD	08.07.03	09.07.03	08.09.04	7.33	6.25	6.22	1,453.4	1,493.9	1,391.9
18 Month G.Bond USD	19.08.03	20.08.03	16.02.05	7.60	5.06	5.00	1,121.8	1,073.0	997.2
18 Month G.Bond EUR	19.08.03	20.08.03	16.02.05	7.87	5.25	5.18	429.3	327.0	303.1
18 Month G.Bond USD	22.12.03	23.12.03	22.06.05	6.30	4.19	4.15	1,030.3	1,228.3	1,155.4
USD TOTAL							4,742.5	4,807.6	4,484.0
EURTOTAL							429.3	327.0	303.1

Table No. 44	Fixed Coupon FX Denominated Treasury Auctions in 2003

								Total (including switching)
							Net Bid
				Accepted Interest Rate (%)			Amount	Nominal	Net
	Auction Date	Value Date	Maturity Date	Term	Simple	Compound	(million)
2 Year Semi Annual Coupon USD	03.06.03	04.06.03	01.06.05	3.44	6.88	7.00	1,117.1	1,379.2	1,356.9
2 Year Semi Annual Coupon USD	23.09.03	24.09.03	21.09.05	2.24	4.47	4.52	1,825.4	1,731.4	1,748.7
2 Year Semi Annual Coupon EUR	23.09.03	24.09.03	21.09.05	2.50	5.01	5.07	546.5	602.1	613.3
2 Year Semi Annual Coupon USD	21.10.03	22.10.03	19.10.05	2.20	4.40	4.45	563.2	459.5	464.7
2 Year Semi Annual Coupon USD	09.12.03	10.12.03	19.10.05	2.22	4.44	4.49	1,198.3	506.1	514.5
USD TOTAL							4,703.9	4,076.2	4,084.8
EURTOTAL							546.5	602.1	613.3

Table No. 45	Fixed Coupon TL Denominated Treasury Auctions in 2003

								Total (including switching)
							Net Bid
				Accepted Interest Rate (%)			Amount	Nominal	Net
	Auction Date	Value Date	Maturity Date	Term	Simple	Compound	(billion TL)
2 Year Semi Annually Coupon	17.11.03	19.11.03	16.11.05	12.75	25.50	27.13	2,121,028.7	1,534,398.0	1,522,889.8
2 Year Semi Annually Coupon	16.12.03	17.12.03	16.11.05	12.51	25.02	26.58	1,852,261.0	1,467,134.0	1,493,571.9
TOTAL							2,434,666.6	3,001,532.0	3,016,461.8

Table No. 46	Floating Rate Note Auctions of 2003

								Total (including switching)
							Net Bid
				Accepted Interest Rate (%)			Amount	Nominal	Net
	Auction Date	Value Date	Maturity Date	Term	Simple	Compound	(billion TL)
3 Month T-Bill Yield + 8% (annual)	21.01.03	22.01.03	19.01.05	13.17	52.11	63.15	393,690	378,097	372,614
3 Month T-Bill Yield + 8% (annual)	13.05.03	14.05.03	11.05.05	11.45	45.78	54.26	1,127,551	775,090	763,464
3 Month T-Bill Yield + 8% (annual)	17.06.03	18.06.03	11.05.05	11.45	45.80	54.28	396,791	680,067	698,258
3 Month T-Bill Yield + 8% (annual)	16.09.03	17.09.03	11.05.05	9.31	37.23	42.76	1,415,385	1,519,787	1,599,576
3 Month T-Bill Yield + 8% (annual)	21.10.03	22.10.03	19.10.05	7.44	29.76	33.24	1,585,585	1,894,417	1,951,250
3 Month T-Bill Yield + 8% (annual)	11.11.03	12.11.03	19.10.05	7.45	29.81	33.31	1,148,905	688,764	720,730
3 Month T-Bill Yield + 8% (annual)	01.12.03	03.12.03	19.10.05	7.47	29.87	33.39	925,285	1,024,633	1,089,185
TOTAL							6,993,191	6,960,854	7,195,076

Table No. 47	Switching Auctions of 2003

Securities Issued
				Interest
Auction Date	Value Date		Maturity Date	Term	Simple	Comp.
14.10.2003	15.10.2003	378 Days G.Bond	27.10.2004	31.62	30.45	30.29
11.12.2003	12.12.2003	411 Days G.Bond	26.01.2005	33.21	29.41	28.91

Securities Bought Back
		Amount Bought Back		Extra Amount Sold
	Net Bid
	Amount	Nominal	Net	Nominal	Net
(in billions of TRL)
371 Days G.Bond	2,402,553	2,048,283	1,912,912	2,517,751	1,912,912
364 Days G.Bond	3,572,421	3,399,297	3,223,893	4,294,516	3,223,893
TOTAL	5,974,974	5,447,580	5,136,805	6,812,267	5,136,805

Table No. 48	Internal Public Debt

	1998	1999	2000	2001	2002	2003(1)
	(in trillions of Turkish Lira)
Total Domestic Debt	11,612.9	22,920.1	36,420.6	122,157.3	149,869.7	194,386.7
Securitized Debt	11,612.9	22,920.1	36,420.6	122,157.3	149,869.7	194,386.7
Cash	9,511.8	20,197.5	29,422.6	57,879.9	89,271.0	130,484.0
Bonds	3,815.8	16,960.8	27,373.2	40,226.7	52,251.1	105,841.9
Bills	5,695.9	3,236.8	2,049.4	17,653.2	37,019.9	24,642.1
Non-Cash	2,101.1	2,722.6	6,998.0	64,277.4	60,598.7	63,902.7
Bonds	1,956.1	2,722.6	6,989.7	61,901.2	60,598.7	63,131.7
Bills	145.0	0.0	8.3	2,376.2	0.0	771.0

(1)	Provisional.

Source: UT.

EXTERNAL DEBT AND DEBT MANAGEMENT

     As of December 31, 2003, Turkey’s outstanding external debt was approximately $147.3 billion, which represented an increase of approximately $16.4 billion from approximately $130.9 billion as of December 31, 2002. The December 31, 2003 amount represented approximately 64.6% of GNP and 314.1% of merchandise exports (fob).

     The following table sets forth information as to the external public and private debt of Turkey at the end of the periods indicated:

Table No. 49	Outstanding External Public and Private Debt(1)

	1999	2000	2001	2002	2003
	(in millions of U.S. dollars)
Outstanding External Debt by Maturity
Total Outstanding Debt	102,979	118,691	113,818	130,928	147,264
Short Term	22,921	28,301	16,403	16,424	22,922
Medium-Long Term	80,079	90,390	97,415	114,504	124,342
Outstanding External Debt by Borrower	102,979	118,691	113,818	130,928	147,264
Short Term(2)	22,921	28,301	16,403	16,424	22,922
Central Government	0	1,000	0	0	0
CBRT	686	653	752	1,655	2,861
CBRT Loans	6	26	20	15	12
Dresdner Bank Program	680	627	732	1,640	2,849
Deposit Money Banks	13,172	16,900	7,997	6,344	9,688
Other Sectors	9,063	9,748	7,654	8,425	10,373
Medium-Long Term	80,058	90,390	97,415	114,504	124,342
Public Sector	42,379	47,808	46,366	63,928	70,334
General Government	37,633	42,380	41,185	59,112	65,624
Central Government	34,582	39,524	38,762	56,829	63,498
Local Administrations	2,395	2,258	1,840	1,601	1,467
Extra Budgetary Funds	648	591	560	655	628
Universities	8	6	23	26	30
Other Public Sector(3)	863	1,193	1,117	1,038	1,195
State Owned Enterprises	3,883	4,236	4,034	3,778	3,514
Financial SOEs	743	706	575	196	209
Non-Financial SOEs	3,140	3,530	3,459	3,582	3,306
CBRT	10,312	13,429	23,591	20,340	21,490
CBRT Loans	396	3,705	13,643	8,068	7,272
Dresdner Bank Scheme	9,916	9,724	9,948	12,272	14,218
Private Sector	27,367	29,153	27,488	30,236	32,518
Financial	7,482	7,581	4,789	4,658	5,052
Banks	4,768	4,550	3,211	3,014	3,068
Non-Bank Financial Enterprises	2,713	3,032	1,578	1,644	1,984
Non-Financial	19,885	21,571	22,699	25,578	27,466
Outstanding External Debt by Lender.	102,979	118,691	113,818	130,928	147,264
Short Term(2)	22,921	28,301	16,403	16,424	22,922
Commercial Bank Credits	11,540	17,306	7,775	5,187	8,257
Private Lender Credits	11,381	10,995	8,628	11,237	14,665
Medium-Long Term	80,058	90,390	97,415	114,504	124,342
Official Creditors	16,870	20,047	30,616	40,040	42,789
Governmental Organizations	9,128	8,669	8,552	9,180	9,377
Multilateral Organizations	7,743	11,379	22,064	30,860	33,412
Private Creditors(4)	63,187	70,342	66,799	74,464	81,553
Loan	46,450	48,208	45,461	50,620	53,981
Commercial Banks	24,466	27,294	27,442	28,918	30,051
Nonbank Financial Institutions	7,063	5,673	3,371	3,512	3,288
Non-monetary Institutions	3,986	4,288	3,942	4,778	4,723

	1999	2000	2001	2002	2003
	(in millions of U.S. dollars)
Off-shore Banks	990	1,203	731	1,128	1,687
Private Investment and Development Banks	21	18	3	3	3
Dresdner	9,916	9,724	9,948	12,272	14,218
NGTA	8	8	8	8	9
Other	—	—	16	1	2
Bond Issue	16,738	22,134	21,338	23,844	27,572

(1)	Provisional.
(2)	Source: CBRT.
(3)	T. Development Bank, T. Eximbank.
(4)	Since October 1, 2001, CBRT has been responsible for monitoring private sector debt.
Sources: UT, CBRT.

     The following table presents the currency composition of Turkey’s outstanding public and private external debt at the end of the periods indicated:

Table No. 50	Currency Composition of Outstanding External Debt(1)

	1999	2000	2001	2002(1)	2003
USD	52.71	54.32	50.45	46.95	45.79
DEM	26.78	19.50	0.73	0.00	0.00
EUR/ECU	6.99	12.50	30.06	30.64	33.40
SDR	0.87	3.53	12.39	16.82	16.31
CHF	0.93	0.66	0.60	0.56	0.61
GBP	0.78	0.68	0.62	0.56	0.45
JPY	7.78	6.27	4.55	4.05	3.06
FRF	1.15	0.85	0.02	0.00	0.00
NLG	0.69	0.55	0.02	0.00	0.00
Other (USD)	1.33	1.14	0.55	0.43	0.39

Total	100.00	100.00	100.00	100.00	100.00

(1)	Provisional New Times Series Data.

Sources: UT, CBRT.

     The following tables present the relationship of Turkey’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:

Table No. 51	Debt Ratios

	1999	2000	2001	2002	2003
	(percentage of total)
T. External Debt/GNP	55.27	58.94	79.03	71.68	61.64
Public Sector/GNP	28.28	30.41	48.55	46.14	38.44
Private Sector/GNP	14.69	14.48	19.09	16.55	13.61
T. External Debt/Exports (FOB)	387.33	427.33	363.24	363.09	314.14
External Debt Service/GNP	9.83	10.89	17.10	15.80	11.63
Ext. Debt Service/Exports (FOB) (2)	68.89	78.98	78.58	80.01	59.24
Interest/GNP	2.92	3.13	4.95	3.51	2.93
Interest/Exports (FOB) (1)	20.50	22.68	22.77	17.75	14.91
Int’l Reserves (net)/Total Ext. Debt	23.48	19.51	17.40	21.44	23.88
Int’l Reserves (net)/Short-term Debt	105.50	81.81	120.71	170.91	153.40
Int’l Reserves (gross)/Total Ext. Debt	22.51	18.68	16.51	20.47	22.83
Int’l Reserves (gross)/Short-term Debt.	101.12	78.34	114.53	163.22	146.65
Central Bank Reserves (gross)/Import (CIF)	56.99	40.68	45.38	52.00	48.91
Central Bank Reserves (net)/Import (CIF)	59.46	42.48	47.83	54.45	51.16
Current Account Balance/Central Bank Reserves (gross)	(5.80)	(44.29)	18.04	(5.68)	(20.25)

	1999	2000	2001	2002	2003
	(percentage of total)
Current Account Balance/Central Bank Reserves (net)	(5.56)	(42.41)	17.12	(5.42)	(19.36)
Current Account Balance/GNP	(0.72)	(4.88)	2.35	(0.83)	(2.85)

(1)	Exports (FOB): Excluding shuttle trade and other goods (12-month totals).
(2)	GNP ($): GNP (TL)/Average USD exchange rate.
Sources: UT, CBRT, SIS.

Table No. 52	External Debt Service(1)

	1999	2000	2001	2002	2003
	(in millions of U.S. dollars)
Total External Debt Service	18,316	21,937	24,623	28,852	27,772

Principal(2)	12,866	15,638	17,489	22,450	20,784
Interest	5,450	6,299	7,134	6,402	6,988

(1)	Provisional
(2)	Repayments through bond issues are included.
Source: CBRT.

     The aggregate amount of scheduled repayment of principal and interest on the medium and long-term external public and private debt of Turkey (disbursed and undisbursed) is set forth below for the periods indicated:

Table No. 53	Medium and Long-Term External Debt Service(1)

	Principal	Interest	Total
	(in millions of U.S. dollars)
2004
Private Sector	12,370	1,594	13,964
Public Sector.	12,655	4,777	17,433

Total	25,025	6,371	31,397

2005
Private Sector	6,031	1,010	7,311
Public Sector.	15,141	3,096	19,047

Total	21,442	4,916	26,358

2006
Private Sector	4,207	710	4,917
Public Sector.	17,704	3,106	20,810

Total	21,911	3,816	25,727

2007
Private Sector	2,909	577	3,576
Public Sector.	7,654	2,447	10,101

Total	10,653	3,024	13,677

2008
Private Sector	2,345	450	2,795
Public Sector.	6,531	1,892	8,423

Total	8,876	2,342	11,218

2009
Private Sector	1,678	360	2,038
Public Sector.	3,411	1,453	4,864

Total	5,089	1,813	6,902

	Principal	Interest	Total
	(in millions of U.S. dollars)
2010
Private Sector	2,609	532	3,141
Public Sector.	21,106	6,916	28,021

Total	23,715	7,448	31,162

(1)	Provisional; excluding Dresdner Bank Program Accounts repayment; cross rates based on December 31, 2003.
Source: UT.

     The following table presents the total external public debt of Turkey issued between January 1, 1999 and December 31, 2003:

Table No. 54	External Debt of Turkey (issued between January 1, 1999 and December 31, 2003) (Consolidated Budget)

External						Interest
Financing	Agreement		Debts Disbursed and	Maturity		Rate/
Number	Date	Currency	Outstanding ($)	(Year)	Interest Type	Margin

BOND / MONETARY INSTITUTIONS
10263	15.02.1999	DEM	0	4.01		9.250
10682	12.03.1999	EUR	1,255,490,706	5.01		9.500
11223	15.06.1999	USD	1,275,527,818	10.00		12.375
11476	23.08.1999	EUR	502,566,785	6.01		9.625
12288	29.10.1999	USD	499,627,453	5.02		11.875
12469	15.12.1999	EUR	0	3.01		7.750
13301	10.01.2000	USD	1,494,751,786	30.01		11.875
13604	08.02.2000	EUR	1,242,503,357	10.00		9.250
14497	12.04.2000	EUR	745,794,629	5.01		7.750
15988	08.06.2000	USD	1,532,499,149	10.02		11.750
15846	09.06.2000	EUR	0	3.01	Euribor 3 Month	2.000
16681	16.06.2000	JPY	514,210,920	4.08		3.250
29999	06.11.2000	JPY	0	3.06		3.000
31496	12.02.2001	EUR	936,155,504	3.01		8.250
35899	05.11.2001	EUR	1,004,674,957	3.26		11.000
36039	19.11.2001	USD	1,011,559,314	5.02		11.375
36439	15.01.2002	USD	1,025,695,249	10.02		11.500
37119	12.03.2002	USD	1,388,086,380	6.02		9.875
37459	07.05.2002	EUR	931,238,912	5.00		9.750
38506	07.11.2002	USD	1,111,765,046	5.18		10.500
38590	09.01.2003	USD	1,523,111,582	10.01		11.000
38610	23.01.2003	EUR	617,436,274	5.00		9.875
38671	17.06.2003	EUR	928,845,467	7.59		9.500
38695	17.09.2003	USD	1,238,250,000	10.33		9.500

BOND / NON-MONETARY INSTITUTIONS
12367	26.11.1999	EUR	936,828,770	7.01		9.625
14001	21.02.2000	JPY	0	3.08		3.500

LOAN / GOVERNMENTAL ORGANIZATIONS
10794	19.01.1999	JPY	888,420	5.34		2.100
10986	24.03.1999	DEM	0	2.51	Libor 6 Month DEM	2.100
10756	06.04.1999	USD	9,998,010	17.61	Libor 6 Month USD	1.000
11909	28.05.1999	DEM	18,362,107	30.09		2.000
11838	14.07.1999	USD	9,725,194	11.23		5.780
12303	25.08.1999	JPY	14,568,182	12.90		2.300
13473	17.09.1999	JPY	12,898,027	40.01		0.750
13822	17.09.1999	JPY	3,540,537	25.01		2.200
25695	17.09.1999	JPY	3,267,625	40.01		0.750
23369	27.09.1999	JPY	1,926,944	5.56		2.200
23587	27.09.1999	JPY	4,856,145	5.73		2.000
23625	28.09.1999	EUR	3,147,798	5.67	Euribor 6 Month	0.700
23626	28.09.1999	EUR	1,911,070	5.00	Euribor 6 Month	2.000
23627	28.09.1999	EUR	531,813	5.00	Euribor 6 Month	2.000
24685	28.09.1999	EUR	180,851	5.18	Euribor 6 Month	2.000
24686	28.09.1999	EUR	1,195,640	5.75	Euribor 6 Month	0.700
24688	28.09.1999	EUR	322,552	5.18	Euribor 6 Month	2.000
24689	28.09.1999	EUR	6,832,763	5.18	Euribor 6 Month	2.000
12372	11.11.1999	DEM	10,326,316	30.13		2.000
12461	26.11.1999	EUR	9,626,540	17.00	Euribor 6 Month	1.000

External						Interest
Financing	Agreement		Debts Disbursed and	Maturity		Rate/
Number	Date	Currency	Outstanding ($)	(Year)	Interest Type	Margin

10804	30.11.1999	USD	6,327,855	13.38		1.200
24687	01.12.1999	EUR	1,917,682	5.50	Euribor 6 Month	0.700
13538	17.12.1999	JPY	507,294,036	16.74		2.300
13371	22.12.1999	KWD	59,973,029	19.86		4.500
13608	22.12.1999	JPY	220,643,231	25.00		2.200
15980	17.01.2000	EUR	4,172,587	52.95		0.200
15981	17.01.2000	EUR	64,976	29.54		0.200
13665	27.01.2000	EUR	2,831,994	5.93	Euribor 6 Month	2.500
13864	27.01.2000	JPY	7,576,144	5.73		2.200
14073	14.02.2000	JPY	11,941,700	7.96		2.000
26796	15.02.2000	JPY	4,486,570	5.90		2.200
14326	28.03.2000	JPY	156,033,818	10.50	Japan Prime Rate	0.200
27595	23.06.2000	EUR	24,929,465	6.15	Euribor 6 Month	6.490
30117	19.10.2000	USD	6,505,131	7.36		7.060
30237	23.10.2000	JPY	5,634,139	5.61		3.470
30247	23.10.2000	JPY	8,894,648	5.83		3.470
30899	31.10.2000	USD	14,479,357	17.39	Libor 6 Month USD	0.950
31819	30.01.2001	SAR	17,315,135	24.71		2.000
31950	19.02.2001	KWD	41,968,265	25.20		2.000
32019	28.02.2001	DEM	12,773,947	29.84		2.000
33166	16.04.2001	USD	0	35.29		0.000
33674	04.05.2001	DEM	16,075,635	30.15		2.000
33675	04.05.2001	DEM	16,468,375	30.65		2.000
34337	13.06.2001	USD	8,463,090	5.67		5.420
34370	13.06.2001	USD	2,207,753	5.00	Libor 6 Month USD	1.650
35699	12.09.2001	EUR	422,046	5.00	Euribor 6 Month	1.900
35700	12.09.2001	EUR	1,901,670	5.55		5.370
35701	12.09.2001	EUR	1,441,033	5.00	Euribor 6 Month	1.900
35711	12.09.2001	EUR	5,378,673	5.00	Euribor 6 Month	1.900
35859	12.09.2001	EUR	295,866	5.00	Euribor 6 Month	1.900
35860	12.09.2001	EUR	2,642,479	5.55		5.370
36099	08.11.2001	DEM	0	30.14		2.000
36783	25.01.2002	JPY	5,107,715	5.16		3.940
36786	25.01.2002	JPY	9,735,823	6.42		3.940
38078	04.07.2002	EUR	151,078	29.99		2.000
38079	04.07.2002	EUR	0	30.49		2.000
38082	04.07.2002	EUR	0	30.49		2.000
38077	05.07.2002	JPY	3,128,762	40.04		0.950
38710	20.08.2002	SAR	0	24.65		2.000
38705	26.09.2002	KWD	0	26.55		1.750
38655	18.12.2002	EUR	0	30.03		2.000
38694	05.09.2003	USD	0	17.04	Libor 6 Month USD	0.950

LOAN / MONETARY INSTITUTIONS
10120	11.01.1999	USD	158,460	5.26	Libor 6 Month USD	1.750
10204	11.01.1999	BEF	3,484,752	2.67		5.210
10793	19.01.1999	JPY	156,785	5.34	Libor 1 JPY	1.500
10748	01.02.1999	USD	7,671,398	5.00	Libor 6 Month USD	2.250
10786	18.02.1999	EUR	329,117	5.00	Euribor 6 Month	1.600
10787	18.02.1999	EUR	3,489,357	5.57		4.980
10759	24.02.1999	USD	35,620,800	7.17	Libor 6 Month USD	1.625
10778	16.03.1999	USD	1,428,571	5.59	Libor 3 Month USD	2.250
10906	22.03.1999	USD	27,104,222	12.04		5.460
10987	24.03.1999	ATS	135,981,594	17.75		6.900
10988	24.03.1999	ATS	134,056,857	17.75		6.900
10991	24.03.1999	USD	0	4.50	Libor 6 Month USD	2.150
10992	24.03.1999	USD	23,523,578	6.00	Libor 6 Month USD	2.250
10993	24.03.1999	USD	0	4.00	Libor 6 Month USD	2.100
10994	24.03.1999	USD	0	4.50	Tibor 6 Month USD	2.150
11061	16.04.1999	USD	4,285,714	5.00	Libor 6 Month USD	2.250
11141	26.05.1999	JPY	9,097,839	15.09		1.900
11145	26.05.1999	JPY	0	4.25	Libor 6 Month JPY	1.975
12023	04.06.1999	USD	9,166,425	31.49		0.800
11237	24.06.1999	USD	342,564,415	11.23	Libor 6 Month USD	0.750
11238	24.06.1999	USD	5,954,105	4.73	Libor 6 Month USD	0.750
11900	28.06.1999	DEM	2,883,929	6.70	Euribor 6 Month	0.750
22943	28.06.1999	DEM	174,490	5.00	Euribor 6 Month	2.000
23450	28.06.1999	USD	7,336,719	11.50		7.200
23451	28.06.1999	NLG	2,869,935	11.50		5.700
23452	28.06.1999	USD	264,228	5.00		7.600
23453	28.06.1999	NLG	103,359	5.00		5.600
12173	25.08.1999	JPY	9,614,881	10.17	Libor 6 Month JPY	2.000

External						Interest
Financing	Agreement		Debts Disbursed and	Maturity		Rate/
Number	Date	Currency	Outstanding ($)	(Year)	Interest Type	Margin

22944	07.09.1999	JPY	4,414,026	5.18	Tibor 6 Month JPY	2.000
23630	08.09.1999	DEM	239,479	5.01	Euribor 6 Month	2.250
12356	13.09.1999	USD	469,926	5.00	Libor 6 Month USD	2.250
11903	24.09.1999	USD	2,648,229	5.00	Libor 6 Month USD	2.250
23324	24.09.1999	USD	8,662,936	8.97		6.640
23325	24.09.1999	USD	9,841,957	9.22		7.200
12714	11.10.1999	USD	12,857,143	5.00	Libor 6 Month USD	2.250
23586	22.10.1999	JPY	714,140	5.00	Libor 6 Month JPY	2.000
23629	27.10.1999	DEM	1,424,902	1.01	Euribor 6 Month	0.700
24178	27.10.1999	USD	59,378,295	11.38	Libor 6 Month USD	0.200
24177	08.11.1999	USD	41,545,564	5.59	Libor 6 Month USD	1.500
24172	19.11.1999	USD	23,885,714	5.00	Libor 6 Month USD	2.250
24171	30.11.1999	USD	8,378,921	5.33	Libor 6 Month USD	0.750
24175	01.12.1999	USD	3,261,615	5.14	Libor 6 Month USD	2.250
24176	01.12.1999	USD	9,131,670	13.33		7.150
13236	08.12.1999	USD	4,647,056	5.00	Libor 6 Month USD	2.150
13478	10.12.1999	USD	7,714,286	5.00	Libor 6 Month USD	2.250
24173	16.12.1999	USD	12,285,714	5.00	Libor 6 Month USD	2.250
24174	16.12.1999	USD	45,714,286	5.00	Libor 6 Month USD	2.250
13063	17.12.1999	USD	37,581,949	5.00	Libor 6 Month USD	2.250
14131	17.12.1999	USD	8,571,429	5.00	Libor 6 Month USD	2.250
14077	20.12.1999	CHF	2,835,997	6.19	Swiss Export Base Rate 5 Year	0.750
14078	20.12.1999	CHF	226,667	5.03	Swiss Export Base Rate 6 Year	2.250
13710	22.12.1999	USD	2,496,484	6.07	Libor 6 Month USD	0.250
13716	22.12.1999	USD	1,027,396	5.00	Libor 6 Month USD	2.250
13995	27.12.1999	USD	12,857,143	5.00	Libor 6 Month USD	2.250
13994	04.01.2000	USD	13,714,286	5.01	Libor 6 Month USD	2.250
14354	17.02.2000	USD	21,428,571	5.01	Libor 6 Month USD	2.250
26533	10.03.2000	GBP	6,040,487	6.64		5.950
26734	10.03.2000	GBP	10,256,601	6.48	Libor 6 Month Gbp	1.250
14371	23.03.2000	USD	21,428,571	5.00	Libor 6 Month USD	2.250
15354	07.04.2000	USD	1,711,780	5.56	Libor 6 Month USD	2.125
15356	07.04.2000	USD	2,300,769	6.06	Libor 6 Month USD	0.700
14600	12.04.2000	USD	22,623,105	5.00	Libor 6 Month USD	2.250
15362	05.05.2000	USD	19,285,714	5.01	Libor 6 Month USD	1.750
27412	05.05.2000	USD	17,142,857	5.01	Libor 6 Month USD	1.750
15983	08.06.2000	USD	526,544	5.06	Libor 1 USD	0.875
28552	15.06.2000	CHF	12,077,368	15.38	Libor 6 Month Chf	0.750
28557	15.06.2000	CHF	1,350,466	5.00	Libor 6 Month Chf	1.750
29189	28.07.2000	USD	11,428,571	5.00	Libor 6 Month USD	1.750
29191	28.07.2000	USD	26,514,286	5.00	Libor 6 Month USD	1.750
29192	28.07.2000	USD	25,714,286	5.00	Libor 6 Month USD	1.750
29193	28.07.2000	USD	11,428,571	5.00	Libor 6 Month USD	1.750
29323	28.07.2000	USD	74,785,281	6.00	Libor 6 Month USD	2.250
28558	31.07.2000	USD	11,428,571	5.00	Libor 6 Month USD	1.750
29194	01.08.2000	USD	8,571,429	5.00	Libor 6 Month USD	1.750
29187	29.08.2000	USD	15,428,571	5.00	Libor 6 Month USD	1.750
29529	05.10.2000	USD	71,331,289	5.01	Libor 6 Month USD	1.750
29691	11.10.2000	USD	19,428,571	5.00	Libor 6 Month USD	1.750
29692	13.10.2000	USD	117,142,857	5.00	Libor 6 Month USD	1.750
30209	13.10.2000	USD	8,008,204	5.91		7.700
30210	13.10.2000	EUR	3,611,448	5.85		6.400
30108	19.10.2000	USD	1,275,516	5.47	Libor 1 Month USD	1.250
30538	13.11.2000	EUR	3,029,843	6.00	Euribor 6 Month	1.250
30539	13.11.2000	EUR	17,633,733	6.57		6.100
30896	24.11.2000	USD	28,000,000	5.00	Libor 6 Month USD	1.750
30897	24.11.2000	USD	66,770,123	13.07	Libor 6 Month USD	7.360
30898	24.11.2000	USD	27,899,561	12.91	Libor 6 Month USD	1.300
30625	28.11.2000	JPY	2,326,010	4.90	Libor 6 Month JPY	1.625
32218	07.12.2000	USD	2,801,644	6.27	Libor 6 Month USD	0.250
32222	07.12.2000	USD	2,076,450	6.11	Libor 6 Month USD	1.750
30964	12.12.2000	JPY	6,349,165	5.00	Libor 1 JPY	1.750
30966	12.12.2000	JPY	1,494,903	5.00	Libor 1 JPY	1.750
30852	20.12.2000	USD	0	0.50	Libor 3 Month USD	1.000
33383	09.02.2001	CHF	0	12.14	Libor 6 Month Chf	0.625
33430	09.02.2001	USD	10,512,835	4.89	Libor 6 Month USD	1.750
32346	01.03.2001	GBP	9,949,201	7.08		7.010
32347	01.03.2001	GBP	1,663,779	5.01	Libor 6 Month Gbp	1.750
32377	26.03.2001	USD	328,929	5.09	Libor 6 Month USD	1.750
32378	26.03.2001	USD	2,087,600	6.76	Libor 1 USD	0.625
32723	30.03.2001	USD	4,678,730	5.49	Libor 6 Month USD	0.250

External						Interest
Financing	Agreement		Debts Disbursed and	Maturity		Rate/
Number	Date	Currency	Outstanding ($)	(Year)	Interest Type	Margin

32733	30.03.2001	USD	919,575	5.00	Libor 6 Month USD	1.750
34393	09.04.2001	USD	257,983,058	6.00	Libor 6 Month USD	2.250
33377	17.04.2001	DEM	971,083	4.50	Euribor 6 Month	1.000
33378	17.04.2001	DEM	5,307,653	6.00		5.330
34574	20.04.2001	USD	449,998	5.00	Libor 6 Month USD	1.750
34575	20.04.2001	USD	3,569,983	5.90	Libor 6 Month USD	1.000
33609	30.04.2001	EUR	6,368,638	35.54		0.300
33522	09.05.2001	USD	35,714,286	5.01	Libor 6 Month USD	1.750
34278	31.05.2001	EUR	3,243,044	5.00	Euribor 6 Month	1.750
34279	31.05.2001	USD	35,103,571	5.00	Libor 6 Month USD	1.750
34281	01.06.2001	EUR	24,505,932	11.36		5.220
34282	01.06.2001	EUR	21,059,266	11.36		5.220
33614	04.06.2001	USD	67,857,143	5.00	Libor 6 Month USD	1.750
34280	06.06.2001	EUR	13,455,313	31.39		0.300
34335	12.06.2001	USD	0	6.68	Libor 6 Month USD	0.250
34933	14.06.2001	USD	7,142,857	5.01	Libor 6 Month USD	1.750
35939	29.06.2001	USD	1,388,708	5.96	Libor 6 Month USD	1.750
35940	29.06.2001	USD	1,235,732	7.46	Libor 6 Month USD	0.650
35941	29.06.2001	USD	3,328,936	7.46	Libor 6 Month USD	0.250
35755	28.09.2001	USD	18,000,000	5.10		6.480
35756	28.09.2001	USD	19,957,302	5.00	Libor 6 Month USD	1.750
35959	02.11.2001	USD	12,857,143	5.00	Libor 6 Month USD	1.750
36139	08.11.2001	USD	20,600,000	5.00	Libor 6 Month USD	1.750
36079	13.11.2001	USD	34,000,000	5.00	Libor 6 Month USD	1.750
36500	28.11.2001	USD	15,428,571	5.00	Libor 6 Month USD	1.750
36499	11.12.2001	USD	27,428,571	5.00	Libor 6 Month USD	1.750
36381	27.12.2001	USD	8,571,429	5.00	Libor 6 Month USD	1.750
37019	17.01.2002	EUR	107,062,735	17.20		6.400
37059	17.01.2002	EUR	16,175,729	6.00	Euribor 6 Month	2.100
37079	17.01.2002	EUR	101,197,892	5.01	Euribor 6 Month	1.750
36719	22.01.2002	USD	20,000,000	5.00	Libor 6 Month USD	1.750
36784	25.01.2002	JPY	2,454,422	5.00	Tibor 6 Month JPY	1.625
36785	25.01.2002	JPY	1,287,660	5.00	Tibor 6 Month JPY	1.625
36959	12.02.2002	USD	50,000,000	5.00	Libor 6 Month USD	1.000
37419	15.02.2002	USD	20,000,000	5.00	Libor 6 Month USD	1.750
37299	18.03.2002	USD	12,000,000	5.00	Rtrtop7	1.000
37937	28.03.2002	JPY	645,871	15.26	Libor 6 Month JPY	0.700
37938	28.03.2002	JPY	2,096,225	5.01	Libor 6 Month JPY	1.750
37319	03.04.2002	USD	30,000,000	5.01	Libor 6 Month USD	1.750
37399	12.04.2002	USD	20,000,000	5.00	Libor 6 Month USD	1.750
37539	18.04.2002	EUR	0	7.20		6.180
37800	03.05.2002	EUR	2,308,094	5.00	Euribor 6 Month	1.000
37801	03.05.2002	EUR	0	7.08		4.870
37853	03.06.2002	USD	18,000,000	5.21	Libor 6 Month USD	1.750
37819	06.06.2002	USD	43,520,097	5.01	Libor 6 Month USD	1.750
37847	07.06.2002	USD	15,000,000	5.00	Libor 6 Month USD	1.750
37848	07.06.2002	USD	15,000,000	5.00	Libor 6 Month USD	1.750
37849	07.06.2002	USD	138,450,000	5.00	Libor 6 Month USD	1.750
37850	07.06.2002	USD	90,000,000	5.00	Libor 6 Month USD	1.750
37851	07.06.2002	USD	10,000,000	5.00	Libor 6 Month USD	1.750
37852	07.06.2002	USD	8,000,000	5.00	Libor 6 Month USD	1.750
37898	18.06.2002	EUR	4,751,189	6.11	Euribor 6 Month	0.500
37957	18.06.2002	EUR	6,773,688	6.55	Euribor 6 Month	0.500
37958	19.06.2002	EUR	1,304,025	5.00	Euribor 6 Month	1.750
38388	20.06.2002	USD	1,577,153	6.40	Libor 6 Month USD	0.250
38389	20.06.2002	USD	1,940,000	5.00	Libor 6 Month USD	1.750
38017	21.06.2002	USD	40,000,000	5.00	Libor 6 Month USD	1.750
38018	21.06.2002	USD	80,000,000	5.00	Libor 6 Month USD	1.750
38019	21.06.2002	USD	37,500,000	5.00	Libor 6 Month USD	1.750
38243	08.07.2002	USD	0	8.96	Libor 6 Month USD	0.400
38263	08.07.2002	USD	0	5.48	Libor 3 Month USD	1.750
38083	18.07.2002	USD	17,000,000	5.00	Libor 6 Month USD	1.750
38164	23.07.2002	EUR	518,801	5.00	Euribor 6 Month	1.750
38163	02.08.2002	EUR	2,455,659	5.24	Euribor 6 Month	0.500
38224	07.08.2002	USD	42,857,105	5.00	Libor 6 Month USD	1.750
38225	07.08.2002	USD	22,625,115	5.00	Libor 6 Month USD	1.750
38503	07.08.2002	USD	1,427,296	8.02	Libor 6 Month USD	0.250
38504	07.08.2002	USD	986,395	5.52	Libor 6 Month USD	1.750
38228	20.08.2002	USD	50,000,000	5.00	Libor 6 Month USD	1.750
38543	26.08.2002	USD	2,065,270	5.29	Libor 6 Month USD	1.750
38303	05.09.2002	USD	7,258,481	5.00	Libor 6 Month USD	1.750

External						Interest
Financing	Agreement		Debts Disbursed and	Maturity		Rate/
Number	Date	Currency	Outstanding ($)	(Year)	Interest Type	Margin

38304	05.09.2002	USD	21,261,797	5.01	Libor 1 USD	1.750
38323	10.09.2002	EUR	1,119,304	6.23	Euribor 6 Month	0.500
38324	10.09.2002	EUR	911,021	5.00	Euribor 6 Month	1.750
38384	12.09.2002	USD	68,500,000	5.00	Libor 6 Month USD	1.750
38385	12.09.2002	USD	15,000,000	5.00	Libor 6 Month USD	1.750
38443	01.10.2002	USD	31,500,000	5.00	Libor 6 Month USD	1.750
38444	01.10.2002	USD	14,000,000	5.00	Libor 6 Month USD	1.750
38445	01.10.2002	USD	35,000,000	5.00	Libor 6 Month USD	1.750
38691	02.10.2002	AED	0	23.58		2.000
38463	04.10.2002	EUR	0	11.74	Euribor 6 Month	0.700
38483	04.10.2002	EUR	1,989,095	5.00	Euribor 6 Month	1.750
38423	08.10.2002	USD	0	5.00	Libor 6 Month USD	1.750
38446	08.10.2002	USD	25,250,000	5.00	Libor 6 Month USD	1.750
38448	14.10.2002	USD	24,500,000	5.00	Libor 6 Month USD	1.750
38505	15.10.2002	USD	0	5.42	Libor 6 Month USD	0.018
38586	27.11.2002	USD	0	6.56	Libor 6 Month USD	0.250
38587	27.11.2002	USD	0	6.00	Libor 6 Month USD	1.750
38588	27.11.2002	USD	0	6.00		4.620
38589	27.11.2002	USD	0	6.00	Libor 6 Month USD	0.400
38669	14.05.2003	USD	4,548,801	10.39	Libor 6 Month USD	0.700
38672	14.05.2003	USD	11,300,280	5.00	Libor 6 Month USD	1.750
38673	14.05.2003	USD	2,902,510	10.72	Libor 6 Month USD	0.700
38674	14.05.2003	USD	3,448,207	10.89	Libor 6 Month USD	0.700
38679	21.05.2003	USD	2,392,667	5.37	Libor 6 Month USD	0.500
38678	22.05.2003	USD	309,034	5.61	Libor 6 Month USD	0.500
38680	27.05.2003	USD	865,527	5.00	Libor 6 Month USD	1.750
38681	27.05.2003	USD	391,740	5.00	Libor 6 Month USD	1.750
38684	18.06.2003	USD	0	5.00	Libor 6 Month USD	1.750
38685	22.08.2003	EUR	0	5.00	Euribor 6 Month	1.750
38686	22.08.2003	EUR	14,181,783	13.15		4.430
38687	22.08.2003	EUR	13,538,447	5.00	Euribor 6 Month	1.750
38688	22.08.2003	EUR	38,361,383	34.24		0.200
38692	05.09.2003	USD	0	5.00		5.720
38693	05.09.2003	USD	0	6.40	Libor 6 Month USD	0.650
38696	05.09.2003	USD	11,250,000	5.00	Libor 6 Month USD	1.750
38698	26.09.2003	USD	7,000,000	5.00	Libor 6 Month USD	1.750
38699	29.09.2003	USD	0	4.75	Libor 6 Month USD	1.750
38700	29.09.2003	USD	44,738,944	11.50		4.970
38701	29.09.2003	USD	4,689,115	11.50	Libor 6 Month USD	0.800
38702	06.10.2003	USD	57,500,000	5.00	Libor 6 Month USD	1.750
38703	06.10.2003	USD	78,500,000	5.00	Libor 6 Month USD	1.750
38704	06.10.2003	USD	0	5.00	Libor 6 Month USD	1.750
38711	15.12.2003	USD	0	5.00	Libor 6 Month USD	1.750
38712	15.12.2003	USD	0	5.00	Libor 6 Month USD	1.750
38713	15.12.2003	USD	0	5.00	Libor 6 Month USD	1.750
38717	19.12.2003	USD	417,205	5.00	Libor 6 Month USD	1.750
38718	19.12.2003	USD	254,550	5.00	Libor 6 Month USD	1.750

LOAN / MULTILATERAL ORGANIZATIONS
22303	22.04.1999	EUR	40,006,400	19.91		3.000
11356	22.07.1999	USD	45,000,000	10.01		7.020
11957	02.08.1999	USD	99,023,212	16.95	IBRD — Single Currency Loan - 6 Month USD Applicable After 31 July 1998	0.000
12676	13.10.1999	SDR	267,614,835	5.01		2.100
12643	23.11.1999	USD	203,612,542	14.90		7.750
12644	23.11.1999	USD	241,462,995	11.90		7.780
24310	16.12.1999	USD	39,000,000	10.00		7.360
13825	03.02.2000	USD	6,685,126	15.16		5.500
14482	09.02.2000	EUR	187,530,000	31.17		6.300
15771	27.05.2000	USD	384,600,000	14.88	IBRD — Single Currency Loan - 6 Month USD Applicable After 31 July 1998	0.000
28239	20.06.2000	EUR	62,510,000	15.49		2.878
28658	21.06.2000	EUR	93,765,000	14.98		4.776
16795	04.07.2000	USD	24,332,000	10.01		7.815
28354	03.08.2000	USD	63,000,000	10.02		7.640
29934	24.10.2000	USD	50,000,000	10.02		7.180
32057	06.11.2000	EUR	187,530,000	29.36		6.220
30356	08.11.2000	USD	834,633	17.15		5.500
30357	08.11.2000	USD	0	16.65		5.500
30516	08.11.2000	USD	5,503,165	16.65		5.500
30517	08.11.2000	ISD	11,836,801	24.64		0.000
30490	23.11.2000	USD	50,000,000	10.02		7.170

External						Interest
Financing	Agreement		Debts Disbursed and	Maturity		Rate/
Number	Date	Currency	Outstanding ($)	(Year)	Interest Type	Margin

33461	05.12.2000	EUR	11,033,015	16.86		5.000
31020	21.12.2000	USD	392,778,900	16.82	IBRD — Single Currency Loan - 6 Month USD Applicable After 31 July 1998	0.000
31024	21.12.2000	USD	90,722,035	16.82	IBRD — Single Currency Loan - 6 Month USD Applicable After 31 July 1998	0.000
31350	19.01.2001	USD	30,000,000	10.02		6.400
32338	23.03.2001	USD	17,000,000	10.01		5.990
33979	13.06.2001	USD	90,000,000	10.02		6.390
34481	12.07.2001	USD	700,000,000	16.76	IBRD — Single Currency Loan - 6 Month USD Applicable After 31 July 1998	0.000
34484	12.07.2001	USD	400,000,000	4.76	IBRD — Single Currency Loan - 6 Month USD Applicable After 31 July 1998	3.540
35323	12.07.2001	USD	188,780,016	16.76	IBRD — Single Currency Loan - 6 Month USD Applicable After 31 July 1998	0.000
35039	06.08.2001	USD	10,000,000	10.01		6.250
35042	06.08.2001	USD	14,462,000	10.01		6.250
36002	14.09.2001	USD	115,467,133	15.09	IBRD — Single Currency Loan - 6 Month USD Applicable After 31 July 1998	0.000
35960	08.11.2001	USD	11,000,000	10.00		5.030
37820	14.12.2001	EUR	40,331,452	14.74		4.500
36779	04.02.2002	SDR	16,464,345,716	6.86		4.200
38057	27.02.2002	USD	185,477	6.63	IBRD — Single Currency Loan - 6 Month USD	0.750
37359	25.03.2002	USD	386,326	9.06	IBRD — Single Currency Loan - 6 Month USD	0.000
37301	27.03.2002	USD	3,000,000	10.02		6.360
38183	24.04.2002	USD	184,000,000	14.98	IBRD — Single Currency Loan - 6 Month USD Applicable After 31 July 1998	0.000
38184	24.04.2002	USD	266,000,000	4.98	IBRD — Single Currency Loan - 6 Month USD Applicable After 31 July 1998	3.540
38084	04.07.2002	EUR	0	24.78		5.750
38485	26.07.2002	USD	3,000,000	14.72	IBRD — Single Currency Loan - 6 Month USD Applicable After 31 July 1998	0.000
38283	02.08.2002	USD	5,000	1.70	IBRD — Single Currency Loan - 6 Month USD	1.670
38630	03.10.2002	USD	5,800,000	10.10		4.860
38631	03.10.2002	USD	40,000,000	10.92		4.940
38545	11.10.2002	EUR	0	15.05		5.150
38632	21.10.2002	USD	10,000,000	10.01		4.490
38633	19.11.2002	USD	1,800,000	10.00		4.850
38585	26.11.2002	EUR	0	25.00		5.150
38729	02.04.2003	EUR	0	29.95		2.140
38714	22.04.2003	USD	12,500,000	11.31		3.990
38716	24.10.2003	USD	12,000,000	9.68		4.980

LOAN / NON MONETARY INSTITUTIONS
10995	24.03.1999	USD	23,889,107	6.00	Tibor 6 Month USD	2.250
10996	24.03.1999	USD	0	4.00	Tibor 6 Month USD	2.100
23368	24.09.1999	JPY	377,832	5.37	Tibor 6 Month JPY	2.000
13369	11.12.1999	USD	2,220,509	5.21	Libor 6 Month USD	2.250
13866	14.01.2000	JPY	18,940,467	10.00	Libor 6 Month JPY	0.500
26795	09.02.2000	JPY	904,856	5.66	Tibor 6 Month JPY	0.500
14092	14.02.2000	USD	2,279,250	6.45	Libor 6 Month USD	2.250
14094	14.02.2000	JPY	919,080	6.45	Libor 6 Month JPY	2.000
36119	28.09.2001	USD	46,285,714	5.00	Rtrtop7	1.750

Table No. 54	External Debt of Turkey (issued between January 1, 1999 and December 31, 2003) (Public guaranteed)

External						Interest
Financing	Agreement		Debts Disbursed and	Maturity		Rate/
Number	Date	Currency	Outstanding ($)	(Year)	Interest Type	Margin

LOAN / GOVERNMENTAL ORGANIZATIONS
12075	11.06.1999	USD	1,656,633	5.12		6.580
11304	12.07.1999	JPY	81,470,437	11.01	Japan Prime Rate	0.200
12844	15.12.1999	USD	185,865,142	17.33		7.170
12859	15.12.1999	USD	10,604,748	5.44	Libor 6 Month USD	2.150
13244	15.12.1999	EUR	155,232,133	16.17	Aka Floating Plafond Rate	0.250

External						Interest
Financing	Agreement		Debts Disbursed and	Maturity		Rate/
Number	Date	Currency	Outstanding ($)	(Year)	Interest Type	Margin

15884	04.04.2000	USD	1,742,500	5.96	Libor 6 Month USD	9.454
34479	20.06.2001	USD	13,923,000	6.94		5.510
34480	20.06.2001	USD	674,823	5.94	Libor 6 Month USD	2.000
36261	14.12.2001	USD	24,449,975	19.54	Libor 6 Month USD	1.000

LOAN / MONETARY INSTITUTIONS
10659	26.02.1999	USD	3,309,998	5.00	Libor 6 Month USD	1.250
10661	26.02.1999	USD	584,117	5.00	Libor 6 Month USD	1.950
10734	05.03.1999	USD	190,983,119	12.15	Libor 3 Month USD	0.070
10735	05.03.1999	USD	26,647,277	10.15	Libor 3 Month USD	3.000
10783	31.03.1999	USD	8,925,000	5.00	Libor 6 Month USD	2.250
21143	31.03.1999	EUR	1,801,092	5.00	Euribor 6 Month	2.250
21144	31.03.1999	USD	7,489,959	12.02	Libor 6 Month USD	5.460
21163	31.03.1999	EUR	48,289,982	12.02	Euribor 6 Month	4.940
10761	06.04.1999	USD	1,571,429	5.00	Libor 6 Month USD	2.250
10763	06.04.1999	USD	15,178,400	12.24	Libor 6 Month USD	6.825
10807	15.04.1999	USD	14,977,094	16.02	United States Prime Rate	0.900
10808	15.04.1999	USD	69,462,904	12.02		6.250
29591	25.04.1999	EUR	0	3.50		9.650
11235	10.06.1999	USD	22,288,910	9.46		6.080
11236	10.06.1999	USD	1,848,449	5.33	Libor 6 Month USD	1.750
11545	27.07.1999	USD	11,714,286	5.00	Libor 6 Month USD	2.250
11776	24.08.1999	USD	0	1.75		5.000
11907	07.09.1999	EUR	0	3.00		9.625
12087	08.10.1999	USD	22,090,635	5.00	Libor 6 Month USD	2.250
12093	08.10.1999	USD	367,191	6.71	Libor 6 Month USD	1.750
12119	08.10.1999	USD	8,114,060	11.71		6.810
12427	23.11.1999	USD	24,249,286	5.00	Libor 6 Month USD	2.250
12464	26.11.1999	DEM	13,865,029	1.93	Libor 6 Month DEM	0.850
12465	26.11.1999	DEM	4,883,536	5.00	Libor 6 Month DEM	2.250
12223	15.12.1999	EUR	4,167,472	5.00	Libor 6 Month Euro	2.150
12863	15.12.1999	JPY	113,418,586	5.00	Libor 6 Month JPY	2.250
12910	15.12.1999	JPY	5,609,574	5.00	Libor 6 Month JPY	2.150
12912	15.12.1999	USD	34,959,134	9.33	Libor 6 Month USD	0.750
12913	15.12.1999	USD	33,346,559	5.00	Libor 6 Month USD	2.250
12916	15.12.1999	USD	11,323,418	5.00	Libor 6 Month USD	2.250
13216	15.12.1999	USD	15,886,789	9.30	Libor 6 Month USD	0.750
13250	15.12.1999	EUR	7,656,355	5.00	Euribor 6 Month	2.150
13331	15.12.1999	EUR	105,237,622	15.83	Libor 6 Month Euro	0.750
24843	15.12.1999	EUR	1,049,779	15.83	Libor 6 Month Euro	0.750
24844	15.12.1999	JPY	49,354,682	15.83	Libor 6 Month JPY	0.750
25043	15.12.1999	EUR	41,168	5.00	Libor 6 Month Euro	0.000
25063	15.12.1999	JPY	1,655,027	5.00	Libor 6 Month Euro	2.150
12818	20.12.1999	USD	8,500,000	5.00	Libor 6 Month USD	2.250
13278	23.12.1999	USD	6,516,667	4.67	Libor 6 Month USD	2.250
13280	23.12.1999	USD	32,980,000	5.67	Australia Prime Rate	2.250
13021	24.12.1999	USD	3,514,286	5.00	Libor 6 Month USD	2.250
24943	14.01.2000	USD	170,970,590	12.17	Libor 3 Month USD	0.020
24944	14.01.2000	USD	24,786,698	10.54	Libor 3 Month USD	2.950
13679	29.01.2000	USD	0	13.58	Libor 6 Month USD	2.150
26218	07.04.2000	USD	16,618,137	10.04	Libor 6 Month USD	0.900

External						Interest
Financing	Agreement		Debts Disbursed and	Maturity		Rate/
Number	Date	Currency	Outstanding ($)	(Year)	Interest Type	Margin

26220	07.04.2000	USD	80,023,413	10.04		6.250
15323	16.05.2000	EUR	139,440,033	15.44		6.360
15327	16.05.2000	GBP	12,340,065	15.44		7.390
15329	16.05.2000	USD	6,074,757	15.44		7.700
15343	16.05.2000	EUR	21,784,061	15.44	Euribor 6 Month	0.750
15347	16.05.2000	USD	52,843,465	15.44		7.170
15348	16.05.2000	EUR	22,583,370	5.00	Euribor 6 Month	2.250
15357	16.05.2000	GBP	1,633,244	5.00	Libor 6 Month GBP	2.250
15359	16.05.2000	USD	16,445,318	5.00	Libor 6 Month USD	2.250
15360	16.05.2000	USD	41,295,210	5.00	Libor 6 Month USD	2.250
15438	16.05.2000	USD	23,067,329	15.25		7.270
15439	16.05.2000	USD	4,070,705	5.25	Libor 6 Month USD	2.250
15441	16.05.2000	USD	5,206,641	5.25	Libor 6 Month USD	2.250
16157	31.05.2000	USD	10,720,000	5.00	Libor 6 Month USD	1.750
28913	18.08.2000	USD	29,017,057	5.00	Libor 6 Month USD	1.000
31586	09.02.2001	USD	56,274,220	12.53	Libor 3 Month USD	1.000
31587	09.02.2001	USD	8,656,881	10.10	Libor 3 Month USD	2.250
33608	30.04.2001	EUR	6,370,915	11.39		5.580
36946	27.02.2002	USD	28,361,769	11.84	Libor 6 Month USD	0.150
37179	15.03.2002	USD	59,562,891	12.28	Libor 3 Month USD	0.350
37180	15.03.2002	USD	8,083,914	4.70	Libor 3 Month USD	1.750
38037	02.07.2002	USD	19,752,900	11.00		5.300
38038	02.07.2002	USD	2,528,983	5.50	Libor 6 Month USD	1.750
38223	07.08.2002	EUR	654,423	7.73	Libor 6 Month Euro	0.250
38226	07.08.2002	USD	4,030,556	5.73	Libor 6 Month USD	1.750
38227	07.08.2002	EUR	371,343	7.73	Libor 6 Month Euro	1.750

LOAN / MULTILATERAL ORGANIZATIONS
22304	04.06.1999	EUR	40,183,848	17.28	Euribor 6 Month	1.230
22883	04.06.1999	EUR	0	17.00		0.015
22884	04.06.1999	EUR	0	17.00		0.015
11955	02.08.1999	USD	191,572,051	7.04	IBRD - Single Currency Loan - 6 Month USD	0.000
30626	28.11.2000	USD	0	2.88	Libor 1 USD	2.150
33822	05.12.2000	EUR	10,839,234	17.98		3.000
33164	21.03.2001	USD	42,226,696	3.38	Libor 1 Month USD	1.530
34613	10.07.2001	EUR	73,292,883	11.93		4.000
35919	11.10.2001	EUR	0	20.00	Libor 6 Month Euro	0.300
36259	27.11.2001	USD	30,000,000	3.11		2.000
36340	14.12.2001	EUR	24,600,009	20.48	European Investment Bank 3 Months Rate	2.500
7039	12.02.2002	USD	9,962,328	2.87	Libor 1 Month USD	1.505
37303	28.02.2002	EUR	0	17.62	European Investment Bank 3 Months Rate	3.500
37977	22.05.2002	USD	0	1.24		3.500
38663	02.04.2003	EUR	153,454,850	11.95	Euribor 6 Month	2.330

LOAN / NON MONETARY INSTITUTIONS
11196	11.06.1999	USD	0	4.08	Libor 6 Month USD	2.000
22610	27.07.1999	USD	17,913,878	5.30	Libor 6 Month USD	2.250
12089	21.09.1999	USD	5,961,840	5.20	Libor 6 Month USD	2.250
36309	21.12.2001	USD	11,577,902	5.01	Libor 6 Month USD	1.750

RISK MANAGEMENT

     When the Law on Regulating Public Finance and Debt Management (Law No. 4749) came into effect in April of 2002, regulations regarding debt management came under a unique legal regulation. A debt authority was created by delegating authority to the Minister, who is in charge of the Undersecretariat of Treasury, so as to provide the realizations of operations which would create liabilities in the name of general government. Under Law No. 4749, the operations concerning debt and receivable management will be announced to the public with quarterly Debt Management Reports. Thus, transparency, accountability and efficiency have been increased in debt management, and regulations relating to fiscal and quasi-fiscal operations coming out of the budget have increased fiscal discipline.

     Moreover, the Law No. 4749 implements an active risk management strategy and takes measures to limit the potential effects of contingent liabilities incurred by the state. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables on the basis of risk analysis, a Risk Management unit (one of the most fundamental and important units of the organizations responsible for public debt management) was created. In addition, a Debt Management Committee has been set up within the Undersecretariat of the Treasury to ensure coordination and efficiency in debt management.

     With the help of this institutional infrastructure, the risk management unit has been fully operational from the beginning of 2004 and continues to produce its routine assigned duties such as providing monthly short-term risk monitoring notes to the Debt Management Committee and publishing quarterly debt management reports (in May 2004, the fifth report was published). Furthermore, the Risk Management Unit formulates an interim debt sustainability model for the medium-term and produces a preliminary valuation of the portfolio of explicit contingent liabilities of the state and a preliminary list of implicit liabilities of the state. Also, the Risk Management Unit is able to produce cash flow reports, gap reports, duration reports and pilot medium-term borrowing scenarios in order to evaluate financial risks.

     The performance-based borrowing strategy aims to enhance transparency and the effectiveness of public debt management at a minimum cost with a prudent level of risk. This strategic benchmark was implemented in 2004. Major components of this strategy, which are determined in accordance with the aforementioned cost and risk analysis, are as follows:

•	to raise funds mainly in TL;

•	to use fixed-rate TL instruments as a major source of domestic borrowing;

•	to increase the average maturity of domestic borrowing to over one year, including foreign exchange-denominated and indexed debt, taking into account market conditions; and

•	to keep a certain level of cash reserves throughout the year to reduce the liquidity risk associated with cash and debt management.